LIBERTY
INTERNATIONAL

Liberty International PLC

Annual report 2008

Contents

** These sections of the report include items required to be stated in accordance with Section 417 of the Companies Act 2006 – Business Review*

Additional information on 2008 performance is provided in the 2008 Annual Results Presentation to analysts, available for download from www.liberty-international.co.uk

This report contains "forward-looking statements" regarding the belief or current expectations of Liberty International PLC, its directors and other members of its senior management about Liberty International PLC's businesses, financial performance and results of operations. Generally, words such as, but not limited to, "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Liberty International PLC and are difficult to predict, that may cause actual results, performance or developments to differ materially from any future results, performance or developments expressed or implied by the forward-looking statements. These forward-looking statements speak only as at the date of this report. Except as required by applicable law, Liberty International PLC expressly disclaims any obligation to update or revise any forward-looking statements contained herein to reflect any change in Liberty International PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this report on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

Liberty International PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2008, Liberty International owned £7.1 billion of properties of which UK regional shopping centres comprised 70 per cent and retail property in aggregate 85 per cent. Adjusted, diluted shareholders' funds amounted to £2.8 billion. Assets of the group under control or joint control amounted to £9.3 billion at that date.

Capital Shopping Centres has interests in 14 UK regional shopping centres amounting to 12.7 million sq. ft. in aggregate including nine of the UK's top 30 regional shopping centres with a market value of £5.0 billion at 31 December 2008. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. CSC has a 50 per cent share in the extension of St David's, Cardiff, which is due to complete in Autumn 2009.

Capital & Counties held assets of £2.1 billion at 31 December 2008, amounting to 7.4 million sq. ft. in aggregate, of which £1,434 million was invested in Central London. Capital & Counties had £590 million invested in the Covent Garden area including the historic Covent Garden Market, and a further £275 million in London's West End, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties owns 50 per cent of the Earls Court and Olympia Group and of the Empress State building in Earls Court amounting to aggregate assets of £569 million. In addition, Capital & Counties has interests in the USA amounting to £486 million (2.6 million sq. ft.), predominantly comprising retail assets in California, including the 856,000 sq. ft. Serramonte Shopping Centre, Daly City, San Francisco.

Please note that additional information for shareholders relating to the Liberty International Group is available on the company's website, www.liberty-international.co.uk

Highlights

"While 2009 will undoubtedly be a further difficult year for the UK economy and property industry, Liberty International has a high quality and defensive UK regional shopping centre and retail property business, including nine of the top 30 UK centres and prime Central London sites such as Covent Garden. Though not immune from market stresses, relatively our properties have performed well since the downturn which began over 18 months ago in June 2007.

We have already taken a number of steps, including over £1 billion of asset sales since we became a UK REIT in January 2007, and intend to take further action to improve our liquidity and financial strength, including potential further asset sales and new capital raising. Our predominantly non-recourse and asset-specific debt structure provides considerable financial and timing flexibility.

We look forward to positioning the group for market recovery in due course, and believe retail, and thereby prime retail property, is likely to be at the forefront of such recovery."

Patrick Burgess
Chairman

	Year ended 31 December 2008	Year ended 31 December 2007
Net rental income	**£384m**	£374m
Profit before tax (underlying)*	**£103m**	£128m
Deficit on revaluation and sale of investment and development property	**£(2,057)m**	£(279)m
Change in fair value of derivative financial instruments	**£(665)m**	£27m
Loss before tax	**£(2,662)m**	£(125)m
Total properties	**£7,108m**	£8,666m
Net external debt**	**£4,100m**	£3,625m
Net assets (diluted, adjusted)	**£2,798m**	£4,757m
Adjusted earnings per share	**29.0p**	36.0p
Dividend per share	**16.5p**	34.1p
Net assets per share (diluted, adjusted)***	**745p**	1264p

* Before property trading, valuation and exceptional items.

** Net external debt excludes the £120.3 million (31 December 2007 – £43.0 million) compound financial instrument relating to the 40 per cent third party interest in MetroCentre.

*** Net assets per share (diluted, adjusted) would increase by 85p per share to 830p at 31 December 2008 (31 December 2007 – by 104p to 1368p) if adjusted for notional acquisition costs amounting to £320 million (31 December 2007 – £390 million).

Highlights (continued)

- Net rental income increased by 2.5 per cent to £383.5 million (31 December 2007 – £374.3 million)
- Occupancy levels at Capital Shopping Centres' ("CSC") UK regional shopping centres 98.7 per cent at 31 December 2008 – 93.6 per cent (30 September 2008 – 97.9 per cent) adjusted for units affected by administrations and not yet relet or under offer. Taking account of space in advanced reletting negotiations, the percentage would be 95.4 per cent
- Underlying profit before valuation items and tax reduced from £127.7 million to £103.3 million, particularly impacted by an £11.9 million (4.4 per cent) reduction in CSC like-for-like net rental income, primarily as a result of bad debt provisions and associated lease incentive write-offs, and one-off reorganisation expenses of £11.6 million
- Income Statement reflects loss before tax for the year of £2,662 million after including £2,051 million deficit on property revaluations and £665 million deficit on valuation of derivative financial instruments
- Overall valuation fall for the year of 22.5 per cent (11.8 per cent for three months ended 31 December 2008), primarily reflecting increased valuation yields
- Substantial out-performance since 30 June 2007 of IPD UK monthly property index capital value falls
  - Six months ended 31 December 2007 – 6.1 per cent (IPD – 11.7 per cent)
  - Year ended 31 December 2008 – 22.5 per cent (IPD – 27.1 per cent)
- ERV growth of CSC shopping centres contributed a positive 1.2 per cent to the valuation outcome for the year
- Other CSC key operating measures
  - Estimated footfall from the 12 completed centres of 229 million customer visits (2007 – 225 million), with 2009 also showing growth in the year to date
  - Only 2 per cent of rental income due to expire in 2009 and 3 per cent in 2010
  - 244 tenancy changes in 2008 involving £19.1 million of new passing rent
- Continuation of programme of disposals of non-core assets with £200 million realised in 2008 (2007 – £340 million)
  - A further £203 million of non-core assets and CMBS investment sales concluded, exchanged or under offer
- Target reduction in administrative expenses from £63 million in 2008 to £45 million for 2009 reflecting cost saving measures undertaken in 2008
- Debt to assets ratio 58 per cent; over 90 per cent of debt is asset-specific and non-recourse, providing considerable financial flexibility and limited cross-default exposure; £291 million cash and undrawn committed facilities at 31 December 2008; no significant debt maturities until £79 million convertible bond matures in second half of 2010
- Total return for the year* of minus 38.4 per cent with net asset value per share (diluted, adjusted) reduced from 1264p to 745p
- In light of prevailing market conditions, 2008 dividend restricted to 16.5p per share interim dividend already paid which exceeds minimum PID requirement of 12.8p per share
- Capital Raising of £620 million before £28 million of estimated expenses through a Firm Placing and Placing and Open Offer, subject to shareholder approval at Extraordinary General Meeting to be held on 22 May 2009
- Capital Raise will improve the group's debt to assets and interest cover ratios, augment the group's cash resources, extend its debt maturity profile and increase the group's financial flexibility

* Dividend income and change in net asset value per share (diluted, adjusted).

Summary of investment and development properties

UK investment property valuation data

	Market value 31 December 2008 £m	Nominal equivalent yield 31 December 2007	Nominal equivalent yield 31 December 2008	Initial yield 31 December 2008
UK regional shopping centres				
Lakeside, Thurrock	**971.0**	4.90%	**6.45%**	**6.00%**
MetroCentre, Gateshead (including Retail Park)	**837.6**	5.03%	**6.58%**	**6.10%**
Braehead, Glasgow	**562.9**	5.02%	**6.59%**	**5.28%**
The Harlequin, Watford	**378.9**	4.95%	**6.60%**	**5.79%**
Victoria Centre, Nottingham	**350.7**	5.00%	**6.55%**	**5.99%**
Arndale, Manchester	**305.8**	5.13%	**6.61%**	**6.25%**
Chapelfield, Norwich	**247.6**	5.20%	**6.75%**	**6.36%**
Cribbs Causeway, Bristol	**224.9**	5.06%	**6.62%**	**5.68%**
Eldon Square, Newcastle upon Tyne	**223.4**	5.25%	**6.91%**	**4.86%**
The Potteries, Stoke-on-Trent	**210.9**	5.50%	**7.30%**	**6.75%**
The Chimes, Uxbridge	**204.7**	5.35%	**6.95%**	**6.86%**
The Glades, Bromley	**194.5**	5.40%	**7.15%**	**6.14%**
St David's, Cardiff	**71.0**	5.26%	**6.88%**	**6.49%**
Xscape, Braehead	**31.4**	6.21%	**8.00%**	**5.65%**
Like-for-like capital	**4,815.3**	5.08%	**6.67%**	**5.96%**
Other	**194.3**			
Total UK regional shopping centres	**5,009.6**			
UK non-shopping centre properties				
Capco Covent Garden	**572.7**	4.63%	**5.16%**	**4.79%**
Capco London GCP	**257.9**	5.68%	**6.33%**	**5.58%**
Capco Opportunities	**95.0**	6.03%	**8.60%**	**8.82%**
	925.6	5.09%	**5.84%**	**5.42%**
Capco Earls Court	**348.5**			
Like-for-like-capital	**1,274.1**			
Capco Earls Court – Acquisitions (inc. Empress State)	**220.4**			
Other	**122.8**			
Total UK non-shopping centre properties	**1,617.3**			

UK investment property valuation data

CSC locations:



1
4
10
9
11
13
2
14
6
7
3
5
12
8

01 Braehead,
Renfrew, Glasgow (98,470 sq. m./1.06 million sq. ft.*)

Xscape,
Braehead (42,730 sq. m./460,000 sq. ft.)

02 Chapelfield,
Norwich (49,240 sq. m./530,000 sq. ft.)

03 The Chimes,
Uxbridge (40,880 sq. m./440,000 sq. ft.)

04 Eldon Square,
Newcastle (94,790 sq. m./1,020,000 sq. ft.)

Eldon Square South,
Newcastle estimated opening 2010 (42,550 sq. m./458,000 sq. ft.)

05 The Glades,
Bromley (43,020 sq. m./463,000 sq. ft.)

06 The Harlequin,
Watford (67,450 sq. m./726,000 sq. ft.)

07 Lakeside,
Thurrock (133,180 sq. m./1.43 million sq. ft.)

*including retail park

08 The Mall at Cribbs Causeway,
Bristol (92,440 sq. m./995,000 sq. ft.*)

09 Manchester Arndale,
(130,060 sq. m./1.4 million sq. ft.)

New Cathedral Street,
Manchester (18,580 sq. m./200,000 sq. ft.)

10 MetroCentre,
Gateshead (189,390 sq. m./2.04 million sq. ft.*)

11 The Potteries,
Stoke-on-Trent (52,600 sq. m./566,000 sq. ft.)

12 St David's,
Cardiff (39,670 sq. m./427,000 sq. ft.)

St David's 2,
Cardiff estimated opening autumn 2009 (89,880 sq. m./967,500 sq. ft.)

13 Victoria Centre,
Nottingham (91,140 sq. m./981,000 sq. ft.)

14 Westgate,
Oxford (23,550 sq. m./231,000 sq. ft.)

Summary of investment and development properties (continued)

Property analysis by use and type

	Market value						Revaluation deficit
	31 December 2007 £m	**31 December 2008 £m**	**% of total properties**	Passing rent £m	ERV £m	**Net rental income £m**	Decrease
Regional shopping centres and other retail							
UK regional shopping centres	6,481.1	**5,009.6**	**70.4%**	278.6	364.4	**280.8**	(25.4)%
UK other retail	807.7	**665.0**	**9.4%**	31.7	42.2	**25.4**	(15.8)%
US regional shopping centres	138.6	**173.9**	**2.4%**	10.9	13.9	**7.8**	(10.7)%
US other retail	130.0	**169.4**	**2.4%**	11.1	11.7	**6.6**	(7.8)%
Total regional shopping centres and other retail	7,557.4	**6,017.9**	**84.6%**	332.3	432.2	**320.6**	(23.6)%
Office							
UK business space	583.8	**584.4**	**8.2%**	32.1	44.7	**28.0**	(19.4)%
US business space	78.6	**104.2**	**1.5%**	7.5	8.2	**5.0**	(6.4)%
Total office	662.4	**688.6**	**9.7%**	39.6	52.9	**33.0**	(17.7)%
Exhibition							
UK exhibition	381.4	**367.9**	**5.2%**	–	–	**28.6**	(10.9)%
Residential							
US residential	33.7	**38.4**	**0.5%**	1.2	1.2	**1.3**	(14.2)%
Total investment properties	8,634.9	**7,112.8**	**100.0%**	373.1	486.3	**383.5**	(22.5)%

Glossary

ERV (Estimated Rental Value)
The external valuers' estimates of the group's share of the current annual market rent of all lettable space net of any non-recoverable charges, before bad debt provision and adjustments required by International Accounting Standards regarding tenant lease incentives.

Initial yield
Annualised net rents on investment properties expressed as a percentage of the market value.

Like-for-like capital and income
The category of investment properties which have been owned throughout both periods without significant capital expenditure in either period, so both income and capital can be compared on a like-for-like basis.

Like-for-like capital
The category of investment properties which includes like-for-like income properties, plus those which have been owned throughout the current period but not the whole of the prior period, without significant capital expenditure in the current period, so capital values but not income can be compared on a like-for-like basis.

Net rental income
The group's share of net rents receivable as shown in the Income Statement, having taken due account of non-recoverable charges, bad debt provisions and adjustments to comply with International Accounting Standards regarding tenant lease incentives.

Nominal equivalent yield
Effective annual yield to a purchaser from the assets individually at market value after taking account of notional acquisition costs but assuming rent is receivable annually in arrears rather than reflecting the actual rental cash flows.

Passing rent
The group's share of contracted annual rents receivable at the balance sheet date. This takes no account of accounting adjustments made in respect of rent free periods or tenant incentives, the reclassification of certain lease payments as finance charges or any irrecoverable costs and expenses, and does not include excess turnover rent, additional rent in respect of unsettled rent reviews or sundry income such as from car parks etc.

Summary of investment and development properties (continued)

Investment property like-for-like income and revaluation analysis

	Market value		Revaluation deficit		Net rental income		
	31 December 2007 £m	**31 December 2008 £m**	£m	Decrease	31 December 2007 £m	**31 December 2008 £m**	Increase/ (Decrease)
UK regional shopping centres							
Like-for-like capital and income	5,916.8	**4,544.3**	(1,422.5)	**(23.9)%**	273.5	**261.7**	(4.3)%
Other	335.0	**271.0**	(91.2)	(27.2)%	11.6	**14.9**	
Like-for-like capital	6,251.8	**4,815.3**	(1,513.7)	**(24.0)%**	285.1	**276.6**	(3.0)%
Redevelopments and developments	229.3	**194.3**	(178.9)	(48.0)%	3.7	**4.2**	
Total UK regional shopping centres	6,481.1	**5,009.6**	(1,692.6)	**(25.4)%**	288.8	**280.8**	(2.8)%
UK non-shopping centre properties							
Like-for-like capital and income	591.2	**489.3**	(106.3)	(18.0)%	24.1	**20.9**	(13.3)%
Like-for-like capital only	870.5	**784.8**	(135.6)	(14.7)%	23.4	**51.6**	
Like-for-like capital	1,461.7	**1,274.1**	(241.9)	**(16.0)%**	47.5	**72.5**	
Acquisitions	–	**229.0**	(29.1)	(11.3)%	–	**5.6**	
Redevelopments and developments	115.8	**114.2**	(40.1)	(25.5)%	1.6	**1.3**	
Disposals	195.5	**–**	–		17.0	**2.6**	
Total UK non-shopping centre properties	1,773.0	**1,617.3**	(311.1)	**(16.1)%**	66.1	**82.0**	24.1%
US properties*							
Like-for-like capital and income	373.8	**477.3**	(46.6)	(9.1)%	19.4	**20.4**	(1.3)%
Like-for-like capital only	7.0	**8.6**	(0.8)	(8.1)%	–	**0.3**	
Total US properties	380.8	**485.9**	(47.4)	**(9.1)%**	19.4	**20.7**	5.6%
Total investment properties	8,634.9	**7,112.8**	(2,051.1)	**(22.5)%**	374.3	**383.5**	2.5%

*Like-for-like percentage changes are in local currency

Analysis of UK non-shopping centres and US properties by location and type

	Market value		Revaluation deficit		Net rental income	
	31 December 2007 £m	**31 December 2008 £m**	**31 December 2008 £m**	Decrease	31 December 2007 £m	**31 December 2008 £m**
UK non-shopping centre properties						
Capco Covent Garden	688.9	**590.3**	**(107.9)**	**(15.4)%**	24.1	**23.4**
Capco Earls Court	381.4	**568.9**	**(66.3)**	**(10.4)%**	10.1	**33.3**
Capco GCP	328.6	**275.4**	**(71.0)**	**(20.2)%**	13.2	**14.0**
Total Capco London	1,398.9	**1,434.6**	**(245.2)**	**(14.5)%**	47.4	**70.7**
Capco Opportunities	374.1	**182.7**	**(65.9)**	**(27.2)%**	18.7	**11.3**
Total UK non-shopping centre properties	1,773.0	**1,617.3**	**(311.1)**	**(16.1)%**	66.1	**82.0**
Capco USA						
Retail	268.6	**343.3**	**(34.1)**	**(9.3)%**	14.1	**14.4**
Business space	78.6	**104.2**	**(6.9)**	**(6.4)%**	4.2	**5.0**
Residential	33.6	**38.4**	**(6.4)**	**(14.2)%**	1.1	**1.3**
Total Capco USA	380.8	**485.9**	**(47.4)**	**(9.1)%**	19.4	**20.7**
	2,153.8	**2,103.2**	**(358.5)**	**(14.6)%**	85.5	**102.7**

Chairman's statement

The following is the text of my statement, published with the Company's Preliminary Results on 26 February 2009:

"2008 has been a year that the UK property industry would like to forget, but no doubt its unremitting gloom will be long remembered. In the last quarter, an already uncertain market dropped further following the crisis in the banking sector. While Liberty International's high quality assets are resilient, with prime regional shopping centres amounting to 70 per cent of the total and retail property 85 per cent overall, we are not immune to market stresses.

One manifestation of these difficult conditions has been our share price, which dropped in the year, mostly in the last quarter, from 1077p to 478p and further since the year end to 328p on 25 February 2009.

The reduction in net asset value per share for the year from 1264p to 745p is, evidently, disappointing, though it reflects market conditions. In fact our assets are holding up relatively well – a tribute to their calibre and focal position in their communities. The results and activities for the year are set out in detail in the attached Operating and Financial Review.

Early steps
Some two years ago at the end of 2006, we raised over £300 million of equity by a share placing at 1350p per share to finance the rare opportunity to acquire a large block of prime Central London assets, the Covent Garden Estate.

During 2007, we disposed of some non-core properties, at very satisfactory prices, and brought an investment partner into 40 per cent of our MetroCentre interest, enabling us to finance the Earls Court and Olympia acquisition which holds great promise for the future.

In 2008, we have disposed of further non-core properties, cut back capital expenditure and, at a non-recurring expense, reduced our ongoing cost base.

Including a further £160 million currently exchanged or under offer, aggregate asset sales since the end of 2006 now exceed the £1 billion mark and have been an important component in managing our financial position.

Current measures
At the end of 2008, after the savage fall in property valuations, our debt to asset ratio, which has been around the 40 per cent mark for the last decade, increased to 58 per cent, higher than we would like but not unmanageable.

The primary focus of the Board has, perforce, shifted from growth to reinforcing the financial strength of the company. In the light of falling values and dislocation in the financing markets, we have concluded that additional measures are necessary including potential further asset sales and new capital raising.

Our predominately non-recourse debt structure, with over 90 per cent of our debt asset specific and non-recourse, provides a great deal of financial flexibility enabling the group to address issues on an asset by asset basis, with very limited cross-default exposure.

In terms of the residual corporate debt, we appreciate the support shown by our lending bankers who have since the year end agreed important changes to the terms of our £360 million corporate bank facilities, including extending overall maturity into 2011.

These changes are contingent on the group raising not less than £350 million of additional equity. Given current market conditions, the Board's intention would be to raise a greater sum through a combination of asset disposals and new capital.

Valuations
The dramatic fall in property values in 2008 has been of record proportions: the IPD monthly index of capital values has fallen 36 per cent since 30 June 2007 and the market has anticipated further falls.

In a business with a long time frame, investors and managers need to keep a sense of proportion. The valuations which we are required to obtain from third party professional valuers as at the date when we report our figures are only estimates of a possible sale price at a particular time. In a thin market they necessarily contain a greater than normal element of subjective judgement but also reflect general market sentiment, which in current circumstances may be expected to compound their negative aspects.

Real estate has an enduring character but one of its driving factors is the income yield. The current gap between property income yields and the return available on cash is unprecedentedly wide. This should attract investors back into the market when liquidity returns. We have always focused on quality and once conditions ameliorate we look forward to a strong recovery.

Going forward

Liberty International intends to continue to be the holder of prime assets; with a shopping centre management team that is regarded as a leader in its field (and in the past, much of our growth has come from active management and redevelopment); with a team of senior executives very experienced in dealing in volatile markets; and with special interest situations such as the Covent Garden Estate and the Earls Court and Olympia sites. The opportunities in our London estate bode well for the group. Much of the strength and potential is inherent in existing assets which contain numerous active management and development opportunities.

We aim to be well positioned to withstand the difficulties that may arise in the short term while maintaining Liberty International's prospects in the medium and longer term. Within the business, we shall continue to conserve resources, strengthen our balance sheet, exert a continuing downward control on costs and hold ourselves ready to benefit when the market recovers in due course. We believe retail and consequently prime retail property should be at the forefront of such recovery.

Dividends and dividend policy

Given financial market conditions and the debt contractionary environment, we believe it to be in shareholders' best interests to restrict the dividend for 2008 to the 16.5p interim dividend already paid which exceeds the expected minimum required under UK REIT legislation of 12.8p per share, an amount well below the 29.0p adjusted earnings for the year because of capital allowances from our development programme and capitalised interest. This decision has been a particularly difficult one as we have had a long track record of steady dividend growth from 4.5p per share in 1985 to 34.1p per share in 2007.

In respect of 2009, the Board would also seek to maintain, subject to available resources, the intended dividend for 2009 at the level of 16.5p per share or the minimum PID requirement if greater. This decision, as well as the dividend policy for future years, will be kept under review.

Executive remuneration

In respect of the financial year 2008, the executive directors have declined any bonus other than (in two cases) the amount to which the company was already committed as part of joining arrangements. Also, except for one contractual entitlement, no salary increases have been requested by or granted to executive directors.

To ensure the company benefits from appropriately motivated executives, we intend to grant some options to executive directors and other senior staff in due course. Such options will not be exercisable unless suitable performance conditions are met, and then only after at least three years.

Prospects

Perception and its travelling companion, momentum, are always the drivers of sentiment, but these things turn. We believe we have been taking and will continue to take important steps to position the company to benefit from a recovery in economic and market conditions.

I must end by thanking my fellow directors and our very busy and committed staff for their continuing support and their enthusiasm as they go about the company's business."

Since the end of February 2009, the Company has made significant progress on a number of fronts. We have improved CSC's overall occupancy rate, despite further retailer failures in the first quarter of 2009, at some cost in terms of rental levels achieved on re-lettings but many, deliberately, on a short-term basis; we have achieved further disposals of non-core assets in excess of £200 million, of which net £150 million has been realised in cash in the year to date; we have increased cash and committed facilities to £313 million at 31 March 2009 (31 December 2008 – £291 million) while expenditure in the period has reduced capital commitments on property developments from £238 million to £195 million and we have launched a firm placing and placing and open offer to raise equity capital, as set out in the separate announcements issued on 27 and 28 April 2009.

Greater detail on all of these aspects, and on current trading, is set out in a first quarter Interim Management Statement issued on 27 April 2009.

We remain cautious about the economic outlook generally, but confident on the strengths and skills of our core operations, opportunities for which are already apparent.

Patrick Burgess
Chairman

28 April 2009

Operating review

Results for the year

The outcome for 2008 should be considered in the context of the markedly more adverse UK financial and economic background. The results are dominated by the £2,051 million deficit on revaluation of investment properties, an overall reduction of 22.5 per cent, with £969 million, an 11.8 per cent reduction, recorded in the last quarter of the year. This revaluation result has driven the fall in net assets per share (adjusted, diluted) from 1264p to 745p.

Underlying profit before valuation items reduced from £127.7 million (36.0p per share) to £103.3 million (29.0p per share). Two main factors caused the reduction, an £11.8 million fall (4.3 per cent) in like-for-like income from Capital Shopping Centres ("CSC") mostly through tenants going into administration and £11.6 million of one-off internal reorganisation expenses.

Total investment properties have reduced from £8.7 billion to £7.1 billion. An important measure of our financial position, the debt to assets ratio, which has been around and mostly just below the 40 per cent mark for the last decade, increased substantially to 58 per cent.

Full details of the financial results for the year and comments on the group's financial position are contained in the accompanying Financial review. Additional commentary on the group's performance in 2008 is provided in the 2008 Annual Results presentation, available for download from www.liberty-international.co.uk.

External background

External factors which had begun to impact on the group in the second half of 2007 became substantially more negative in 2008, particularly in the last quarter:

- The availability of credit for UK property companies dwindled rapidly following turmoil in the banking sector, with credit spreads rising markedly.
- Market values for UK commercial property fell steeply with the benchmark IPD monthly index indicating a 27 per cent reduction in capital values in 2008 (15 per cent in the last quarter).
- The UK economy moved into technical recession with the third quarter showing a 0.6 per cent fall in GDP and the final quarter a 1.5 per cent fall.
- Consumer confidence indices fell to record low levels driven by fears of rising unemployment.
- Retail tenant failures increased during 2008, most notably in December 2008, and in early 2009.

Our response

We have responded to the changing environment in a number of ways, in particular:

- Prioritising cash management and capital structure for example through the revised dividend policy announced with these results, and around the year end, the early conversion into ordinary shares of £19 million of convertible bonds, with a further conversion of £13 million since the year end.
- Reducing capital expenditure and deferring projects other than where already committed, for example putting the Westgate, Oxford shopping centre redevelopment on hold.
- Reducing administrative expenses, particularly by lowering headcount especially in the development area. In order to achieve these reductions, some additional costs have been incurred in 2008, with the benefits to emerge in 2009 and beyond. We are targeting a reduction in administrative expenses for 2009 to £45 million, including the operational expenses of the Earls Court & Olympia exhibition business, compared with £63 million in 2008.
- Continuing our programme of disposals of non-core assets, a further £200 million of assets were sold in 2008 at a small deficit of £6 million to book value at the end of 2007. This follows £340 million of asset sales in 2007 at £37 million above 2006 year end book values and in early 2007 we achieved a 40 per cent reduction in CSC's interest in MetroCentre, Gateshead, which valued the 40 per cent property interest at £426 million. MetroCentre is still fully consolidated because of the group's residual 60 per cent interest and exercise of control. Additionally, we have a further £203 million of sales, including CMBS investments, concluded, exchanged or under offer.
- Refining our strategic focus in recognition of the reduced availability of long-term finance. We view the UK regional shopping centre business of Capital Shopping Centres ("CSC") and the Central London activities of Capital & Counties, particularly Covent Garden and Earls Court, as the key components for the future long-term success of the business.
- Engaging with our corporate lending bankers to stabilise the financial position of the company by amending key lending conditions, thereby reducing the risks of any covenant breach.

Property valuations

The extent to which commercial property valuations have been under pressure from the severe restriction on credit availability and the reduced appetite for risk has been well documented. The end of June 2007 marked the turning point and 2008, especially the last quarter, saw a fall of record proportions.

In this difficult environment where absolute returns have been extremely unattractive, one consolation is that we have at least significantly outperformed the benchmark IPD monthly index with our Central London and USA assets in particular demonstrating notable resilience:

	Three months ended 31 December 2008	Year ended 31 December 2008	Eighteen months ended 31 December 2008
UK regional shopping centres	**–13.8%**	**–25.4%**	**–30.2%**
UK non-shopping centre properties	**–7.2%**	**–16.1%**	**–19.0%**
USA	**–7.1%**	**–9.1%**	**–6.6%**
Total Group	**–11.8%**	**–22.5%**	**–27.2%**
IPD monthly index (all property)	**–15.3%**	**–27.1%**	**–35.6%**

In 2008, the direction of interest rates and property yields diverged markedly. Especially in the last quarter of the year, interest rates moved rapidly downwards, with the 10-year interest rate swap declining in the year from 5 per cent to 3.45 per cent, while property yields moved sharply upwards. The change in valuation yields in respect of our UK assets was as follows:

	Nominal equivalent yield (per cent)			
	31 December 2008	30 September 2008	31 December 2007	30 June 2007
UK regional shopping centres	**6.67**	5.86	5.08	4.77
UK non-shopping centre properties	**5.84**	5.42	5.09	4.95

Estimated rental values ("ERV") used by the valuers held up well in 2008, with the ERV of CSC's regional shopping centres contributing a positive 1.2 per cent to the valuation outcome for the year. We expect ERV to come under pressure in 2009 reflecting the more difficult retail trading and letting market conditions.

Shopping centre development valuations suffered particularly severely as the full impact of higher yields, anticipated longer letting periods and lower overall rental income was absorbed into the site value or carrying value of the partially completed projects. St David's 2, Cardiff incurred a revaluation deficit of £125 million, reducing the carrying value of the development to £90 million. Westgate, Oxford incurred a £39 million deficit largely as a result of abortive costs as we put the development project on hold, with the centre in its present state valued at £65 million.

We commissioned our external valuers to perform property valuations at 31 March 2009 for the purpose of the capital raising. The results of the valuations indicate that the underlying like-for-like reduction in the market value of investment and development properties since 31 December 2008 amounted to 8.0 per cent for CSC's completed UK regional shopping centres and 8.5 per cent overall (deficit £0.6 billion). Despite the further reduction in valuation, the group's portfolio continues to outperform the benchmark IPD monthly index which fell by 8.9 per cent in the first quarter of 2009 (retail property – minus 9.6 per cent).

It is widely anticipated that there will be further reductions in UK commercial property capital values in the remainder of 2009, reflected by the discount to reported historical net asset values at which the share prices of UK-listed real estate companies currently trade, and the current pricing of derivative contracts linked to the forward performance of the IPD Index.

Capital Shopping Centres

(Market value of assets £5,010 million, 70 per cent of group total)

CSC is the market leader in prime UK regional shopping centres and has always focused on retail assets of the highest quality, with our ownership including nine of the UK's top 30 regional shopping centres. The benefit of this approach becomes most obvious in more difficult periods, with occupancy at high levels as described below and our assets performing well operationally compared with retail assets of lower quality.

CSC's prime regional centres aim to provide variety, diversity and volume of shops in a single location containing the most attractive flagship and department stores, offering the best services and providing a safe, stress-free and rewarding experience.

Our retailer tenant mix is diverse. The top 20 tenants account for 38 per cent of CSC's rent roll with the top 3 (Arcadia, Boots and Next) accounting for 11 per cent. National or international multiple retailers represent over 90 per cent of the rent roll.

The winning retailer formats in 2008 were value brands and trusted names with a strong complementary online presence. 2008 saw the disappearance of several high street names such as Woolworths, The Pier and Zavvi together with a number of smaller and independent retailers.

Key indicators of performance were as follows:

- Estimated footfall at CSC's centres in 2008 has shown considerable resilience, with our 12 completed centres recording an increase to 229 million customer visits compared with 225 million the previous year. Encouragingly, the last nine weeks of 2008 showed stronger growth than the year as a whole and growth has continued with increased footfall year-on-year to date in 2009.
- Retail sales year-on-year in 2008 excluding food according to national statistics (ONS) were positive for the year as a whole at 0.9 per cent growth, although the second half saw a slowdown. Based on the figures we receive from tenants at CSC's centres, trading at our centres in 2008 is estimated to have generally reflected the national trend, excluding those centres affected by new development.
- Occupancy levels at year end remained high at 98.7 per cent. However the final quarter in particular saw a number of additional retailer failures, 15 of which affected CSC's portfolio involving 59 units out of CSC's 2028 units in aggregate (nine months to 30 September 2008 – 31 tenants, 78 units).

The impact of these tenant failures in terms of bad debt and lease incentive write-offs within CSC's like-for-like rental income has been as follows:

	Year ended 31 December 2008 £m	Nine months ended 30 September 2008 £m	Year ended 31 December 2007 £m
Bad and doubtful debts	**(8.2)**	(7.2)	(4.7)
Lease incentive write-offs	**(9.3)**	(3.0)	–
	(17.5)	(10.2)	(4.7)

The resultant reduced occupancy level, adjusted for units affected by administrations still to be relet, was 93.6 per cent at 31 December 2008 (compared with 97.9 per cent at 30 September 2008).

The continued health of our retail tenant base is of overriding importance to our long-term success. We are dealing proactively with tenant issues which have emerged in 2008 and will undoubtedly continue to be a factor in 2009 given difficult trading conditions for retailers.

- Letting activity has been a focus of 2008 as we managed for occupancy in order to underpin the attractiveness of our shopping centres. We have made 244 tenancy changes in the year to 31 December 2008, involving £19.1 million of new annual passing rent, with over 60 per cent of the income generated related to long-term lettings which produced additional annual rental income of £4.1 million per annum. These tenancy changes in the year included 94 long-term lettings, 76 short-term lettings, 55 lettings by our commercialisation business, CSC Enterprises, and 19 turnover-only transactions.

Short-term lettings have generally been agreed below previous rental levels, but are an important part of the overall strategy to manage for occupancy maintaining attractiveness of the centres and minimising exposure to void costs.

- Rent review settlements have continued to be agreed in line with our expectations, with 15 per cent of CSC's income due for rent review during 2008 primarily at Cribbs Causeway.

In 2009, 18 per cent of CSC's rental income is due for review, primarily the second cycle of rent reviews at Braehead, Renfrew, Glasgow, falling in September.

During 2010 and 2011, 56 per cent of income is due for review split equally at 28 per cent each year.

In 2010, the first cycle of rent reviews at Norwich falls due together with the fourth cycle at Lakeside. Rent review strategies for regional shopping centres are commenced well in advance of the rent review date.

- CSC's lease expiry profile is robust with only 2 and 3 per cent of rent expiring in 2009 and 2010 respectively. The first major round of lease expiries is at MetroCentre in 2011 which management are already addressing pro-actively.
- Our focus on improvements to customer service and amenities has continued. During 2008 new centre websites were completed and a mystery shopper programme introduced together with benchmarking of our centre management operations.
- Asset and centre management initiatives are ongoing at our completed centres to continually respond to both our retailer and shopper aspirations. We have numerous value adding development opportunities which can be undertaken when market conditions are appropriate.

  Notable active management initiatives in 2008 have been as follows:

  - Upgrade of the leisure and dining facilities in the Yellow and Blue Quadrants at MetroCentre, Gateshead
  - A new 36,000 sq. ft. flagship store for New Look at Braehead, Renfrew, Glasgow and intended relocation of Sainsbury's to the adjoining retail park
  - Retail park refurbishment and food court remodelling at Cribbs Causeway
  - Completion of two projects at Eldon Square, Newcastle with the third and largest project, Eldon Square South, due to complete in Spring 2010, increasing the overall size of the centre to 1.3 million sq. ft.
  - Remodelling of Bromley High Street units to provide 50,600 sq. ft. of new space at The Glades.
- CSC's largest development project, St David's, Cardiff, a joint venture with Land Securities, is on programme to complete in Autumn this year. The project will extend the existing St David's Centre by 967,500 sq. ft. to 1.4 million sq. ft overall. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St David's into one of the UK's largest city centre retail schemes.

  We are confident of the future prospects for the enlarged St David's Centre with the existing centre already attracting 22 million customer visits each year.

  Cardiff is expected to rise to eighth place in the UK retail rankings on completion of the St David's development which has already attracted several new retailers to Wales.

  The new library was handed over to Cardiff Council on schedule in December and John Lewis is currently fitting out its store. Cardiff will be its largest store outside London.

  57 per cent of the area and 47 per cent of anticipated rental income is currently either exchanged or in solicitors' hands.

  In 2008 a significant number of new shopping centres opened during the year adding over 10 million sq. ft. of retail space, generally well let. In 2009, only a small number of large retail schemes are due to open including St David's Cardiff. Following this, supply will be curtailed sharply, as the current economic environment has halted many projects in the pipeline.

  However, we anticipate the letting market to continue to be challenging in 2009 as retailers approach expansion with caution.

Schedule 4 sets out details of asset management initiatives at CSC's individual completed regional shopping centres, together with data on operating performance, CSC's major developments and CSC's rent review and lease expiry profile.

Capital & Counties
(£2.1 billion of investment properties, 30 per cent of group total, and £129 million of investments)

Capital & Counties is principally engaged in non-shopping centre investments focused on Central London. It also manages the development and international activities of Liberty International and Capital Shopping Centres. Capital & Counties is arranged into large business units comprising Capco London (£1,434 million), Capco International (£580 million) and Capco Opportunities (£218 million).

In a challenging environment, we made firm progress across our business units.

The strong performance on a relative basis validates the strategy of focusing on prime assets and disposal of non-core properties. Conditions will remain difficult in the immediate future but we believe that the steps taken over the last two years to realign Capital & Counties will enable the business to outperform the general market and once conditions stabilise each business unit has a defined objective and a promising future.

Disposals of non-core assets in 2008 of £202 million resulted in a small deficit of £6 million to end 2007 market values.

- **Capco London**

(£1,434 million investment properties, 20 per cent of group total)

Capco Covent Garden
(£590 million investment properties, 8 per cent of group total)

Our enhancement strategy has gained support from key stakeholders and our vision to position Covent Garden as a world class district has been welcomed by target retail brands.

Tenant engineering has commenced in earnest and we expect to welcome high quality retailers into the established mix. In 2008 we introduced eight new retailers to the estate. Selective enhancement and refurbishment work commenced with planning applications made, most notably for Bedford Chambers which is contracted to a major global retailer.

Marketing and rebranding drove visitor numbers of approximately 43 million with average dwell time of 2.75 hours.

At the year end, portfolio occupancy was strong at 97 per cent by rental value and the capital value of the estate held up relatively well, recording a 15.4 per cent revaluation deficit.

Great Capital Partnership (GCP)
(£275 million investment properties, 4 per cent of group total)

GCP undertook a major property swap with the Crown Estate in 2008 involving 580,000 sq. ft. of space in Central London with an aggregate value as at 31 December 2007 of £358 million. In addition, the partnership made four acquisitions, our share amounting to £9 million. Capital values reduced by 20.2 per cent during the year. Although headline rents in the West End will undoubtedly come under pressure, the GCP portfolio with an average rent of £36 psf is considered reversionary and its strategic focus on prime properties with added value potential should prove beneficial. At 31 December 2008 portfolio occupancy was 86 per cent by rental value with 6 per cent under refurbishment.

Earls Court & Olympia
(£569 million investment properties, 8 per cent of group total)

The underlying exhibition business, EC&O Venues, performed very soundly in 2008 with turnover increased from £61.0 million to £62.2 million and EBITDA before exceptional items increased from £18.2 million to £20.4 million.

We have made good progress with our longer term plans and are in the process of documenting a vision agreement with adjacent landowners for a major integrated mixed use development around Earls Court.

During the second half of 2008, we acquired a 50 per cent interest in the Empress State building for a cash consideration of £33.1 million. The total value of our interest in the new partnership was £113 million, with the balance being funded by an asset-specific, non-recourse loan. As required by IAS 27 "Consolidated and Separate Financial Statements", this acquisition has been fully consolidated with the 50 per cent third party share adjusted through minority interest. This 470,000 sq. ft. 30 storey building is strategic to our plans at Earls Court and benefits from an index-linked lease with 11 years remaining to a government tenant, the Metropolitan Police.

In valuation terms, the Earls Court investment performed creditably with a 10.4 per cent reduction in capital value.

- **International – USA**

(£486 million investment properties, 7 per cent of group total)

Our portfolio in California remained robust in terms of both income and value. Net property income for the year remained stable with a small reduction in like-for-like income of 1.3 per cent. As at 31 December 2008, the occupancy level was 94 per cent.

Turnover at our retail properties in Q4 was slightly weaker than in previous years with the retail and office leasing markets softening in line with the fall in economic activity. Overall the number of tenant failures was relatively small with four tenants occupying 11,000 sq. ft. (0.5 per cent of the portfolio) going into administration. 3,800 sq. ft. of this retail space was relet in December.

The Serramonte Centre continues to trade well with net rental income ahead of budget at $14.7 million. With the introduction of a visitor counting system at the end of 2007, we are able to report customer numbers for the first time this year of 8.9 million.

An aggressive programme of cost saving initiatives was initiated in the second half of the year, for example the development division was disbanded. This should reduce 2009 operating overheads substantially compared with 2008.

- **International – other**

(Investments of £95 million)

In China our relationship is developing well with Harvest Capital and China Resources. Our first co-investment in Harvest Capital's fund CR1 is showing a surplus. In India, our joint venture Prozone Liberty, in which we have a 25 per cent interest, is working on four major shopping centre projects with the first in Aurangabad due for completion in 2010.

- **Capco Opportunities**

(Investment properties of £183 million, 3 per cent of group total, and investments of £35 million)

We continue to sell the remaining legacy assets with a reduction in investment properties in the year from £374 million to £183 million and net rental income reduced from £18.7 million to £11.3 million.

Dividends

Liberty International became a UK Real Estate Investment Trust ("REIT") on 1 January 2007.

Under UK REIT regulations, the group is required to distribute a minimum Property Income Distribution ("PID") amounting to not less than 90 per cent of the taxable profits of its UK property rental business.

As a result of capital allowances and capitalised interest relating to the group's development activities, the required minimum PID is substantially less than reported underlying earnings. In respect of 2008, the group will restrict the dividend to the 16.5p per share interim dividend already paid which exceeds the expected minimum PID requirement for 2008 of 12.8p per share.

In the light of prevailing market conditions where cash conservation and debt reduction are a priority, the Board believes it to be in the best interests of shareholders not to pay a final dividend in respect of the 2008 financial year as the required minimum PID requirement has already been met.

The Board would also seek to maintain, subject to available resources, the intended dividend for 2009, at the level of 16.5p per share or the minimum PID requirement if greater. The dividend policy for future years will be kept under review.

Interim management statements

Since becoming a REIT in January 2007, Liberty International has provided full quarterly reports with property valuations.

Feedback from market participants has however indicated a preference for interim management statements rather than full quarterly reports for the first and third quarters and we have concluded that the additional detail in the full quarterly reports relative to the information available from an interim management statement does not justify the extra time, effort and expense in their preparation and analysis.

Therefore, with effect from the first quarter of 2009, we intend to publish interim management statements rather than full quarterly reports for the first and third quarters of the year. Full reports with property valuations will be prepared at the half year and year end.

Extraordinary General Meeting

Due almost entirely as a result of the downward revaluation of the Group's properties, these financial statements indicate that the borrowing limit in the Articles of Association of 1.5 times adjusted capital and reserves has been exceeded. Furthermore, the uncertain environment for market valuations of property is likely to cause the borrowing limit to remain exceeded in the near term. At an Extraordinary General Meeting held on 1 April 2009, shareholders approved a resolution to suspend the borrowing limit until the company's AGM in 2011 and to reinstate the limit thereafter at two times adjusted capital and reserves, subject to review at the time of the 2011 AGM.

Corporate responsibility

Our corporate responsibility policies, covering a wide range of environmental and community engagement initiatives, are directly tied to the needs of the business.

We aim to manage and minimise our impact on the environment. We are delighted that, for the first time, 2008 saw a greater volume (42 per cent) of waste generated by our shopping centres being recycled as opposed to being sent to landfill (37 per cent). We also recorded a 7 per cent reduction in our carbon footprint across CSC managed shopping centres.

As long-term investors, it is vital that despite tougher economic conditions we continue to engage fully with the communities who sustain and support our business. In general, we focus on supporting youth, education and the prevention of crime in the neighbourhoods surrounding our assets.

In 2008, centre management teams contributed over 4,500 hours to community related projects. As an example, The Breakthrough Apprenticeships initiative based at The Victoria Centre, Nottingham, working with the charity Catch22, has seen 19 young people from troubled local communities taking their first steps onto the employment ladder. Carefully developed programmes such as this are important as our prime shopping centres and other major assets are focal points of the wider community.

Regional shopping centres have an enormous economic multiplier effect across their community. For example, we estimate some 50,000 people are employed at our shopping centres. The development of the St David's Shopping Centre in Cardiff is currently providing employment for some 1,300 people, many local to the area.

The strength of our commitment is demonstrated by inclusion in a number of social reporting indices including FTSE4Good, Business in the Community Top 100 Companies, and the Johannesburg Stock Exchange SRI Index.

Additional information on our commitment to Corporate Responsibility is contained in the Corporate Responsibility summary on page 78 of this document. Our full Corporate Responsibility Report 2008 is at www.liberty-international.co.uk/cr.

Employees

Our employees are central to the success of our business and the delivery of a high quality service for our shoppers and occupiers. We have a comprehensive set of policies that embody our approach to our employees and establish the framework for the high standards of behaviour and values that we expect. Further information on our employees is contained in the Directors' Report on page 38, in note 45 on pages 72 to 74 and in the Corporate Responsibility Report 2008 which is available at www.liberty-international.co.uk. The website also carries current corporate and staff policies.

Contractual arrangements

Various companies within the Liberty International group have contractual arrangements with a large number of third parties including tenants, joint venture partners, service providers and construction companies. The Directors do not consider that disclosure of the terms of any particular contractual arrangement is necessary to provide an understanding of the development, performance or position of the group's business.

Key risks and uncertainties

As described in the Corporate Governance Report on pages 79 to 84, the Board has established a system for identifying, evaluating and managing the key risks facing the group. A summary of these key risks and uncertainties is given on page 36 and additional commentary on the principal financial risks is provided in the Financial Review on page 26.

Key performance indicators

The performance of the business is monitored through a number of Key Performance Indicators (KPI's) including both financial and non-financial measures. These are included in the appropriate section of these financial statements with commentary discussing performance. Certain KPI's can be found in the Highlights section on pages 2 to 3. This Operating Review contains details of our property portfolio and operational performance and the Financial Review on pages 17 to 35 contains a variety of financial KPI's.

Prospects

2009 will undoubtedly be a further difficult year for the UK economy and the property industry.

However, a combination of important factors which should be positive for a recovery are in place but have yet to take effect. In particular, the fall in sterling, lower prices for fuel and commodities, and Government-induced measures such as lower interest rates, the recapitalisation of the banking sector and the reduction in VAT from 17.5 per cent to 15 per cent should in aggregate be beneficial.

Furthermore, while the retail failures in 2008 and early 2009 will have a negative impact on our net rental income for 2009, the process of eliminating less successful retailers which accelerates when market conditions are more difficult is ultimately a healthy one. The remaining retailers should benefit from reduced competition and in due course along with new entrants to the sector will look to expand to fill the available space, particularly in quality locations such as we possess. We anticipate that retail is likely to be at the forefront of economic recovery in the UK and, given the key advantage of our close working relationship with the UK's major retailers, Liberty International should be an early beneficiary.

Positives for Liberty International are:

- The quality of our underlying assets including:
  - 14 prime UK regional shopping centres with nine of the top 30 in the UK, including four of the eight out-of-town regional centres in the UK; Lakeside, Thurrock; MetroCentre, Gateshead; Cribbs Causeway, Bristol; and Braehead, Renfrew, Glasgow.
  - The Covent Garden Estate where we have consolidated a substantial block in the heart of London's West End, with good prospects for the tourist component of the customer base as sterling weakness increases London's attraction to overseas visitors.
  - Earls Court & Olympia, a sound operational business with major medium to long-term development prospects from the Earls Court site.
- A predominately non-recourse debt structure with over 90 per cent of the group's debt being asset specific and non-recourse with no major debt refinancings until the Lakeside CMBS in 2011.
- A sharp reduction in the retail supply pipeline in the UK, with projects which have not already started unlikely to be open for some years, given the timescales involved in bringing major shopping centre projects to fruition. The prime quality, scarcity value and strong competitive position of our UK regional shopping centre assets is therefore unlikely to be substantially further challenged for a sustained period, which bodes well for the long-term performance of our assets and their recovery potential when conditions improve.
- The modest size in relation to the company as a whole and high quality of our development programme, in particular the St David's Cardiff development at the heart of one of the UK's major cities which has excellent long-term prospects notwithstanding the near-term letting challenges.
- Limited exposure to the more difficult retail sectors in the UK, namely bulky goods, big ticket items and the household goods sector.
- Occupancy levels at our regional shopping centres which, while lower than we may have been accustomed to in recent years, are likely to significantly exceed levels at more secondary assets, thereby increasing the relative attraction of our centres.
- Increased footfall at our centres to date in 2009 compared with 2008 indicating stronger performance from prime centres compared with secondary assets in these more difficult conditions.
- Limited lease expiries in 2009 and 2010 with most of our rental income for these two years contractually committed.
- Asset values now stated at substantially more defensive levels following the falls in the second half of 2007 and in 2008.
- A committed management team who have experienced previous recessionary cycles.
- Ample opportunities within our existing assets for active management and development projects when market and financial conditions permit.

Important objectives for 2009 include:

- To maintain occupancy levels at our existing assets and secure development lettings in a difficult letting market where, until a measure of confidence returns to financial markets and the general UK economy, further retailer failures must be anticipated.
- To conserve cash resources and strengthen the financial position of the company in the face of possible further falls in asset values, while progressing active management and development initiatives for launch when market conditions are more suitable.
- To position the group for market recovery in due course with retail, and thereby prime retail property, likely in our view to be at the forefront of such recovery.

In furtherance of these objectives, the group announced on 28 April 2009 a Capital Raising of £592 million net of estimated expenses of £28 million through a Firm Placing and Placing and Open Offer which will improve the group's debt to assets and interest cover ratios, augment the group's cash resources, extend its debt maturity profile, and increase the group's financial flexibility. The proceeds from the Capital Raising will immediately reduce the group's overall net debt position.

Results for the year ended 31 December 2008

The results for the year ended 31 December 2008 reflect a deteriorating retail environment, a rapid fall in property values and a sharp decline in interest rates. The first of these impacted the underlying profit before tax, which fell by 19.1 per cent from £127.7 million to £103.3 million, and adjusted earnings per share which fell by 19.4 per cent to 29.0p. Mark-to-market accounting on property values and interest rate swaps, generated significant non-cash charges to the income statement.

Income statement and earnings per share

The reduction in underlying profit is illustrated as follows:

Underlying profit bridge 2007–2008 (£m)



£m
150
140
130
120
110
100
127.7
17.2
8.0
18.0
16.7
1.1
103.3
2007 full year
NRI – C&C
NRI – CSC
Administration expenses
Net finance costs
Other income
2008 full year

Net rental income for the group increased by 2.5 per cent to £383.5 million. CSC's bad debts, the write off of lease incentive assets and consequent rise in irrecoverable costs contributed to the reduction in CSC's net rental income of £8.0 million to £280.8 million.

Capital & Counties net rental income increased by £17.2 million reflecting the full year contribution of Earls Court and Olympia (£28.6 million in 2008, £10.1 million in 2007) and Empress State (£4.6 million in 2008, £nil in 2007), partially offset by the impact of disposals. Like for like income was also impacted by planned vacancy and marketing costs at Covent Garden.

Administration expenses in 2008 increased by £18.0 million to £63.2 million. This includes the £10.0 million operating overhead of Earls Court and Olympia (2007 – £5.1 million). The remaining increase included a number of one-off costs associated with restructuring and advisory projects as follows:

	£m
Re-organisation costs, including redundancy	**5.6**
IT outsourcing costs	**4.0**
One-off projects	**2.0**
	11.6

The reorganisation costs were incurred in a number of business areas, and will reduce costs in areas particularly affected by the current economic environment. The one-off projects costs were related to advice on the debt and capital structure of the group.

Net finance costs increased by £16.7 million reflecting increased debt arising from a net cash outflow. Net external debt increased by £474.6 million during 2008, as set out below.

Balance sheet

	2008 £m	2007 £m
Investment and development and trading properties	**7,107.7**	8,666.5
Investments	**128.6**	51.0
Net external debt	**(4,099.5)**	(3,624.9)
Other assets and liabilities	**(1,151.0)**	(383.7)
Net assets	**1,985.8**	4,708.9
Minority interest	**(27.8)**	(201.9)
Attributable to equity shareholders	**1,958.0**	4,507.0
Fair value of derivative financial instruments	**659.0**	57.7
Other adjustments	**78.1**	71.5
Adjusted net assets	**2,695.1**	4,636.2
Effect of dilution	**102.8**	121.0
Net assets (diluted, adjusted)	**2,797.9**	4,757.2

The reduction in properties during 2008 is due to the revaluation deficit of £2,051 million, partially offset by capital expenditure of £566 million. During 2008 additional investments were made overseas and in third party CMBS notes.

The substantial increase in other assets and liabilities is due to the £717 million increase in the fair value provision for financial derivatives, principally interest rate swaps as a consequence of the sharp reduction in UK interest rates in the final quarter of 2008. The interest rate swap fair value provision of £659 million is added-back to arrive at adjusted net assets.

Adjusted net assets per share

Net assets per share (diluted, adjusted) bridge 2007–2008


(pence)
1,400
1,300
1,200
1,100
1,000
900
800
700
600
1264p
28p
46p
7p
557p
13p
34p
4p
745p
2007
Underlying profit
Minority interest
Taxation
Valuation deficit
Other "non-operating"
Dividends
Other
2008

Adjusted net assets per share declined by 41.0 per cent in 2008 to 745p at 31 December 2008. The property valuation decline of 557p was the most significant factor in the reduction in adjusted net assets per share. The other non-operating reduction of 13p includes the goodwill impairment charges related to Earls Court (£13.4 million) and Covent Garden restaurants (£21.6 million). The positive movement arising from minority interest is principally due to the minorities' share of the property valuation decline.

Cash flow

The group cash flow below shows a net outflow of £334.5 million in 2008. The net outflow reflects the net investment in property assets during 2008.

The table below illustrates that cash from operations has increased from 2007, reflecting the absence of adverse working capital flows in the previous year. Working capital movements generated a small positive cash flow in 2008.

The major components of the £400.9 million expenditure on property developments and investments are the expenditure on the group's major developments at Cardiff (£76.4 million) and Oxford (£27.6 million), the purchase of Empress State (£33.1 million) and investments (£89.0 million).

	2008 £m	2007 £m
Recurring cash flow from operations	**131.2**	57.3
Property development/investments	**(400.9)**	(694.7)
Sale of property/investments	**106.6**	411.2
REIT entry charge	**(48.4)**	(15.6)
Dividends	**(123.0)**	(122.1)
Cash flow before financing	**(334.5)**	(363.9)

Financial position

The vast majority, over 90 per cent, of the group's debt has been arranged on a non-recourse, asset-specific basis. This structure permits the group a higher degree of financial flexibility in dealing with individual property issues than a financing structure based on a single group-wide borrowing facility.

In addition to the non-recourse debt, the group has a corporate revolving credit facility of £360 million, which can be utilised to fund development and investment opportunities before they reach the stage that they can support their own financing arrangements.

Net external debt increased from £3,625 million at 31 December 2007 to £4,100 million at 31 December 2008. At this date the debt to assets ratio was 58 per cent (31 December 2007 – 42 per cent). The group had cash and available facilities of £291 million and was in compliance with all of its corporate and non-recourse asset-specific loan covenants.

Group debt ratios were as follows:

	31 December 2008	31 December 2007
Debt to assets	**58%**	42%
Secured debt to secured assets	**63%**	53%
Net unsecured debt to unsecured assets	**21%**	3%
Interest cover	**145%**	165%
Weighted average debt maturity	**5.8 years**	6.7 years
Weighted average cost of debt	**6.0%**	6.0%
Proportion of net debt with interest rate hedged	**100%**	100%

Debt structure and maturity

Movement in net debt during 2008 from £3,625 million to £4,100 million (increase/(decrease) in debt)


£m
Cash items – £423 million impact
Non-cash items – £52 million impact
400
350
300
250
200
150
100
50
0
(50)
(100)
(150)
322
192
118
79
(19)
(111)
(158)
(7)
59
Existing facilities
New facilities
Change in cash
JV Partner finance
Conversion of bonds
CMBS notes purchased
Debt repaid
Finance leases
US$ debt translation

£322 million was drawn from existing facilities; £180m on the secured loan on the Victoria Centre, Nottingham and £140 million from the group's unsecured bank loans. During the year, two new facilities were put in place secured on the assets of joint ventures. Our share of the loan secured on the Great Capital Partnership assets was £112 million with a further £79 million secured on our share of the Empress State partnership. £79 million of partner related finance further increased the debt total. Cash balances of the group fell from £188 million at 31 December 2007 to £71 million at 31 December 2008, resulting in a £118 million increase in net debt.

The purchase of £111 million of CMBS notes linked to our loans at Lakeside, MetroCentre, Watford and Braehead helped to offset new borrowings and £158 million of debt outstanding at 31 December 2007 was repaid. Other movements were the conversion of bonds to equity, reducing debt by £19 million and an increase in debt of £59 million on the currency translation of US dollar debt.

Debt maturity profile – gross debt


Annual repayments £m
Annual repayments
Amortisation
Cumulative repayments
Cumulative repayments £m
1,000
800
600
400
200
5,000
4,000
3,000
2,000
1,000
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

There are no significant debt repayments due in 2009. The largest element of the 2009 repayments are £48 million loan amortisation of non-recourse secured debt and the maturity of £32 million of unsecured bonds in March 2009.

In 2010, £196 million of debt falls due for repayment including £79 million convertible bond (£92 million at 31 December 2008 less £13 million converted in January 2009). The first significant maturity of secured debt, the Lakeside Shopping Centre, occurs in July 2011. A detailed breakdown of the group's debt maturity is shown at the end of the Financial Review in Schedule 2.

Financial covenants

The group has financial covenants that apply to £3.1 billion of secured non-recourse debt. The two main covenants are Loan to Value (LTV) and Interest Cover (IC). The actual requirements vary and are specific to each loan. At 31 December 2008 £886 million of non-recourse loans had no loan to value requirement. At 31 December 2008 and for all covenant test dates to 25 February 2009 the group is fully compliant in all financial covenant tests certified to lenders. Full details are shown in Schedule 3.

There are loan to value and interest cover tests that apply to the group's £517 million of joint venture borrowing. These are tested quarterly and at 31 December 2008 all tests were met.

There are four financial covenant tests that apply to the £360 million of unsecured term and revolving credit bank loans to Liberty International PLC. These are net worth, interest cover, borrowings to net worth and a secured borrowings to net worth test. These are tested semi-annually on a number of the group's companies, the Borrower Group, and at 31 December 2008, the latest certifiable date, all tests were satisfied.

There is a minimum capital cover and interest cover condition applicable to the £231 million mortgage debenture tested semiannually at 30 June and 31 December. At 31 December 2008 both tests were satisfied.

Compliance with financial covenants is constantly monitored. In the case of CMBS related debt and non-recourse bank loans, a potential breach would be discussed with lenders. This could result in a renegotiation or possible waiving of the covenant. Actual covenant breaches can be rectified by a number of remedies such as additional security, temporary cash deposit or partial repayment before an event of default occurs.

The table below illustrates the cash that could be required to partially repay certain non-recourse loans in order to remain within covenant limits, for a range of falls in property valuations from the 31 December 2008 valuations. In certain circumstances, the group has assumed that a potential breach would be remedied through granting the lender additional security rather than partial loan repayment.

Fall in property values from 31 December 2008 %	LTV cash cure requirement in non-recourse facilities £m
5	**2**
10	**29**
15	**73**
20	**137**
25	**233**

Fair value of debt and financial instruments

During the first half of 2008 interest rates gradually increased with 10-year sterling swap rates rising from around 5 per cent to peak at 5.75 per cent in June. In the third quarter of 2008, long term interest rates receded towards levels at the start of the year. As markets responded to the crisis in the banking sector and the resultant government support for banks, a rapid downward shift in market interest rates emerged. The 10-year sterling swap rate at the end of September 2008 stood at approximately 5 per cent and fell to end the year at 3.45 per cent, a decline of 1.55 per cent.

At 31 December 2008 the group's net debt was fixed by interest rate swap contracts in accordance with the group's policy and lender requirements to eliminate substantially all short-term risk and a proportion of medium to longer term risk as set out in the table below in respect of changes in interest rates. Whilst interest rate swaps offer protection from higher interest rates and provide a high degree of predictability on future cash flows, they provide no opportunity to gain when interest rates fall. Furthermore, the movement on the revaluation of derivative financial instruments affects the group's income statement. For the year ended 31 December 2008 the group recorded a deficit in the Income Statement of £665 million on the change in the value of financial instruments. Almost all of this movement was recorded in the last quarter of 2008 in line with the decline in interest rates.

A shift up or down in the yield curve has a great impact on the mark-to-market valuation of long dated interest rate swaps. At 31 December 2008 a movement of 0.1 per cent in the yield curve would affect the fair value of the group's derivative financial instruments by approximately plus or minus £5 million. At 24 April 2009, the fair value provision of derivative financial instruments is recorded at £588 million, a reduction of £201 million since the year end.

As at 31 December 2008 the value of derivative financial instruments recorded on the balance sheet is £789 million. This total includes all derivatives entered into by the group to hedge its currency and interest rate risk exposures. Should market rates remain unaltered from their level recorded at 31 December 2008 the following chart illustrates how the value would decline over time.

Financial derivatives – carrying value time profile
Year end valuation of £(789) million


Year end carrying value (£m)
Valuation decline*
Valuation carrying value*
Valuation decline during period (£m)
(100)
(200)
(300)
(400)
(500)
(600)
(700)
(800)
0
(25)
(50)
(75)
(100)
(125)
(150)
(175)
0
1
2
3–5
6–10
11–15
16–20
21–25
26–30
Time periods (Years)

*assumes no change in the underlying derivatives valuation other than the lapse of time.

The fair value of the group's floating rate liabilities is not included in the adjustment to net assets per share. Whilst it is difficult to market value many of these bank loans, debt relating to the issuance of commercial mortgage backed securities ("CMBS") can be traded and valued. The group's CMBS related debt which amounted to £1,563 million at 31 December 2008 and shown on the balance sheet at amortised cost, had a market value of £1,116 million. The £447 million discount is equivalent to 122p per share.

Interest rates

The group's current net debt total is fully hedged through a combination of fixed rate debt and interest rate swaps. The following interest rate swap summary table highlights a lower applicable swap rate as contracts mature with the average rate falling from 5.28 per cent to 4.40 per cent. The current market rates for interest rate swaps are substantially lower than the group's current average and therefore the group could expect to benefit from lower rates as new contracts are entered into.

Interest rate swap summary In effect after:	Net amount £m	Average rate %
1 year	**3,595**	**5.28**
2 years	**3,575**	**5.27**
5 years	**3,184**	**5.16**
10 years	**2,425**	**4.69**
15 years	**2,100**	**4.58**
20 years	**2,100**	**4.58**
25 years	**1,625**	**4.40**

Financing and treasury activities
Two new debt transactions were completed in 2008:

- Great Capital Partnership (a joint venture with Great Portland Estates) completed a £225 million five-year loan (group share £112 million) in March 2008.
- Empress State Partnership (a joint venture with Land Securities) completed a £159 million five-year loan in August 2008.

Two other notable changes to group debt occurred during the year. First, in early 2008, the group purchased, at a discount to par, £111 million nominal of CMBS. The notes purchased relate to the non-recourse debt of certain CSC's properties and profit of £13.1 million was included in other finance income. The group currently holds £221 million CMBS relating to CSC assets, held on the balance sheet as a deduction from the group's debt, at par value. Secondly, in the last quarter of the year, £19 million nominal value of the 3.95 per cent convertible bonds converted into 2,375,000 new ordinary Liberty International PLC shares. Investors converted their bonds in exchange for the ordinary shares and an aggregate cash payment of £2.3 million. At 31 December 2008, £92 million of the convertible bonds remain outstanding. In early January 2009, a further £13 million of the bonds were converted on a similar basis such that £79 million of the bonds remain outstanding.

Transactions during the year
The principal acquisition during the year was a 50 per cent interest in the Empress State building, which is strategic to the group's plans at Earls Court. The 50 per cent interest was acquired for a cash consideration of £33.1 million. The total of our interest in the new partnership was £113 million, with the balance being funded by an asset-specific, non-recourse loan. This acquisition has been fully consolidated, the 50 per cent third party share has been adjusted through minority interest, in accordance with IAS 27 "Consolidated and Separate Financial Statements". This treatment is due to the existence of an option, exercisable at the group's request, to acquire the remaining 50 per cent interest. If the group does not exercise the option, which expires in August 2009, a deemed disposal will take place. This will be a non-cash transaction and will result in the property being accounted for on a proportional, 50 per cent, rather than full consolidation basis.

Major property developments and other capital investments
During the year, the group has invested £182 million on major developments, principally St David's 2, our joint venture with Land Securities in Cardiff, and Westgate, Oxford. Other significant extensions and refurbishments are underway at two existing centres Eldon Square, Newcastle and MetroCentre, Gateshead. Details of construction and letting progress are outlined in the operating review.

The market value of the group's interest in St David's 2 has been significantly reduced in the year, particularly in the last quarter, resulting in a £125 million deficit for 2008 as a whole. As with CSC's existing centres, this is largely due to yield shift – a 75 basis points movement in the nominal equivalent yield since 30 September 2008, 150 basis points since 31 December 2007, to 6.50 per cent. In addition, the expected rental value has been reduced from £19.5 million at 30 September 2008 to £17.3 million at 31 December 2008.

In mid 2008 the group announced that the proposed redevelopment in Oxford had been put on hold. In December 2008, under the terms of the joint venture arrangement, the partner exercised its right to sell its interest in the centre to CSC for £40 million. This balance is included in other payables at 31 December 2008 and was settled in February 2009.

Along with further overseas investments, the group has an aggregate commitment to capital projects of £299 million. These commitments will be funded by the group's cash and available facilities of £291 million and the proceeds of asset sales, with £160 million of sales currently exchanged or under offer.

	Market value at 31 Dec 2007 £m	Expenditure 2008 £m	Market value at 31 Dec 2008 £m	Revaluation year ended 31 Dec 2008 £m	Further committed expenditure 31 Dec 2008 £m	Expected rent £m
Major developments						
St David's 2, Cardiff	139	**76**	**90**	**(125)**	**134**	**17**
Westgate, Oxford	36	**68**	**65**	**(39)**	**–**	**n/a**
Other CSC developments	54	**–**	**39**	**(15)**	**–**	**n/a**
			194	**(179)**		
Broad Gate, Leeds	42	**33**	**65#**	**(10)**	**9**	**6**
Other C&C UK developments	74	**5**	**49**	**(30)**	**3**	**n/a**
			114	**(40)**		
Other capital investments						
Eldon Square, Newcastle (60% interest)	*	**18**	*****	*****	**33**	**6**
MetroCentre yellow quadrant (54% interest)	*	**7**	*****	*****	**16**	**3**
Other CSC commitments					**33**	**n/a**
Other C&C UK commitments					**10**	**n/a**
C&C overseas investments	47	**41**	**94**	**6****	**61**	**n/a**
					299	

Contracted disposal for £69 million in 2009 not yet reflected in the financial statements.

* Market value and revaluation movement included in aggregate with existing centre.

** Revaluation is largely foreign exchange translation.

Taxation

The group became a UK REIT on 1 January 2007 and has since then benefited from the tax savings that being a REIT provides. The financial benefits to date have amounted to £145 million, comprising net rental income and capital gains sheltered from UK tax.

To retain its REIT status, the group is required to comply with a number of obligations, which it has continued to do throughout 2008.

REIT entry charge payments of £48 million were made in 2008. To date £64 million has been paid, with £105 million remaining to be settled in instalments to 2011. The minimum PID for 2008 is estimated to be 12.8p per share, which is lower than the adjusted EPS principally as a result of capital allowances and capitalised interest. Since the minimum PID for 2008 has been covered by the 16.5p per share interim dividend, there is not expected to be a requirement to make any further dividend payments to meet the group's PID obligation for 2008.

Income and gains from the non-REIT qualifying parts of the group continue to be subject to taxation, with a net tax credit of £85.6 million in 2008. A £7.0 million current tax credit arises principally from releases in respect of prior years. A £82.2 million deferred tax credit arises principally in respect of fair value deficits arising on property valuations and derivative financial instruments in the non-REIT qualifying parts of the group.

Principal financial risks
The significant financial risks the group faces have been considered and policies have been implemented to best deal with each risk. The four most significant financial risks are considered to be liquidity risk, interest rate risk, foreign exchange risk and credit risk. These are discussed below.

Liquidity risk
Liquidity risk is managed to ensure that the group is able to meet future payment obligations when financial liabilities fall due. Liquidity analysis is conducted to ensure that sufficient headroom is available to meet the group's operational requirements and committed investments. The group treasury policy also includes maintaining adequate cash and marketable securities, as well as maintaining adequate committed facilities.

A key factor in ensuring existing facilities remain available to the group is the borrowing entities' ability to meet the relevant facilities' financial covenants. The group has a process to constantly monitor both current and projected compliance with the financial covenants. A detailed analysis of the group's financial covenant position is included in Schedule 3.

The group's policy is to seek to optimise its exposure to liquidity risk by balancing its exposure to interest risk and to refinancing risk. In effect the group seeks to borrow for as long as possible at the lowest acceptable cost.

The group regularly reviews the maturity profile of its financial liabilities and seeks to avoid bunching of maturities through the regular replacement of facilities and by using a selection of maturity dates. Re-financing risk may be reduced by re-borrowing prior to the contracted maturity date, effectively switching liquidity risk for market risk. This is subject to credit facilities being available.

Interest rate risk
Interest rate risk comprises both cash flow and fair value risks:

Cash flow interest risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Fair value risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market interest rates.

The group's interest rate risk arises from long-term borrowings, borrowings issued at variable rates expose the group to cash flow interest rate risk, whereas borrowings issued at fixed interest rates expose the group to fair value interest rate risk.

Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital market debt is generally at fixed rates.

The group's secured borrowings' facilities include requirements to enter into interest rate swaps, which have the economic effect of converting borrowings from floating to fixed rates. The group's policy on borrowings which do not contain such requirements is also to eliminate substantially all near-term exposure to interest rate fluctuations in order to establish certainty over cash flows by using floating to fixed interest rate swaps. As a consequence, the group is exposed to market price risk in respect of the fair value of its fixed rate derivative financial instruments. This policy can result in significant non-cash movements in the group's income statement.

Foreign exchange risk
Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a functional currency other than sterling. The consolidated balance sheet is affected by exchange differences between sterling and US dollars which is the functional currency of one of the group's subsidiaries. The group also holds overseas investments where sterling is not the functional currency.

The group's policy is to manage near-term foreign exchange risk through entering into cross-currency interest rate swaps and forward foreign exchange contracts. The investment in overseas subsidiary is accounted for as a hedge of a net investment in a foreign operation. Longer term foreign exchange risk is mitigated through financing with borrowings in the functional currency of the foreign operation.

Credit risk
Credit risk arises primarily from trade receivables, derivative contracts, cash and cash equivalents and finance leases. Credit risk from trade receivables is minimised by the review process conducted for potential tenants, in certain circumstances deposits or guarantors are obtained for certain tenants. The group considers that there are no significant concentrations of credit risk due to the diversification of the tenant base.

The amounts of trade receivables presented in the balance sheet are net of allowances for doubtful receivables. Due to the nature of tenants being managed individually by asset managers, it is group policy to calculate any impairment specifically on each contract.

The credit risk in liquid funds and derivative financial instruments is limited because amounts are spread between a number of institutions and the group's policy is to deal with those counterparties with stronger credit ratings assigned by international credit rating agencies.

Schedule 1
Underlying profit statement (unaudited)
For the year ended 31 December 2008

	Quarter ended 31 December 2008 £m	Quarter ended 30 September 2008 £m	Quarter ended 30 June 2008 £m	Quarter ended 31 March 2008 £m	Year ended 31 December 2008 £m	Year ended 31 December 2007 £m
UK shopping centres	**73.8**	**66.9**	**65.6**	**74.5**	**280.8**	288.8
Other commercial properties	**28.4**	**20.2**	**24.3**	**29.8**	**102.7**	85.5
Net rental income	**102.2**	**87.1**	**89.9**	**104.3**	**383.5**	374.3
Other (expense)/income	**(0.1)**	**(0.2)**	**(0.1)**	**0.6**	**0.2**	(0.9)
	102.1	**86.9**	**89.8**	**104.9**	**383.7**	373.4
Administration expenses	**(18.2)**	**(16.8)**	**(13.7)**	**(14.5)**	**(63.2)**	(45.2)
Operating profit (underlying)*	**83.9**	**70.1**	**76.1**	**90.4**	**320.5**	328.2
Interest payable	**(59.6)**	**(55.3)**	**(57.0)**	**(58.4)**	**(230.3)**	(209.3)
Interest receivable and other finance income	**3.2**	**(0.6)**	**5.0**	**1.0**	**8.6**	8.8
Other finance (costs)/income	**(2.0)**	**6.5**	**–**	**–**	**4.5**	–
Net finance costs (underlying)*	**(58.4)**	**(49.4)**	**(52.0)**	**(57.4)**	**(217.2)**	(200.5)
Profit before tax (underlying)*	**25.5**	**20.7**	**24.1**	**33.0**	**103.3**	127.7
Property trading profits/(losses)	**0.1**	**(0.7)**	**–**	**0.9**	**0.3**	2.9
Write down of trading property	**(3.3)**	**(2.5)**	**–**	**–**	**(5.8)**	–
Tax on adjusted profit	**6.8**	**(0.6)**	**(2.0)**	**(0.5)**	**3.7**	(2.2)
Minority interests	**3.2**	**5.5**	**(2.3)**	**(3.0)**	**3.4**	1.9
Earnings used for calculation of adjusted earnings per share	**32.3**	**22.4**	**19.8**	**30.4**	**104.9**	130.3
Adjusted earnings per share	**8.9p**	**6.2p**	**5.5p**	**8.4p**	**29.0p**	36.0p

* Before property trading and valuation items.

Schedule 2
Maturity profile of non-recourse secured debt

Maturity profile	Principal amortisation £m	Principal at maturity £m	**Total loan principal outstanding £m**
2009	48	8	**56**
2010	51	13	**64**
2011	58	581	**639**
2012	55	239	**294**
2013	53	516	**569**
2014	46	27	**73**
2015	29	962	**991**
2016	7	803	**810**
2017	–	118	**118**
2027	–	231	**231**
Net secured debt* – 63% of market value of secured assets of £6,059 million(1)	347	3,498	**3,845**
Internally owned CMBS			**221**
Gross Secured debt*			**4,066**

* The debt figures represent actual debt repayments and excludes the unamortised transaction costs that are included in financial statements.

(1) includes investment and development properties and trading properties.

Maturity profile of unsecured debt with recourse to Liberty International PLC

Maturity profile	Unsecured bonds £m	Convertible bonds £m	Revolving credit facilities £m	Term-loan/ other £m	**Total debt £m**
2009	32	–	–	2	**34**
2010	–	92	40	–	**132**
2011	–	–	50	–	**50**
2012	–	–	–	50	**50**
2013	27	–	–	–	**27**
Unsecured debt	59	92	90	52	**293**
Cash and cash equivalents					**(71)**
Net unsecured debt – 21% of market value of unsecured assets of £1,054 million(1)					**222**

(1) includes investment and development properties and trading properties.

Unsecured revolving credit facilities

Maturity profile	**Total facility £m**	**Undrawn at 31 December 2008 £m**
2010	**210**	**170**
2011	**100**	**50**
	310	**220**

Facilities mature in December in the year of maturity, with the exception of a £50 million facility that matures in June 2011.

Schedule 3
Financial covenants

Financial covenants on non-recourse debt excluding joint ventures

	Maturity	Loan £m	LTV covenant	LTV actual[1]	Interest cover covenant	Interest cover actual[1] [5]
Lakeside[2][6]	2011	633.7	90%[6]	65%	120%	148%
MetroCentre[2]	2015	569.5	90%	72%	120%	139%
Braehead[2]	2015	384.7	N/A	N/A	120%	143%
Harlequin[2]	2015	288.6	N/A	N/A	120%	123%
Nottingham	2016	300.0	90%	85%	110%	162%
Covent Garden[3]	2013	252.5	75%	68%	110%	125%
Chapelfield	2016	212.6	N/A	N/A	110%	114%
Uxbridge	2016	169.4	85%	83%	110%	144%
Bromley	2016	151.9	85%	78%	110%	121%
C&C No 9[3]	2017	118.0	70%	57%	100%	149%
Total		3,080.9				

Financial covenants on joint venture non-recourse debt

	Maturity	Loan £m	LTV covenant	LTV actual[1]	Interest cover covenant	Interest cover actual[1] [5]
EC&O Venues[4]	2012	222.3	75%	69%	140%	192%
Empress State[4]	2013	158.0	N/A	N/A	110%	124%
GCP	2013	112.5	70%	43%	120%	188%
Xscape	2014	24.5	85%	78%	120%	137%
Total		517.3				

Notes:

(1) Based on certified figures provided to the lenders covering the period 31 December 2008 to 31 January 2009.

(2) Amounts drawn on Lakeside, MetroCentre, Braehead and Harlequin reflect the gross debt position without deduction of CMBS notes held by other Liberty International group companies.

(3) Two separate loans on Covent Garden properties.

(4) 100% of debt shown but Liberty International group ownership 50%.

(5) Calculated in accordance with the loan agreement.

(6) LTV covenant reduces to 80% from January 2010.

Financial covenants on corporate unsecured facilities at 31 December 2008*

Net worth covenant**	Actual	Interest cover covenant	Interest cover actual	Borrowings/ net worth**	Actual	Secured borrowings/ net worth**	Actual
£1,200m	£1,511m	125%	134%	100%	56%	50%	37%
£850m***		120%***		110%***		N/A***	

* Calculated on £360m of facilities of which £140m drawn.

** Tested on the Borrower group which excludes, at the group's election, specific subsidiaries with non-recourse finance.

*** Amended covenants, agreed with lenders since 31 December 2008 conditional on raising not less than £350 million of new equity. The overall maturity has been extended to June 2011.

C&C Mortgage Debenture PLC at 31 December 2008

	Maturity	Loan £m	Capital cover covenant	Capital cover actual	Interest cover covenant	Interest cover actual
C&C	2027	231.4	167%	187%	100%	110%

The debenture is currently secured on the group's interests in The Potteries, Stoke-on-Trent and Eldon Square, Newcastle upon Tyne shopping centres. Should the loan to value or income test be breached C&C (the issuer) has three months from the date of delivery of the valuation or the latest certificate to the Trustee to make good any deficiency. C&C may withdraw property secured on the debenture by paying a sum of money or through the substitution of alternative property provided that the loan to value and income tests are satisfied immediately following a substitution.

There are currently no financial covenant tests on $318 million (£221 million equivalent) of borrowings entered into by the group's US subsidiary.

Schedule 4
Details of the performance of individual completed regional shopping centres and developments

Completed shopping centres

➔ Lakeside, Thurrock

(Market value £971 million, 14 per cent of group total)

Footfall and estimated retail sales were both positive on the previous year.

Occupancy at 31 December 2008 was 98.6 per cent, 94.7 per cent adjusted for tenancies in administration.

➔ MetroCentre, Gateshead (excluding Retail Park)

(Market value £790 million, 11 per cent of group total)

Footfall was marginally down on 2007 as the centre was undergoing development works in the Yellow and Blue Quadrants.

Estimated retail sales were also marginally below the previous year for the same reason.

Occupancy at 31 December 2008 was 99.3 per cent, 93.2 per cent adjusted for tenancies in administration.

Works commenced on site to upgrade the leisure and dining facilities in both the Yellow and Blue Quadrants. The project will open in phases between Spring 2009 and Autumn 2010 and will include eight new restaurants, a new Odeon cinema and family entertainment centre.

➔ Braehead, Renfrew, Glasgow

(Market value £563 million, 8 per cent of group total)

Footfall and total estimated retail sales in 2008 were impacted, as anticipated, by the opening of the nearby retail development at Silverburn. From similar experience elsewhere in the UK, we expect this impact to reduce in 2009 and growth to resume thereafter.

Occupancy at 31 December 2008 was 99.3 per cent, 94.6 per cent adjusted for tenancies in administration.

A new 36,000 sq. ft. flagship store for New Look opened prior to Christmas trading and planning consent was granted to relocate Sainsbury's from the shopping centre to our adjacent retail park.

Active negotiations are taking place for the reletting of the Sainsbury's store in the shopping centre.

→ The Harlequin, Watford

(Market value £379 million, 5 per cent of group total)

New retail development openings within The Harlequin's catchment area have as anticipated had a limited impact on footfall and sales.

Occupancy at year end was 100 per cent, 92.0 per cent adjusted for tenancies in administration.

→ Victoria Centre, Nottingham

(Market value £351 million, 5 per cent of group total)

Footfall and estimated retail sales were down slightly on 2007, in part due to repair works to the car park.

Nottingham continues to hold firm as a strong retail destination despite recent development at Derby and Leicester.

Occupancy at year end was 100 per cent, 92.4 per cent adjusted for tenancies in administration.

→ Manchester Arndale

(Market value £306 million, 4 per cent of group total)

As the full benefits are realised of the Northern Extension, the final phase of which opened in December 2006, both footfall and estimated retail sales are substantially up on the prior year.

Tenant mix engineering has continued and 32 further lettings were contracted in the year throughout the centre.

Occupancy at year end was 96.8 per cent, 93.4 per cent including tenancies in administration.

Our adjoining interest in New Cathedral Street continues to trade well with 100 per cent occupancy at year end.

→ Cribbs Causeway, Bristol properties (including The Mall and retail park)

(Market Value £225 million, 3 per cent of group total)

The initial impact of the Cabot Circus development opening in Bristol city centre in Autumn 2008, has been similar to our experiences from other major UK cities such as Newcastle, with an initial negative impact on footfall and sales at The Mall in the last quarter of 2008. However we fully expect this impact to reduce over time with no long-term negative implications for the prospects of the centre.

The Mall and retail park each had one true void at 31 December 2008, with occupancy at 96.9 per cent, reducing to 91.9 per cent including tenancies in administration.

The final phase of the retail park refurbishment has commenced and at The Mall the first phase of the food court remodelling has successfully opened with the final works due to complete in Spring 2009. Eight new restaurants will be added to the centre.

Eldon Square, Newcastle

(Market value £223 million, 3 per cent of group total)

Footfall was up on 2007 and estimated retail sales virtually on a par with the previous year.

Occupancy at 31 December 2008 was 98.1 per cent, 90.8 per cent adjusted for tenancies in administration.

Two of our three schemes to improve and extend the centre to a total of 1.3 million sq. ft. are now completed. Eldon Square West, 22,000 sq. ft. of retail and restaurant space overlooking Old Eldon Square opened in 2006 and Eldon Square North, renamed St George's Way, comprising a new state of the art bus station and 48,000 sq. ft. of additional retail space opened in May 2008.

Progress has been made on site on the third and largest of the schemes, Eldon Square South, to be named St Andrew's Way, which will provide 410,000 sq. ft. of retail space including a 175,000 sq. ft. department store which is on programme to be handed over to Debenhams for fitting out in Spring 2009. The project is due to complete in February 2010. 75 per cent of the anticipated income from St Andrew's Way is exchanged or in solicitors' hands, equating to 83 per cent by area.

Chapelfield, Norwich

(Market value £248 million, 3 per cent of group total)

Chapelfield which opened in Autumn 2005 has now firmly established itself as a central part of the City Centre with consumer shopping patterns responding to the high quality tenant mix and shopper facilities.

Both footfall and estimated retail sales have seen positive year-on-year growth.

At 31 December 2008, occupancy was 99.8 per cent, 95.5 per cent adjusted for tenancies in administration.

The Potteries, Hanley, Stoke-on-Trent

(Market value £211 million, 3 per cent of group total)

Both footfall and estimated retail sales saw positive growth in 2008.

The Chimes, Uxbridge

(Market value £205 million, 3 per cent of the group total)

Footfall and estimated retail sales declined moderately in the year, as two new retail developments opened within the catchment.

However, Uxbridge's occupancy at year end was 100 per cent, 97.1 per cent adjusted for tenancies in administration.

The Glades, Bromley

(Market value £195 million, 3 per cent of the group total)

The Glades experienced positive footfall and estimated retail sales in line with the previous year.

Occupancy at year end was 99.1 per cent, 93.6 per cent adjusted for tenancies in administration.

The remodelling of various High Street investment properties to provide 50,600 sq. ft. of new retail space opened for trade in May including new stores for H&M, Mango and Body Shop.

Development projects

➜ St David's Centre, Cardiff

(Market value of St David's 1 £71 million, development value of St David's 2 £90 million, 2 per cent of the group total)

Our retail-led development in Cardiff with our joint venture partner Land Securities is on programme to complete in Autumn this year. The project will extend the existing St David's Centre by 967,500 sq. ft. to 1.4 million sq. ft overall. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St David's into one of the UK's largest city centre retail schemes.

We are confident of the future prospects for the enlarged St David's Centre with the existing centre already attracting 22 million customer visits each year.

Cardiff is expected to rise to eighth place in the UK retail rankings on completion of the St David's development which has already attracted several new retailers to Wales.

The new library was handed over to Cardiff Council on schedule in December and John Lewis is currently fitting out its store. Cardiff will be its largest store outside London.

57 per cent of the area and 47 per cent of anticipated rental income is currently either exchanged or in solicitors' hands.

In 2008 a significant number of new shopping centres opened during the year adding over 10 million sq. ft. of retail space, generally well let. In 2009, only a small number of large retail schemes are due to open including St David's, Cardiff. Following this, supply will be curtailed sharply, as the current economic environment has halted many projects in the pipeline.

However, we anticipate the letting market to continue to be challenging in 2009 as retailers approach expansion with caution.

➜ Westgate Centre, Oxford

(Market value £65 million, 1 per cent of group total)

Whilst we are positive about the long-term prospects for Oxford as a retail destination, current market conditions do not meet our criteria for an immediate redevelopment of the Westgate Centre.

We therefore took the decision in 2008 to put the major redevelopment of this centre on hold, with the results for the year reflecting the impact of writing-off abortive development costs.

In terms of the arrangements with our joint venture partner, we have acquired their residual interest, with completion of the purchase having taken place on 13 February 2009.

With the site now under one ownership, in CSC's control, we have greater flexibility in analysing future development options.

In the meantime, we have full control of management with considerable asset management opportunities to increase centre attractiveness and income.

Rent reviews and lease expiries

The table below shows details of CSC's rent review and lease expiry profile:

Rent reviews	2008 %	2009 %	2010 %	2011 %	2012 %	2013 %
Percentage of total retail units	16	17	25	26	20	12
Percentage of CSC rental income	15	18	28	28	16	10

Lease expiries	2009 %	2010 %	2011 %	2012 %	2013 %	2014 to 2018 %	2019 to 2023 %	After 2023 %
Percentage of total retail units	5	5	9	9	8	45	13	6
Percentage of CSC rental income	2	3	10	6	8	46	15	10

Key risks and uncertainties

Key risks and uncertainties
The key risks and uncertainties facing the group are as set out in the table below:

Risk	Description	Impact	Mitigation
Financing These risks are further discussed in pages 26 and 27			
Liquidity	Reduced availability	Insufficient funds to meet requirements	Efficient treasury management and strict credit control.
Property values	Property values decrease	Impact on covenants	Regular monitoring of LTV; covenant headroom maintained; regular market valuations; focus on quality assets; regular portfolio reviews identifying properties for disposal.
Economic downturn	Reduction in rental income	Impact on covenants	Internal Group limits on debts to assets and interest rate ratios.
Interest cover	Interest rates fluctuate	Lack of certainty over interest costs	Hedging to establish long-term certainty.
REIT	Breach REIT conditions	Tax penalty or be forced to leave the REIT regime	Regular monitoring of compliance and tolerances.
Joint Ventures	Reliance on JV partners' performance and reporting	Partners under perform or provide incorrect information	Agreements in place and regular communication with partners.
Asset Management			
Tenants	Tenant failure	Financial loss	Regular reporting and modelling of covenant cover; credit control.
Voids	Increased voids, failure to let developments	Financial loss	Policy of active tenant mix management.
Reputation			
Responsibility for visitors to shopping centres	Failure of Health & Safety	Impact on reputation or potential criminal/civil proceedings	Annual audits carried out by external consultants. Health & Safety policies in place.
Disaster/National Security	Effect of natural disaster/ terrorist strike	Impact on footfall and retailer income; adverse publicity	Security team training and procedures in shopping centres. Implementation of NATSCO recommendations. Security and Health & Safety policies and procedures in shopping centres/offices. Terrorist insurance is in place.
People/HR			
Staff	Key staff	Loss of key members of the management team could impact adversely on the Group's success	Succession Planning; performance evaluation; training and development; incentive reward.
Developments			
Time	Planning	Securing planning consent for developments	Policy of sustainable development and regeneration of brownfield sites. Constructive dialogue with planning authorities.
Cost and letting risk	Construction cost overrun, low occupancy levels	Returns reduced by increased costs or delay in securing tenants	Approval process based on detailed project costs; regular monitoring and forecasting of project costs and rental income; and fixed cost contracts.
Investment/Strategic risks			
Strategic	Diversification	Invest in new areas of property use and geographical location	Retaining and appointing experienced management teams/overseas representatives. Securing local partners to oversee investment but retaining a measure of influence.

Directors' report

The Directors have pleasure in presenting their Annual report and the audited financial statements for the year ended 31 December 2008.

Principal activities
During the period the principal activity of Liberty International PLC ("Liberty International") was that of an investment holding company incorporated in the United Kingdom whose business is the making of selected investments with long-term potential in the property sector predominantly, but not exclusively, in the United Kingdom. Liberty International has been a Real Estate Investment Trust ("REIT") since 1 January 2007. Liberty International's activities are focused on its two major operating businesses: Capital Shopping Centres ("CSC"), which specialises in the ownership, management and development of regional shopping centres and Capital & Counties, which engages in commercial and retail property investment, management and development primarily in the United Kingdom but also in the USA and other parts of the world.

Business review
The Chairman's statement on pages 7 to 8, the Operating review on pages 9 to 16 and the Financial review on pages 17 to 35, and Key risk factors on page 36 provide detailed information relating to the group, the operation, development and future prospects of the business, the results and financial position for the year ended 31 December 2008 and the principal risks and uncertainties facing the group. The Corporate Responsibility review on page 78 contains information about environmental matters, the group's employees and social and community matters. The Financial review, accounting policies on page 47 and note 27 on pages 60 to 64 contain information on the use of financial instruments.

Dividends
The Directors declared an interim ordinary dividend of 16.5p (2007 – 16.5p) per share on 6 August 2008, which was paid on 16 September 2008. The Directors do not recommend the payment of a final ordinary dividend (2007 – 17.6p).

Share capital and control of the company
Details of the company's share capital including changes during the year in the issued share capital and details of the rights attaching to the company's ordinary shares are set out in note 30 on page 65. Details of shares repurchased by the company during the year are set out in note 35 on page 67. No shareholder holds securities carrying special rights with regards to control of the company. Shares held by the company's Employee Share Ownership Plan rank pari passu with the shares in issue and have no special rights, but voting rights and rights of acceptance of any offer relating to the shares rests with the Plan's Trustee and are not exercisable by the employees.

There are no restrictions on voting rights or any arrangements by which, with the company's co-operation, financial rights are held by a person other than the shareholder, or any agreements between shareholders known to the company which may result in restrictions on the transfer of shares or on voting rights. The company is not party to any significant agreements that would take effect, alter or terminate following a change of control of the company.

The company does not have any agreements with any Executive Director or employee that would provide compensation for loss of office or employment resulting from a takeover except that provisions of the company share schemes may cause options and awards outstanding under such schemes to vest on a takeover. The terms of appointment of the non-executive Directors provide for a payment equal to their basic annual fee in the event of change of control in recognition of the additional work involved in such an event.

Going concern
After making enquiries, the Directors have reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Shareholders' attention is drawn to the Going Concern disclosure contained in the Notes to accounts on page 45.

Internal control
The statement on corporate governance on pages 79 to 84 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Directors
The Directors of Liberty International who held office during the year were as follows:

Chairman:
D.P.H. Burgess MBE (Chairman from 1 August 2008)

Executive:
D.A. Fischel
K.E. Chaldecott
I.C. Durant (appointed 21 April 2008)
I.D. Hawksworth

Non-Executive:
G.J. Gordon
I.J. Henderson
M. Rapp
R.O. Rowley
N. Sachdev

Retired during year:
A.C. Smith (resigned 31 March 2008)
R.M. Cable (retired 18 April 2008)
L. James (retired 18 April 2008)
Sir Robert Finch (resigned 31 July 2008)
J.G. Abel (retired 31 December 2008)
R.W.T. Buchanan (retired 31 December 2008)

Mr Durant was appointed as Finance Director of Liberty International on 21 April 2008 and will offer himself for election at the forthcoming Annual General Meeting.

Mr Rapp and Mr Gordon, having each served as a non-executive Director for more than nine years, retire annually in accordance with the Combined Code on Corporate Governance issued by the Financial Reporting Council. Messrs Rapp and Gordon, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting of the company.

Mr Fischel falls to retire by rotation in accordance with the company's Articles of Association and, being eligible, offers himself for re-election at the forthcoming Annual General Meeting of the company.

Pursuant to the Articles of Association of the Company, the Company has indemnified the Directors to the full extent allowed by law. The Company maintains Directors' and Officers' insurance which is reviewed annually.

Additional information relating to the Directors can be found in note 44 on pages 70 to 72 on Directors' interests, in the report on Corporate Governance on pages 79 to 84, and in the Directors' remuneration report on pages 85 to 90.

The powers of the Directors are determined by UK legislation and the Memorandum and Articles of Association of the Company, together with any specific authorities that may be given to the Directors by shareholders from time to time, such as the power to allot shares and the power to make market purchases of the company's shares which are described in note 30 on page 65.

Articles of Association
The rules governing the appointment and replacement of Directors are contained in the Company's Articles of Association.

Changes to the Articles of Association must be approved by shareholders in accordance with the legislation in force from time to time.

Substantial shareholdings
As at 24 April 2009 Liberty International had been notified of the following substantial holdings of voting rights over ordinary shares of Liberty International:

The family interests of Sir Donald Gordon 79,239,978 shares (21.67 per cent), Public Investment Corporation 19,624,784 (5.37 per cent), Government of Singapore Investment Corporation Pvt Ltd 18,187,506 shares (4.97 per cent), Legal & General Investment Management Limited 15,812,694 shares (4.32 per cent), and Simon Property Group, Inc 15,274,707 (4.18 per cent).

Employees
Employees are employed by Liberty International directly or by its subsidiaries, CSC, Capital & Counties and Earls Court & Olympia. Liberty International actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the company's activities and financial performance by such means as employee briefings and publication to all staff of relevant information and corporate announcements.

The annual bonus arrangements help develop employees' interest in the company's performance; full details of these arrangements are given in the Directors' remuneration report on pages 85 to 90. Note 44 on pages 70 to 72 contains details of conditional awards of shares under the annual bonus scheme and bonus shares currently outstanding, as well as outstanding options.

Liberty International operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from the disabled where they have the appropriate skills and abilities and to the continued employment of staff who become disabled.

Liberty International encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

Information relating to employees is given in note 45 on pages 72 to 74. The Liberty International group provides retirement benefits for the majority of its employees. Details of the group pension arrangements are set out in note 46 on pages 74 to 76.

The environment
The group has adopted a Corporate Responsibility ("CR") strategy and details of the policy and the group's aims and activities are given on the company's website. An overview of the group's CR activity is printed on page 78, and a summary booklet is also available for download from the website or on request from the Company Secretary's office.

The company recognises the importance of minimising the adverse impact on the environment of its operations – particularly through its two operating businesses, CSC and Capital & Counties – and the management of energy consumption and waste recycling.

The company strives continuously to improve its environmental performance. The environmental management system is regularly reviewed to ensure that the company maintains its commitment to environmental matters.

During the year, the group made charitable donations amounting to £290,208 (2007 – £270,749). No political donations were made in the year. In addition, the UK shopping centres provided the equivalent of £1,075,000 (2007 – £972,000) in community support, including sponsorship of local causes, support for Town Centre management and provision of free mall space and services.

Creditor payment policy
The group's policy and practice is to pay creditors promptly in accordance with agreed terms of business.

The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the year ended 31 December 2008 and the amounts owed to its creditors as at 31 December 2008 was nil days (2007 – nil days), as calculated in accordance with the requirements of the Companies Act.

Directors' disclosure of information to the auditors
So far as the Directors are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information.

Auditors
The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution seeking to reappoint them will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting
The notice convening the 2009 Annual General Meeting of the company will be published in due course and will be available on the company's website and distributed separately to those shareholders who have elected to receive hard copies of Shareholder information.

By order of the Board

S. Folger
Secretary

28 April 2009

Directors' responsibilities

Directors' responsibilities in respect of the preparation of the financial statements
Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;

(b) make judgements and estimates that are reasonable and prudent;

(c) state whether the financial statements comply with IFRS as adopted by the European Union;

(d) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and the group and to enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 1985, and, as regards group financial statements, Article 4 of the IAS Regulation. They are responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements of the company is placed on the Liberty International PLC website. The maintenance and integrity of the website is the responsibility of the Directors and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement
We confirm to the best of our knowledge:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

(b) the Chairman's statement, the Operating review, the Financial review, the Key risks and uncertainties and the Directors' report include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board on
28 April 2009

David Fischel
Chief Executive

Ian Durant
Finance Director

Independent auditors' report to the members of Liberty International PLC

We have audited the group and parent company financial statements (the "financial statements") of Liberty International PLC for the year ended 31 December 2008 which comprise the group income statement, the group and parent company balance sheets, the group and parent company statements of cash flow, the group and parent company statements of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the Directors' remuneration report that is described as having been audited.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the Combined Code 2006 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the operating and financial reviews, the corporate governance statement and the other items included in the contents section.

We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited.

It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2008 and of its loss and cash flows for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2008 and cash flows for the year then ended;
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

28 April 2009

Consolidated income statement for the year ended 31 December 2008

	Notes	2008 £m	2007 £m
Revenue	3	**618.2**	574.6
Rental income		**607.4**	546.7
Rental expenses		**(223.9)**	(172.4)
Net rental income	3	**383.5**	374.3
Other income		**0.5**	2.0
Deficit on revaluation and sale of investment and development property	5	**(2,057.0)**	(279.1)
Profit on sale of subsidiary	22	**0.8**	–
Write down of trading property		**(5.8)**	–
		(1,678.0)	97.2
Administration expenses		**(63.2)**	(45.2)
Impairment of goodwill	12	**(35.0)**	–
Operating (loss)/profit		**(1,776.2)**	52.0
Interest payable	6	**(230.3)**	(209.3)
Interest receivable		**8.6**	8.8
Other finance income/(costs)	6	**0.9**	(3.3)
Change in fair value of derivative financial instruments		**(665.1)**	27.0
Net finance costs		**(885.9)**	(176.8)
Loss before tax		**(2,662.1)**	(124.8)
Current tax		**7.0**	(2.7)
Deferred tax		**82.2**	(23.8)
REIT entry charge		**(3.6)**	(3.9)
Taxation	8	**85.6**	(30.4)
Loss for the year		**(2,576.5)**	(155.2)
Loss attributable to minority interests		**125.2**	50.2
Loss for the year attributable to equity shareholders		**(2,451.3)**	(105.0)
Basic loss per share	11	**(678.1)p**	(29.0)p
Diluted loss per share	11	**(651.1)p**	(26.6)p
Weighted average number of shares	11	**361.5m**	361.7m

Adjusted earnings per share are shown in note 11.

Notes on pages 45 to 77 form part of these consolidated financial statements.

Balance sheets as at 31 December 2008

	Notes	Group 2008 £m	Restated Group 2007 £m	Company 2008 £m	Company 2007 £m
Non-current assets					
Goodwill	12	**–**	26.6	**–**	–
Investment and development property	13	**7,074.4**	8,622.8	**–**	–
Plant and equipment	14	**1.3**	1.2	**0.7**	–
Investment in group companies	15	**–**	–	**848.8**	1,943.7
Investments	17	**96.3**	25.2	**–**	–
Investment in associate companies	18	**32.3**	25.8	**–**	–
Trade and other receivables	19	**95.6**	78.5	**2.9**	1.8
		7,299.9	8,780.1	**852.4**	1,945.5
Current assets					
Trading property	20	**33.3**	43.7	**–**	–
Derivative financial instruments	27	**29.6**	25.4	**–**	–
Trade and other receivables	19	**97.2**	134.9	**2,139.1**	1,982.7
Cash and cash equivalents		**70.9**	188.4	**–**	0.4
		231.0	392.4	**2,139.1**	1,983.1
Total assets		**7,530.9**	9,172.5	**2,991.5**	3,928.6
Current liabilities					
Trade and other payables	23	**(364.9)**	(341.7)	**(123.4)**	(114.4)
Tax liabilities		**(1.9)**	(5.7)	**–**	–
Borrowings	24	**(95.2)**	(152.3)	**–**	–
Derivative financial instruments	27	**(818.5)**	(97.8)	**–**	–
		(1,280.5)	(597.5)	**(123.4)**	(114.4)
Non-current liabilities					
Borrowings	24	**(4,195.5)**	(3,704.0)	**(232.3)**	(111.3)
Deferred tax provision	28	**–**	(73.7)	**–**	–
Other provisions	29	**(7.3)**	(1.4)	**(4.3)**	(0.1)
Other payables		**(61.8)**	(87.0)	**(1.8)**	(1.8)
		(4,264.6)	(3,866.1)	**(238.4)**	(113.2)
Total liabilities		**(5,545.1)**	(4,463.6)	**(361.8)**	(227.6)
Net assets		**1,985.8**	4,708.9	**2,629.7**	3,701.0
Equity					
Called up ordinary share capital	30	**182.6**	181.4	**182.6**	181.4
Share premium account	30	**993.4**	975.6	**993.4**	975.6
Treasury shares	31	**(10.8)**	(9.6)	**(10.8)**	(9.6)
Convertible bond reserve	33	**7.6**	9.1	**7.6**	9.1
Other non-distributable reserves	34	**287.3**	275.4	**61.4**	60.9
Retained earnings	32	**497.9**	3,075.1	**1,395.5**	2,483.6
Attributable to equity shareholders	35	**1,958.0**	4,507.0	**2,629.7**	3,701.0
Minority interests	35	**27.8**	201.9	**–**	–
Total equity	35	**1,985.8**	4,708.9	**2,629.7**	3,701.0

These consolidated financial statements have been approved for issue by the Board of Directors on 28 April 2009.

D.A. Fischel
Chief Executive

I.C. Durant
Finance Director

Notes on pages 45 to 77 form part of these consolidated financial statements.

Statements of recognised income and expense for the year ended 31 December 2008

	Notes	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
(Loss)/profit for the year		**(2,576.5)**	(155.2)	**(961.1)**	685.0
Other recognised income and expense in the year					
Actuarial loss on defined benefit pension schemes	32	**(8.1)**	(2.0)	**(6.3)**	(1.5)
Tax on items taken directly to equity		**7.6**	0.5	**1.2**	0.4
Gain/(loss) on revaluation of investments, foreign exchange translation differences and other movements		**3.9**	6.4	**0.1**	(1.0)
Net loss recognised in equity due to minority interests		**(0.5)**	(0.7)	**–**	–
Net gain/(loss) recognised in equity		**2.9**	4.2	**(5.0)**	(2.1)
Total recognised (expense) and income for the year		**(2,573.6)**	(151.0)	**(966.1)**	682.9
Total recognised expense attributable to minority interests		**125.7**	50.9	**–**	–
Total recognised (expense) and income for the year attributable to equity shareholders	35	**(2,447.9)**	(100.1)	**(966.1)**	682.9

A summary of changes in equity is shown in note 35.

Notes on pages 45 to 77 form part of these consolidated financial statements.

Statements of cash flows for the year ended 31 December 2008

	Notes	Group 2008 £m	Restated Group 2007 £m	Company 2008 £m	Company 2007 £m
Cash generated from operations	39	**362.4**	266.8	**(86.1)**	56.8
Interest paid		**(241.6)**	(222.0)	**(8.2)**	(5.7)
Interest received		**8.6**	9.8	**79.6**	66.3
Taxation		**1.8**	2.7	**(0.7)**	–
REIT entry charge paid		**(48.4)**	(15.6)	**–**	–
Cash flows from operating activities		**82.8**	41.7	**(15.4)**	117.4
Cash flows from investing activities					
Purchase and development of property, plant and equipment		**(270.6)**	(575.5)	**(0.7)**	–
Sale of property		**101.6**	219.2	**–**	–
Sale of partial interest in property		**–**	192.0	**–**	–
Purchase of subsidiary companies		**(41.3)**	(80.0)	**–**	–
Sale of interests in joint ventures and subsidiary companies		**5.0**	–	**–**	8.2
Purchase of non-current investments		**(86.2)**	(17.7)	**–**	–
Purchase of associate companies		**(2.8)**	(21.5)	**–**	–
Cash flows from investing activities		**(294.3)**	(283.5)	**(0.7)**	8.2
Cash flows from financing activities					
Partnership equity introduced		**6.5**	48.0	**–**	–
Acquisition of own shares		**(1.3)**	(3.1)	**(1.3)**	(3.1)
Borrowings drawn		**439.0**	382.6	**140.0**	–
Borrowings repaid		**(230.8)**	(197.0)	**–**	–
Equity dividends paid	10	**(123.0)**	(122.1)	**(123.0)**	(122.1)
Cash flows from financing activities		**90.4**	108.4	**15.7**	(125.2)
Effect of exchange rate changes on cash and cash equivalents		**3.6**	–	**–**	–
Net (decrease)/increase in cash and cash equivalents		**(117.5)**	(133.4)	**(0.4)**	0.4
Cash and cash equivalents at 1 January		**188.4**	321.8	**0.4**	–
Cash and cash equivalents at 31 December		**70.9**	188.4	**–**	0.4

Notes on pages 45 to 77 form part of these consolidated financial statements.

Notes to the accounts

1 Accounting convention and basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Directors have taken advantage of the exemption offered by Section 230 of the Companies Act not to present a separate income statement for the parent company.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of properties, available-for-sale investments, financial assets and liabilities held for trading. A summary of the more important group accounting policies is set out below.

The group's business activities have been affected by the markedly more adverse UK financial and economic background. A description of the impact and the factors likely to affect the group's future development, performance and position are set out in the Chairman's Statement on pages 7 and 8 and the Operating Review on pages 9 to 16. The financial position of the group, its cash flows, debt structure, borrowing facilities and principal financial risks are described in the Financial Review on pages 17 to 27 and 29 to 31. In addition note 27 to these financial statements includes the group's financial risk management objectives; details of its financial instruments and hedging activities; its exposures to liquidity risk and details of its capital structure.

In response to the more negative economic background the group has re-negotiated its main corporate loan facility and announced an underwritten capital raising of £620 million, subject to shareholder approval at an Extraordinary General Meeting on 22 May 2009. As a consequence of these actions, the Directors believe that the group is well placed to manage its business risks despite the current uncertain economic outlook.

The Directors have therefore concluded, based on cash flow projections taking account of the factors listed above, that there is a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on a going concern basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Where such judgements are made they are included within the accounting policies below.

Standards and guidelines relevant to the group that were in issue at the date of approval of the financial statements but not yet effective for the current accounting period were:

IFRS 3 (amendment), 'Business Combinations', effective for annual periods beginning on or after 1 July 2009.

IFRS 8, 'Operating Segments', effective for accounting periods beginning on or after 1 January 2009.

IAS 23 (Revised) 'Borrowing Costs', effective for accounting periods beginning on or after 1 January 2009.

IAS 27 (amendment), 'Consolidated and Separate Financial Statements', effective for accounting periods beginning on or after 1 January 2009.

IAS 39 (amendment), 'Financial Instruments: Recognition and Measurement', effective for accounting periods beginning on or after 1 January 2009.

These pronouncements, when applied, are not expected to have a material impact on the financial statements, but will result in changes to presentation or disclosure.

The assessment of new standards, amendments and interpretations issued but not effective, not included above are not anticipated to have a material impact on the financial statements.

During 2008, the following accounting standards and guidance were adopted by the group:

IAS 1 (amendment), 'Presentation of Financial Statements', effective for annual periods beginning on 1 January 2009, but adopted early.

IAS 16 (amendment) 'Property, Plant and Equipment', and IAS 40 (amendment) 'Investment Property' effective for annual periods beginning on 1 January 2009, but adopted early.

These pronouncements either had no impact on the financial statements or resulted in changes to presentation and disclosure only.

2 Accounting policies – group and company

Basis of consolidation

The consolidated financial information includes financial information in respect of the company and its subsidiary undertakings. Subsidiary undertakings are those entities in which the group has the ability to govern the financial and operating policies, whether through a majority of the voting rights or otherwise.

The group's interest in jointly controlled entities is accounted for using proportional consolidation. The group's share of the assets, liabilities, income and expenses are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

The group's interest in associate entities is recognised using the equity method. The group's share of net assets of associates is reported within the consolidated balance sheet.
The group's share of profits of associates is included in the consolidated income statement. Associate entities are defined by the group as being entities over which significant influence could be exercised.

The separable assets and liabilities acquired in a business combination are measured at their estimated fair value at the date of acquisition. Any excess of the fair value consideration, including any costs directly attributable to the acquisition, over the fair value of the assets and liabilities acquired is recognised as goodwill.

Foreign currencies

The assets and liabilities of foreign entities are translated into sterling, the group's functional currency, at the rate of exchange ruling at the balance sheet date and their income statement and cash flows are translated at the average rate for the period. Exchange differences arising from the retranslation of the net investment in foreign entities are dealt with in reserves.

Transactions in currencies other than the group's functional currency are recorded at the exchange rate prevailing at the transaction dates. Foreign exchange gains and losses resulting from settlement of these transactions and from retranslation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except when qualifying as hedges, in which case they are dealt with in reserves.

Revenue recognition

The group recognises revenue on an accruals basis, and when the amount of revenue can be reliably measured and it is probable that future economic benefits will flow to the group.

– property revenue

Gross rental income is calculated on an accruals basis, together with services where the group acts as principal in the ordinary course of business. Rental income receivable is spread evenly over the period from lease commencement to expiry. Directly attributable lease incentives are recognised within net rental income on the same straight-line basis as rental income.

Contingent rents, being those lease payments that are not fixed at the inception of a lease, for example increases arising on rent reviews, are recorded as income in the periods in which they are earned.

Rent reviews are recognised as income, based on management's estimates, when it is reasonable to assume they will be received. Estimates are derived from knowledge of market rents for comparable properties determined on an individual property basis and updated for progress of negotiations.

– sale of investment and development property

Where revenue is obtained by the sale of properties, it is recognised when the significant risks and returns have been transferred to the buyer. This will normally take place on exchange of contracts unless there are conditions attached. For conditional exchanges sales are recognised when these conditions are satisfied.

– interest and other income

Revenue in respect of investment and other income represents investment income, earned on an accruals basis and profits or losses recognised on investments held for the short term. Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate.

– dividend income

Dividend income is recognised when the shareholders' right to receive payment has been established.

2 Accounting policies – group and company (continued)

Share-based payments
The cost of granting share options and other share-based remuneration to employees and Directors is recognised through the income statement with reference to the fair value at the date of grant. In the case of options granted, fair value is measured by applying assumptions around forfeiture rates, exercise price and volatility and utilising an option pricing model. The income statement is charged over the vesting period of the options.

Own shares held in connection with employee share plans and other share-based payment arrangements are treated as treasury shares and deducted from equity.

Exceptional items
Exceptional items are in the Directors' view, those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the group's financial performance.

Income taxes
Current tax is the amount payable on the taxable income for the year and any adjustment in respect of prior years. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used in computation of taxable profit, with the exception of deferred tax on revaluation surpluses where the tax basis used is the accounts' historic cost.

Temporary differences are not provided on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future.

Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised only to the extent that management believe it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities are offset only when they relate to taxes levied by the same authority and the group intends to settle them on a net basis.

Tax is included in the income statement except when it relates to items recognised directly in equity, in which case related tax is also recognised in equity.

Goodwill
Goodwill arising on acquisition of group undertakings is carried at cost less accumulated impairment losses. Impairment reviews are performed annually and are to a large degree based on management estimates of future performance of the cash generating unit within which goodwill has arisen.

Investment and development property
Investment and development properties are owned or leased by the group and held for long-term rental income and capital appreciation.

The group has elected to use the fair value model. Properties are initially recognised at cost and subsequently revalued at the balance sheet date to fair value as determined by professionally qualified external valuers on the basis of market value. The valuation is based upon assumptions including future rental growth, anticipated maintenance costs, development costs and an appropriate discount rate. Valuers generally make reference to market evidence of transactions of similar properties.

Property held under leases is stated gross of the recognised finance lease liability.

The cost of development properties includes interest and other directly attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included.

When the group redevelops an existing investment property for continued future use as an investment property, the property remains an investment property measured at fair value and is not reclassified. Interest is capitalised (before tax relief), on the basis of the average rate of interest paid on the relevant debt outstanding, until the date of practical completion.

Gains or losses arising from changes in the fair value of investment property are recognised in the income statement of the period in which they arise. Depreciation is not provided in respect of investment properties including integral plant.

Gains and losses arising from changes in the fair value of development property are dealt with in reserves to the extent that fair value exceeds cost and are otherwise recognised in the income statement. Upon completion, development property to be held for long-term rental income and capital appreciation is transferred to investment property.

When the use of a property changes from that of trading to investment, that property is transferred at fair value, with any resulting gain being recognised as property trading profit.

Leases
Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are normally classified as operating leases.

– group as lessee:
Finance and operating leases of investment property are accounted for as finance leases and recognised as an asset and an obligation to pay future minimum lease payments. The investment property asset is included in the balance sheet at fair value, gross of the recognised finance lease liability. Lease payments are allocated between the liability and finance charges so as to achieve a constant financing rate.

Other finance-leased assets are capitalised at the lower of the fair value of the leased asset or the present value of the minimum lease payments and depreciated over the shorter of the lease term and the useful life of the asset.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

– group as lessor:
Assets leased out under finance leases are recognised as receivables at the amount of the group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant rate of return on the net investment.

Properties leased out under operating leases are included in investment property, with rental income recognised on a straight-line basis over the lease term.

Plant and equipment
Plant and equipment is depreciated to its residual value on a straight-line basis over its expected useful life of up to five years.

Interests in subsidiary undertakings
Interests in subsidiary undertakings are carried in the company's balance sheet at cost, subject to an impairment review.

Investments
Available-for-sale investments, being investments intended to be held for an indefinite period, are initially recognised and subsequently measured at fair value. For listed investments, fair value is the current bid market value at the balance sheet date.

Gains or losses arising from changes in fair value of available-for-sale investments are included in the revaluation reserve except to the extent that losses are attributable to impairment, in which case they are recognised in the income statement. Assessment for impairment losses requires a certain degree of judgement and estimation which may be subjective or may differ from actual results.

Upon disposal, accumulated fair value adjustments are included in the income statement.

Trading property
Trading property comprises those properties that in management's view are expected to be disposed within one year of the balance sheet date. Such properties are transferred from investment and development property at fair value which forms their deemed cost. Subsequently these properties are carried at the lower of cost and net realisable value.

Trade receivables
Trade receivables are recognised at fair value, and subsequently reviewed for impairment. The Directors' exercise judgement as to the collectability of the trade receivables and determines when it is appropriate to impair these assets. Factors such as days past due, credit status of the counterparty and historical evidence of collection are considered.

2 Accounting policies – group and company (continued)

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits with banks, other short-term highly liquid investments with original maturities of three months or less.

Trade payables

Trade payables are recognised and subsequently measured at fair value until settled.

Provisions

Provisions are recognised when the group has a current obligation arising from a past event and it is probable that the group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle that obligation at the balance sheet date.

Pensions

The retirement benefit liability recognised in the balance sheet is the present value of the defined benefit obligations, less the fair value of plan assets, adjusted for past service costs. The defined benefit obligation and current service cost are calculated annually by independent actuaries using the projected unit credit method and applying assumptions as disclosed which are agreed between the group and its actuaries.

Actuarial gains and losses are immediately recognised in the statements of recognised income and expense.

The costs of defined contribution schemes and group personal plans are charged against profits in the year in which they are incurred.

Borrowings

Borrowings are recognised initially at their net proceeds on issue and subsequently carried at amortised cost. Any transaction costs and premiums or discounts are recognised over the contractual life using the effective interest method.

In the event of early termination, all unamortised transaction costs are recognised immediately in the income statement.

Derivative financial instruments

The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to manage the risks arising from its activities. Derivatives are recorded at fair value based on market prices, estimated future cash flows and forward rates as appropriate.

The group applies hedge accounting to its forward foreign exchange contracts where they meet the relevant criteria for hedging a net investment in a foreign operation. Changes in the fair value of such derivatives that are designated and effective as hedges are recognised directly in reserves, to be transferred to the income statement in the period during which the exchange movement on the hedged item is recognised in the income statement. Any ineffective portion is recognised immediately in the income statement as a finance cost. When a hedging instrument expires, is sold or no longer qualifies as a hedge, the cumulative gain or loss remains in reserves until the hedged item is recognised in the income statement.

The group does not apply hedge accounting to its interest rate swaps. Any change in the fair value of such derivatives is recognised immediately in the income statement as a finance cost.

Equity instruments

Equity instruments issued are recorded at the proceeds received, net of direct issue costs. When the group's own equity instruments are repurchased, consideration paid is classified as treasury shares and deducted from equity. Where such shares are subsequently sold or reissued, any consideration received is included in equity.

Compound instruments

At the date of issue of compound instruments, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-compound debt. The difference between the proceeds of issue and the fair value of the liability is included in equity. Issue costs are apportioned between the liability and equity components based on their relative initial carrying values. The liability element of compound instruments is subsequently measured using the expected interest rate method. The value of the equity component is not remeasured in subsequent periods.

Restatement of the prior year comparatives

Derivative financial instruments are classified as held for trading per IAS 39 'Financial Instruments: recognition and measurement', and presented as current in the balance sheet in accordance with IAS 1 'Presentation of Financial Statements'. The prior year balances have been restated to provide appropriate comparison. There is no impact on the income statement or basic and diluted (loss)/earnings per share for the year ended 31 December 2007 as a result of this reclassification. Derivative current assets are shown separately on the face of the balance sheet whereas previously they were aggregated within trade and other receivables.

Cash payments to acquire property, plant and equipment, intangibles and other long-term assets are presented as investing activities in the cash flow statement in accordance with IAS 7 Cash Flow Statements. The prior year cash flows have been restated to provide appropriate comparison. This has resulted in restatement of £39.2 million for the year to 31 December 2007 from 'Change in cash generated from operations' to 'Change in cash flows from financing activities'. There is no impact on the balance sheet, income statement or basic and diluted (loss)/earnings per share for the year ended 31 December 2007 as a result of this reclassification. Purchase of associate companies and purchase of non-current investments are shown separately on the face of the cash flow statement whereas previously they were aggregated together as change in current asset investments.

In the financial statements for the year ended 31 December 2007 the net proceeds received from the sale of partial interest in the MetroCentre Partnership were split between liability and minority interest components on the balance sheet but were included within sale of property within the cash flow statement. The prior year cash flows have been restated to reallocate the sale of property accordingly. This has resulted in restatement for the year to 31 December 2007 of £192.0 million from sale of property to sale of partial interest in property and £48.0 million from sale of property to partnership equity introduced. There is no impact on the balance sheet, income statement or basic and diluted (loss)/earnings per share for the year ended 31 December 2007 as a result of this reclassification. Sale of partial interest in property is shown separately on the face of the cash flow statement whereas previously this had been included within sale of property.

2 Accounting policies – group and company (continued)
The overall impact on the net assets of the group is £nil, however, the impact on the individual lines is as follows:

	2007 £m
Balance Sheet	
Decrease in non-current trade and other receivables	(5.0)
Increase in current assets derivative financial instruments	25.4
Decrease in current trade and other receivables	(20.4)
Increase in current liabilities derivative financial instruments	(94.0)
Decrease in non-current liabilities derivative financial instruments	94.0
Cash flow statement	
Change in current asset investments to cash flow from investing activities	39.2
Change in cash generated from operations	39.2
Change in cash flows from operating activities	39.2
Decrease sale of property	(240.0)
Creation of sale of partial interest in property	192.0
Creation of purchase of associate companies	(21.5)
Creation of purchase of non-current investments	(17.7)
Change in cash flows from investing activities	(87.2)
Increase of partnership equity introduced	48.0
Change in cash flows from financing activities	48.0

3 Segmental reporting
For management and reporting purposes the group is organised into operating divisions, of which the two largest are UK shopping centres (CSC division) and other commercial properties (C&C division). Unallocated expenses are costs incurred centrally which are neither directly or reasonably attributable to individual segments.

(a) Business segments

	2008				
	UK shopping centres £m	**Other commercial properties £m**	**Exhibition £m**	**Other activities £m**	**Group Total £m**
Revenue	**423.6**	**119.0**	**62.8**	**12.8**	**618.2**
Rent receivable	338.8	98.8	62.8	–	**500.4**
Service charge income	57.8	13.8	–	–	**71.6**
Other rental income	21.1	1.6	–	12.7	**35.4**
	417.7	114.2	62.8	12.7	**607.4**
Rent payable	(23.5)	(0.8)	–	–	**(24.3)**
Service charge and other non-recoverable costs	(113.4)	(40.9)	(34.2)	(11.1)	**(199.6)**
Net rental income	280.8	72.5	28.6	1.6	**383.5**
Property trading profits	0.3	–	–	–	**0.3**
Other income	–	0.1	–	0.1	**0.2**
Deficit on revaluation and sale of investment and development property	(1,693.5)	(301.7)	(61.8)	–	**(2,057.0)**
Profit on sale of subsidiary	–	0.8	–	–	**0.8**
Write down of trading property	–	(5.8)	–	–	**(5.8)**
Impairment of goodwill	–	–	(8.4)	(26.6)	**(35.0)**
Segment result	**(1,412.4)**	**(234.1)**	**(41.6)**	**(24.9)**	**(1,713.0)**
Unallocated administration costs					**(63.2)**
Operating loss					**(1,776.2)**
Total assets*	5,149.9	1,918.8	381.0	81.2	**7,530.9**
Total liabilities*	(3,539.0)	(1,333.9)	(278.0)	(394.2)	**(5,545.1)**
Net assets/(liabilities)	**1,610.9**	**584.9**	**103.0**	**(313.0)**	**1,985.8**
Other segment items:					
Capital expenditure	208.0	326.4	31.6	–	**566.0**
Depreciation	–	0.3	–	–	**0.3**

* Total assets and total liabilities exclude loans between group companies.

3 Segmental reporting (continued)

	2007				
	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group Total £m
Revenue	424.8	126.3	24.7	(1.2)	574.6
Rent receivable	334.8	98.8	24.7	–	458.3
Service charge income	57.6	9.3	–	–	66.9
Other rental income	19.3	2.2	–	–	21.5
	411.7	110.3	24.7	–	546.7
Rent payable	(22.3)	(3.1)	–	–	(25.4)
Service charge and other non-recoverable costs	(100.6)	(31.8)	(14.6)	–	(147.0)
Net rental income	288.8	75.4	10.1	–	374.3
Property trading profits	1.5	1.4	–	–	2.9
Other income/(expense)	–	0.3	–	(1.2)	(0.9)
(Deficit)/gain on revaluation and sale of investment and development property	(284.5)	0.6	4.8	–	(279.1)
Segment result	5.8	77.7	14.9	(1.2)	97.2
Unallocated administration costs					(45.2)
Operating profit					52.0
Total assets	6,692.0	1,905.5	417.9	157.1	9,172.5
Total liabilities	(3,108.6)	(1,106.5)	(282.5)	34.0	(4,463.6)
Net assets	3,583.4	799.0	135.4	191.1	4,708.9
Other segment items:					
Capital expenditure	226.8	458.4	376.6	–	1,061.8
Depreciation	–	0.3	–	–	0.3

(b) Geographical segments	Revenue		Total assets		Capital expenditure	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
United Kingdom	**571.8**	534.0	**7,009.4**	8,756.4	**559.8**	1,049.5
United States	**46.4**	40.6	**521.5**	416.1	**6.2**	12.3
	618.2	574.6	**7,530.9**	9,172.5	**566.0**	1,061.8

4 Operating leases

The group earns rental income by leasing its investment properties to tenants under operating leases.

In the United Kingdom the standard shopping centre lease is for a term of 10 to 15 years. Standard lease provisions include service charge payments, recovery of other direct costs and review every five years either to market rent. Standard turnover based leases have a turnover percentage agreed with each lessee which is applied to a retail unit's annual sales and any excess between the resulting turnover rent and the minimum rent is receivable by the group. In the United Kingdom standard commercial leases vary considerably between markets and locations but typically are for a term of five to 15 years at market rent with provisions to review to market rent every five years. Typically, single let properties are leased on terms where the tenant is responsible for repairs and running costs, and multi-let properties are leased on terms including service charges. In the United States leases are typically of shorter duration, sometimes with renewal options.

The future minimum lease amounts receivable under non-cancellable operating leases are as follows:	**2008 £m**	Restated 2007 £m
Not later than one year	**368.6**	338.8
Later than one year and not later than five years	**1,228.7**	1,188.0
Later than five years	**1,424.4**	1,499.7
	3,021.7	3,026.5

The income statement includes £6.1 million (2007 – £7.2 million) recognised in respect of expected increased rent resulting from outstanding reviews where the actual rent will only be determined on settlement of the rent review.

The prior year comparatives have been restated to reflect the group's economic interest in each shopping centre. In the prior year a number of shopping centres which the group does not hold a 100 per cent interest in were stated as 100 per cent.

5 Deficit on revaluation and sale of investment and development property	2008 £m	2007 £m
Deficit on revaluation of investment and development property	**(2,051.1)**	(316.5)
(Deficit)/gain on sale of investment property	**(5.9)**	37.4
Deficit on revaluation and sale of investment and development property	**(2,057.0)**	(279.1)

6 Finance costs	2008 £m	2007 £m
Interest payable		
On bank overdrafts and loans	**239.0**	211.8
On convertible debt	**4.4**	6.9
On obligations under finance leases	**5.4**	5.7
Gross interest payable	**248.8**	224.4
Interest capitalised on developments	**(18.5)**	(15.1)
Interest payable	**230.3**	209.3
Costs of termination of financial instruments	**6.6**	2.0
Profit on repurchase of CMBS notes	**(13.1)**	–
MetroCentre amortisation of compound financial instrument	**2.0**	–
Exceptional finance costs:		
Payments on conversion of 3.95% convertible bond	**3.6**	–
Issue costs written off on redemption of loans	**–**	1.3
Other finance (income)/costs	**(0.9)**	3.3

Interest is capitalised, before tax relief, on the basis of the average rate of interest paid of 6.25 per cent (2007 – 6.25 per cent) on the relevant debt, applied to the cost of developments during the year.

7 Loss before tax	2008 £m	2007 £m
Loss before taxation is arrived at after charging:		
Staff costs (see note 45)	**44.3**	31.8
Depreciation	**0.3**	0.3
Auditors' remuneration	**0.7**	0.8
Remuneration paid to the company's auditors for non-audit work	**0.7**	0.4

A more detailed analysis of auditors' remuneration is provided below:	2008 £000	2007 £000
Remuneration to the principal auditor in respect of audit fees:		
Statutory audit of the company and consolidated accounts	**426**	490
Remuneration to the principal auditor in respect of other services:		
Statutory audit of subsidiary accounts	**240**	224
Statutory audit of the pension funds	**9**	8
Other services pursuant to legislation	**73**	70
Corporate finance advisory services	**300**	21
Taxation advisory services	**118**	84
Other services	**240**	248
	1,406	1,145
Remuneration to other auditors comprises:		
Statutory audit of UK subsidiaries	**187**	92
Tax services to UK subsidiaries	**60**	20
Statutory audit of US subsidiary	**188**	111
Tax services to US subsidiary	**113**	78

8 Taxation

Taxation (credit)/charge for the financial year	2008 £m	2007 £m
Current UK corporation tax at 28.5% (2007 – 30%) on profits	**0.7**	6.0
Prior year items – UK corporation tax	**(8.1)**	(3.4)
	(7.4)	2.6
Overseas taxation (including £0.5 million (2007 – £0.7 million) of prior year items)	**0.9**	0.1
Current tax on profits excluding exceptional items and property disposals	**(6.5)**	2.7
Deferred tax:		
On investment and development property	**(25.5)**	8.7
On derivative financial instruments	**(59.5)**	15.6
On other temporary differences	**2.8**	(0.5)
Deferred tax on profits excluding exceptional items and property disposals	**(82.2)**	23.8
Tax (credit)/charge excluding exceptional items and property disposals	**(88.7)**	26.5
REIT entry charge	**3.6**	3.9
Tax credit on exceptional items and property disposals	**(0.5)**	–
Total tax (credit)/charge	**(85.6)**	30.4

Factors affecting the tax (credit)/charge for the year
The tax assessed for the period is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2008 £m	2007 £m
Loss before tax	**(2,662.1)**	(124.8)
Loss on ordinary activities multiplied by the standard rate in the UK of 28.5% (2007 – 30%)	**(758.7)**	(37.4)
UK capital allowances not reversing on sale	**(5.9)**	(8.2)
Disposals of properties and investments	**16.6**	1.0
Prior year corporation tax items	**(7.6)**	(2.7)
Prior year deferred tax items	**(0.4)**	2.5
Expenses disallowed, net of capitalised interest	**(3.4)**	(3.2)
REIT exemption – corporation tax	**(19.9)**	(31.7)
REIT exemption – deferred tax	**644.5**	108.1
REIT exemption – entry charge	**3.6**	3.9
Utilisation of losses brought forward	**(0.1)**	(1.0)
Overseas taxation	**(0.2)**	0.8
Unprovided deferred tax	**46.0**	–
Reduction in deferred tax following cut in corporate tax rate	**(0.1)**	(1.7)
Total tax (credit)/charge	**(85.6)**	30.4

Tax items that are taken directly to equity are shown in the statements of recognised income and expense.

9 Loss/profit for the financial year attributable to shareholders of Liberty International PLC

Losses of £961.1 million are dealt with in the accounts of the holding company in respect of the year (2007 – profits of £685.0 million). No income statement is presented for the company as permitted by Section 230 Companies Act 1985.

10 Dividends	2008 £m	2007 £m
Ordinary shares		
Prior period final dividend paid of 17.6p per share (2007 – 17.25p)	**63.5**	62.4
Interim dividend paid of 16.5p per share (2007 – 16.5p)	**59.5**	59.7
Dividends paid	**123.0**	122.1
Proposed dividend of nil per share (2007 – 17.6p)	**–**	63.6

Details of the shares in issue and dividends waived are given in notes 30 and 31. The company's policy in relation to dividends is discussed on page 14 of the Operating review.

11 (Loss)/earnings per share

	2008 million	2007 million
Weighted average ordinary shares in issue	**362.9**	362.8
Weighted average ordinary shares held as treasury shares and by ESOP	**(1.4)**	(1.1)
Weighted average ordinary shares in issue for calculation of basic (loss)/earnings per share	**361.5**	361.7
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	**14.5**	14.7
Weighted average ordinary shares in issue for calculation of diluted (loss)/earnings per share	**376.0**	376.4

	2008 £m	2007 £m
Loss used for calculation of basic loss per share	**(2,451.3)**	(105.0)
Reduction in interest charge from conversion of bonds, net of tax	**3.1**	5.0
Loss used for calculation of diluted loss per share	**(2,448.2)**	(100.0)
Basic loss per share (pence)	**(678.1)p**	(29.0)p
Diluted loss per share (pence)	**(651.1)p**	(26.6)p
Loss used for calculation of basic loss per share	**(2,451.3)**	(105.0)
Add back deficit on revaluation and sale of investment and development property	**2,057.0**	279.1
Less profit on sale of subsidiary	**(0.8)**	–
Add back impairment of goodwill	**35.0**	–
Add back exceptional finance costs	**3.6**	3.3
Add back/(less) fair value movement on derivative financial instruments	**665.1**	(27.0)
(Less)/add back deferred tax in respect of investment and development property	**(22.4)**	4.2
(Less)/add back deferred tax in respect of derivative financial instruments	**(59.5)**	15.6
(Less)/add back deferred tax on capital allowances	**(3.6)**	4.5
Add back REIT entry charge	**3.6**	3.9
Less amounts above due to minority interests	**(121.8)**	(48.3)
Earnings used for calculation of adjusted earnings per share	**104.9**	130.3
Adjusted earnings per share (pence)	**29.0p**	36.0p
Earnings used for calculation of adjusted earnings per share	**104.9**	130.3
Reduction in interest charge from conversion of bonds, net of tax	**3.1**	5.0
Earnings used for calculation of adjusted, diluted earnings per share	**108.0**	135.3
Adjusted, diluted earnings per share (pence)	**28.7p**	35.9p

12 Goodwill

	Group 2008 £m	Group 2007 £m
At 1 January	**26.6**	–
Additions	**8.4**	26.6
Impairment (taken to income statement)	**(35.0)**	–
At 31 December	**–**	26.6

Following an impairment test, required under IAS 36, the goodwill arising on the acquisition of the Covent Garden Restaurants group and the Earls Court & Olympia group has been written off in full. As a result, a charge of £35.0 million has been made to the income statement in the year; £26.6 million relates to the impairment of goodwill brought forward on 1 January 2008 and £8.4 million to acquisition costs and deferred consideration payments incurred in the current period being fully impaired. In respect of the Covent Garden Restaurants group, which was acquired for their investment properties with the intention of a change in use, the impairment is due to an assessment of value in use with a negligible time value of money given the advanced state of the plans to reconfigure the buildings in which they are located. The charge arising on the Earls Court & Olympia group has arisen due to the carrying value of the cash generating unit exceeding the recoverable amount (fair value) at 31 December 2008.

13 Investment and development property

	Freehold £m	Leasehold over 50 years £m	Total £m
At 1 January 2007	4,699.4	3,487.7	8,187.1
Additions	424.9	636.9	1,061.8
Disposals	(157.4)	(146.0)	(303.4)
Foreign exchange fluctuations	(6.2)	–	(6.2)
Deficit on valuation	(155.4)	(161.1)	(316.5)
At 31 December 2007	4,805.3	3,817.5	8,622.8
Reclassification	(180.0)	180.0	–
Additions from acquisition and subsequent expenditure	101.4	242.3	343.7
Additions from acquisition of subsidiary companies (note 21)	222.2	–	222.2
Transfers from trading properties	4.9	–	4.9
Disposal of subsidiaries	(45.3)	(19.5)	(64.8)
Other disposals	(98.5)	(42.5)	(141.0)
Foreign exchange fluctuations	137.7	–	137.7
Deficit on valuation	(945.9)	(1,105.2)	(2,051.1)
At 31 December 2008	**4,001.8**	**3,072.6**	**7,074.4**

	As at 31 December 2008 £m	As at 31 December 2007 £m
Balance sheet carrying value of investment and development property	**7,074.4**	8,622.8
Adjustment in respect of tenant incentives	**88.9**	69.3
Adjustment in respect of head leases	**(50.5)**	(57.2)
Market value of investment and development property	**7,112.8**	8,634.9

Geographical analysis:	**As at 31 December 2008 £m**	As at 31 December 2007 £m
United Kingdom	**6,600.7**	8,245.5
United States	**473.7**	377.3
Total	**7,074.4**	8,622.8

Included within investment and development properties is £18.5 million (31 December 2007 – £13.8 million) of interest capitalised on developments and redevelopments in progress.

The group's interests in investment and development properties were valued as at 31 December 2008 by independent external valuers in accordance with the Royal Institute of Chartered Surveyors (RICS) Valuation Standards 6th Edition, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

The main assumptions underlying the valuations are in relation to market rent, taking into account forecast growth rates and yields based on known transactions for similar properties and likely incentives offered to tenants.

There are certain restrictions on the realisability of investment property when a credit facility is in place. In most circumstances the group can realise up to 50% without restriction providing the group continues to manage the asset. Realising an amount in excess of this would trigger a change of control and mandatory repayment of the facility.

14 Plant and equipment

Group

	Cost £m	Accumulated depreciation £m	**2008 Net £m**	Cost £m	Accumulated depreciation £m	2007 Net £m
At 1 January	8.4	(7.2)	**1.2**	7.8	(6.9)	0.9
Additions	1.2	–	**1.2**	0.6	–	0.6
Disposals	(5.3)	4.5	**(0.8)**	–	–	–
Charge for the year	–	(0.3)	**(0.3)**	–	(0.3)	(0.3)
At 31 December	4.3	(3.0)	**1.3**	8.4	(7.2)	1.2

Company

	Cost £m	Accumulated depreciation £m	**2008 Net £m**	Cost £m	Accumulated depreciation £m	2007 Net £m
At 1 January	–	–	**–**	–	–	–
Additions	0.7	–	**0.7**	–	–	–
At 31 December	0.7	–	**0.7**	–	–	–

Plant and equipment include vehicles, fixtures, fittings and other office equipment.

14 Plant and equipment (continued)

Included within disposals is a £4.1 million write off of fully depreciated assets and the disposal of Capital Enterprise Centres (Jersey) Limited's plant and equipment.

15 Investment in group companies

Company	Cost £m	Accumulated impairment £m	**2008 Net £m**	Cost £m	2007 Net £m
At 1 January	1,943.7	–	**1,943.7**	1,962.7	1,962.7
Disposals	–	–	**–**	(19.0)	(19.0)
Impairment charge for the year	–	(1,094.9)	**(1,094.9)**	–	–
At 31 December	1,943.7	(1,094.9)	**848.8**	1,943.7	1,943.7

Investment in group companies includes equity and debt instruments.

Investments are reviewed at least annually for impairment. Where there exists an indication of impairment an assessment of the recoverable amount is performed. The recoverable amount is based on the higher of the investments continued value in use or its fair value less cost to sell. The impairment charge taken above arose due to the carrying value of the asset exceeding its recoverable amount. This was determined based on the assets' fair value less cost to sell. Fair value is derived from the subsidiaries' net asset value at the balance sheet date.

16 Joint ventures	**Group share 2008 £m**	Group share 2007 £m
Summarised income statement		
Gross rental income	**26.2**	20.0
Net rental income	**22.3**	17.2
Deficit on revaluation and sale of investment and development property	**(250.2)**	(18.9)
Administration expenses	**(0.4)**	(1.0)
Net finance costs	**(12.9)**	(0.1)
Loss after tax	**(241.2)**	(2.8)
Summarised balance sheet		
Investment and development property	**521.5**	658.7
Other non-current assets	**2.4**	–
Current assets	**12.3**	26.5
Partners' loans	**53.6**	2.5
Current liabilities	**(57.6)**	(32.6)
Non-current liabilities	**(171.7)**	(80.4)
Net assets	**360.5**	574.7

All joint ventures are held equally with other joint venture investors on a 50:50 basis. Joint ventures are accounted for in the group accounts using proportional consolidation. The group's share of the assets, liabilities, income and expenditure shown above are included in the consolidated financial statements on a line-by-line basis. In the United Kingdom, joint ventures comprise The Great Capital Partnership, the St David's Limited Partnership and the Xscape Braehead Partnership. The Great Capital Partnership was established in 2007 to own, manage and develop a number of Central London properties and has a 31 March year end. The St David's Limited Partnership was established in 2004 for investment in the existing St David's shopping centre, Cardiff, and development of a 967,500 sq. ft. retail-led mixed-use extension, and has a 31 December year end. The Xscape Braehead Partnership was established in 2004, for investment in the Xscape Leisure Scheme at Braehead, Renfrew, Glasgow and has a 31 December year end.

All other joint ventures are registered in the United States and are in the business of property investment. Full details of all joint ventures will be attached to the company's annual return to be filed with the Registrar of Companies.

17 Investments	**Group 2008 £m**	Group 2007 £m
At 1 January	**25.2**	–
Additions	**86.2**	17.5
Revaluation of investments (dealt with in equity)	**(15.1)**	7.7
At 31 December	**96.3**	25.2

Investments are designated as available-for-sale and held in the balance sheet at fair value with changes in fair value included in equity. These include investments in China, India and Commercial Mortgage Backed Securities (CMBS).

18 Investment in associate companies	**Group 2008 £m**	Group 2007 £m
At 1 January	**25.8**	–
Additions	**2.8**	25.8
Foreign exchange translation (dealt with in equity)	**3.7**	–
At 31 December	**32.3**	25.8

19 Trade and other receivables

	Group 2008 £m	Restated Group 2007 £m	Company 2008 £m	Company 2007 £m
Amounts falling due within one year				
Rents receivable	**16.0**	27.3	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**2,135.4**	1,976.1
Tax recoverable	**–**	–	**2.1**	0.3
Other receivables	**37.2**	60.4	**1.2**	1.8
Prepayments and accrued income	**44.0**	47.2	**0.4**	4.5
	97.2	134.9	**2,139.1**	1,982.7
Amounts falling due after more than one year				
Other receivables	**33.4**	17.9	**2.9**	1.8
Prepayments and accrued income	**62.2**	60.6	**–**	–
	95.6	78.5	**2.9**	1.8

Amounts owed by subsidiary undertakings are unsecured, repayable on demand and for amounts falling within formalised loan agreements, interest bearing.

Included within prepayments and accrued income are tenant lease incentives of £88.9 million (2007 – £69.3 million).

20 Trading property

	Group 2008 £m	Group 2007 £m
Undeveloped sites	**29.4**	36.7
Completed properties	**3.9**	7.0
	33.3	43.7

The estimated replacement cost of trading property based on market value amounted to £33.9 million (31 December 2007 – £46.1 million).

21 Business combinations

Empress State Limited Partnership

On 19 August 2008, the group acquired a 50 per cent interest in the Empress State Limited Partnership which owns and manages, through its general partner, the Empress State Building in West London. This 470,000 sq.ft., 30 storey building is strategic to the group's plans at Earls Court and benefits from an index linked lease to the Metropolitan Police with 11 years still remaining.

In accordance with IAS 27, 'Consolidated and Separate Financial Statements', this acquisition has been fully consolidated as the group holds an option to purchase the remaining 50 per cent partnership interest at any point until August 2009. As a consequence the group is deemed to have the control to govern the financial and operating policies so as to obtain the benefits from its activities. The third party partnership share has therefore been accounted for through minority interest, which represents the portion of profit and loss and net assets which is not held by the group.

This business contributed net revenues of £4.7 million, and a net loss of £36.2 million, after charging a deficit on revaluation of investment and development property of £21.2 million. Had the acquisition occurred on 1 January 2008 the group net revenue would have been £7.7 million higher and the group net loss would have been £14.9 million lower, after charging a deficit on revaluation of investment and development property of £5.9 million.

These amounts have been calculated by adjusting the results of the subsidiary to reflect the group's accounting policies.

Purchase consideration:	Group £m
Cash paid	**31.9**
Non-recourse, asset specific loan	**79.5**
Rent apportionment	**0.6**
Direct costs relating to acquisition	**1.2**
Total purchase consideration	**113.2**
Fair value of assets acquired	**(113.2)**
Goodwill	**–**

The assets and liabilities arising from the acquisition are as follows:

	Total	
	Fair value £m	Acquiree's carrying value £m
Non-current assets		
Investment and development property	**222.2**	**222.2**
Minority interests	**(109.0)**	
Net assets acquired	**113.2**	

22 Disposal of subsidiary
Capital Enterprise Centres (Jersey) Limited

The group disposed of its 70 per cent interest in Capital Enterprise Centres (Jersey) Limited during the period for a consideration of £8.2 million in cash and loan notes. This gave rise to a £0.8 million profit on disposal. The net assets of Capital Enterprise Centres (Jersey) Limited at the date of disposal were as follows:

	Total	
	Carrying value £m	**Fair value £m**
Non-current assets		
Investment and development property	**64.8**	**64.8**
Plant and equipment	**0.6**	**0.6**
Trade and other receivables	**3.0**	**3.0**
Borrowings	**(39.1)**	**(39.1)**
Deferred tax provision	**(5.6)**	**(5.6)**
Trade and other payables	**(14.7)**	**(14.7)**
Net assets	**9.0**	**9.0**
Minority interest	**(2.7)**	
Net assets disposed	**6.3**	
Other costs	**1.1**	
Profit on disposal	**0.8**	
Total consideration	**8.2**	
Satisfied by:		
Cash	**5.0**	
Loan notes*	**3.2**	
	8.2	

* Loan notes are interest bearing and repayable on 28 April 2011.

23 Trade and other payables	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
Amounts falling due within one year				
Rents received in advance	**105.2**	104.0	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**102.6**	102.6
Accruals and deferred income	**156.0**	113.7	**19.4**	10.7
Other payables	**57.9**	55.7	**–**	–
Other taxes and social security	**45.8**	68.3	**1.4**	1.1
	364.9	341.7	**123.4**	114.4

Amounts owed to subsidiary undertakings are unsecured and payable on demand.

24 Borrowings

Group

	2008					
	Carrying value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year						
Bank loans and overdrafts	**23.3**	21.4	1.9	5.4	17.9	23.3
Commercial mortgage backed securities ("CMBS") notes	**34.3**	34.3	–	–	34.3	24.6
CSC bonds 2009	**31.5**	–	31.5	31.5	–	32.2
Borrowings, excluding finance leases	**89.1**	55.7	33.4	36.9	52.2	80.1
Finance lease obligations	**6.1**	6.1	–	6.1	–	6.1
Amounts falling due within one year	**95.2**	61.8	33.4	43.0	52.2	86.2
Amounts falling due after more than one year						
CMBS notes 2011	**483.4**	483.4	–	–	483.4	387.2
CMBS notes 2015	**1,038.4**	1,038.4	–	–	1,038.4	703.9
Bank loan 2011	**100.0**	100.0	–	–	100.0	100.0
Bank loan 2012	**217.2**	217.2	–	–	217.2	217.2
Bank loans 2013	**737.2**	737.2	–	218.0	519.2	738.3
Bank loan 2014	**24.5**	24.5	–	–	24.5	24.5
Bank loans 2016	**827.6**	827.6	–	–	827.6	827.6
Bank loan 2017	**117.3**	117.3	–	–	117.3	117.3
Debentures 2027	**226.3**	226.3	–	226.3	–	313.1
CSC bonds 2013	**26.6**	–	26.6	26.6	–	23.5
Other loans	**140.0**	–	140.0	–	140.0	140.0
3.95% convertible bonds due 2010	**92.3**	–	92.3	92.3	–	60.2
Borrowings excluding finance leases and MetroCentre compound financial instrument	**4,030.8**	3,771.9	258.9	563.2	3,467.6	3,652.8
MetroCentre compound financial instrument	**120.3**	–	120.3	–	120.3	120.3
Finance lease obligations	**44.4**	44.4	–	44.4	–	44.4
Amounts falling due after more than one year	**4,195.5**	3,816.3	379.2	607.6	3,587.9	3,817.5
Total borrowings	**4,290.7**	3,878.1	412.6	650.6	3,640.1	3,903.7
Cash and cash equivalents	**(70.9)**					
Net debt	**4,219.8**					

Net external debt (adjusted for MetroCentre compound financial instrument) at 31 December 2008 was £4,099.5 million.

The group substantially eliminates its interest rate exposure to floating rate debt as illustrated in note 27.

Company

	2008				
	Carrying value £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due after more than one year					
Other loans	**140.0**	140.0	–	140.0	140.0
3.95% convertible bonds due 2010	**92.3**	92.3	92.3	–	60.2
Amounts falling due after more than one year	**232.3**	232.3	92.3	140.0	200.2
Net debt	**232.3**	232.3	92.3	140.0	200.2

24 Borrowings (continued)

Group

	2007					
	Carrying value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year						
Bank loans and overdrafts	118.8	118.8	–	6.1	112.7	118.8
Commercial mortgage backed securities ("CMBS") notes	27.4	27.4	–	–	27.4	27.4
Borrowings, excluding finance leases	146.2	146.2	–	6.1	140.1	146.2
Finance lease obligations	6.1	6.1	–	6.1	–	6.1
Amounts falling due within one year	152.3	152.3	–	12.2	140.1	152.3
Amounts falling due after more than one year						
CMBS notes 2011	533.7	533.7	–	–	533.7	533.7
CMBS notes 2015	1,131.4	1,131.4	–	–	1,131.4	1,131.4
Bank loan 2011	100.0	100.0	–	–	100.0	100.0
Bank loan 2012	207.9	207.9	–	–	207.9	207.9
Bank loans 2013	406.1	406.1	–	154.9	251.2	406.1
Bank loan 2014	27.4	27.4	–	–	27.4	27.4
Bank loans 2016	652.2	652.2	–	–	652.2	652.2
Bank loan 2017	117.2	117.2	–	–	117.2	117.2
Debentures 2027	226.1	226.1	–	226.1	–	342.0
CSC bonds 2009	31.4	–	31.4	31.4	–	31.5
CSC bonds 2013	26.6	–	26.6	26.6	–	26.2
Other loans	38.6	–	38.6	38.6	–	38.2
3.95% convertible bonds due 2010	111.3	–	111.3	111.3	–	152.7
Borrowings excluding finance leases and MetroCentre compound financial instrument	3,609.9	3,402.0	207.9	588.9	3,021.0	3,766.5
MetroCentre compound financial instrument	43.0	–	43.0	–	43.0	43.0
Finance lease obligations	51.1	51.1	–	51.1	–	51.1
Amounts falling due after more than one year	3,704.0	3,453.1	250.9	640.0	3,064.0	3,860.6
Total borrowings	3,856.3	3,605.4	250.9	652.2	3,204.1	4,012.9
Cash and cash equivalents	(188.4)					
Net debt	3,667.9					

Net external debt (adjusted for MetroCentre compound financial instrument) at 31 December 2007 was £3,624.9 million.

The group substantially eliminates its interest rate exposure to floating rate debt as illustrated in note 27.

Company

	2007		
	Carrying value £m	Unsecured £m	Fixed rate £m
Amounts falling due after more than one year			
3.95% convertible bonds due 2010	111.3	111.3	111.3
Amounts falling due after more than one year	111.3	111.3	111.3
Total borrowings	111.3	111.3	111.3
Cash and cash equivalents	(0.4)		
Net debt	110.9		

The market value of assets secured as collateral against borrowings is £6,059.0 million.

The fair values of financial assets and liabilities have been established using the market value, where available. For those instruments without a market value, a discounted cash flow approach has been used. If the fair values of the group net borrowings were used the increase, after credit for tax relief, to the net diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 68p (2007 – decrease 21p) per share.

24 Borrowings (continued)

The maturity profile of gross debt (excluding finance leases) is as follows:

	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
Wholly repayable within one year	**89.1**	146.2	**–**	–
Wholly repayable in more than one year but not more than two years	**191.1**	78.9	**132.3**	–
Wholly repayable in more than two years but not more than five years	**1,622.3**	1,112.1	**100.0**	111.3
Wholly repayable in more than five years	**2,337.7**	2,461.9	**–**	–
	4,240.2	3,799.1	**232.3**	111.3

Certain borrowing agreements contain financial and other conditions that, if contravened, could alter the repayment profile. Treasury management includes assessing future operational and capital funding requirements and assessing the optimal use of funds generated through operations or external borrowings.

The group has various undrawn committed borrowing facilities. The facilities available at 31 December in respect of which all conditions precedent had been met were as follows:

	2008 £m	2007 £m
Expiring in one to two years	**170.0**	–
Expiring in more than two years	**50.0**	540.0

These undrawn facilities are available at floating rates based on LIBOR plus applicable margin.

25 Convertible debt

3.95 per cent convertible bonds due 2010 ("the 3.95 per cent bonds")

On 16 October 2003, the company issued £240 million nominal 3.95 per cent bonds raising £233.5 million after costs. The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share, a conversion rate of 125 ordinary shares for every £1,000 nominal of 3.95 per cent bonds. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008, subject to the Liberty International PLC ordinary share price having traded at 120 per cent of the conversion price for a specified period, or at anytime once 85 per cent by nominal value of the bonds originally issued have been converted or cancelled. Unless otherwise converted, cancelled or redeemed the 3.95 per cent bonds will be redeemed by Liberty International PLC at par on 30 September 2010.

Bondholders had the option to require redemption of outstanding bonds at par on 30 September 2007. No bondholders exercised the option to redeem bonds.

On 3 October 2008, conversion notices were accepted by the company in respect of £2.0 million of bonds representing 1.8 per cent of the 3.95 per cent bonds outstanding on 2 October 2008. The bonds converted into 0.2 million new ordinary shares in the company on the basis of 125 shares for £1,000 of bonds, increasing the company's issued share capital from 362.8 million to 363.0 million ordinary shares.

Between 24 and 31 December 2008, conversion notices were accepted by the company in respect of £17.0 million of bonds representing 15.6 per cent of the 3.95 per cent bonds outstanding on 23 December 2008. The bonds converted into 2.1 million new ordinary shares, increasing the company's issued share capital from 363.0 million to 365.1 million ordinary shares.

Since 31 December 2008, the company has accepted conversion notices in respect of a further £13.0 million of bonds representing 14.1 per cent of the 3.95 per cent bonds outstanding on 31 December 2008. The bonds converted into 1.7 million new ordinary shares increasing the company's issued share capital from 365.1 million to 366.8 million ordinary shares.

Bond holders submitting conversion notices between 24 December 2008 and 2 January 2009 received a payment of £120 per £1,000 of bonds converted. The company provided £3.6 million in relation to the conversions which resulted in an exceptional finance charge.

The net proceeds received from the initial issue of the convertible bonds was split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity as follows:

	Group and company	
	2008 £m	2007 £m
Net proceeds of convertible bonds issued	**233.5**	233.5
Equity component	**(19.6)**	(19.6)
Liability at date of issue	**213.9**	213.9
Cumulative amortisation	**19.2**	19.2
Cumulative conversions	**(140.8)**	(121.8)
Liability at 31 December	**92.3**	111.3

The effective interest rate on the liability element at 31 December 2008 was 3.95 per cent (2007 – 3.95 per cent).

26 Finance lease obligations

	Group 2008 £m	Group 2007 £m
(a) Minimum lease payments under finance leases fall due:		
Not later than one year	**6.1**	6.1
Later than one year and not later than five years	**24.5**	24.4
Later than five years	**113.8**	110.1
	144.4	140.6
Future finance charges on finance leases	**(93.9)**	(83.4)
Present value of finance lease liabilities	**50.5**	57.2
(b) Present value of minimum finance lease obligations		
Not later than one year	**6.1**	6.1
Later than one year and not later than five years	**21.1**	21.3
Later than five years	**23.3**	29.8
	50.5	57.2

Finance lease liabilities are in respect of leasehold investment property. Many leases provide for payment of contingent rent in addition to the rents above, usually a proportion of net rental income.

Finance lease liabilities are effectively secured obligations, as the rights to the leased asset revert to the lessor in the event of default.

27 Financial risk management

The group is exposed to a variety of risks arising from the group's operations. Market risk (including interest rate risk, foreign exchange, and market price risk), liquidity risk and credit risk.

Risk management is carried out by the group treasury department and the policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Market Risk

a) Interest rate risk

Interest rate risk comprises of both cash flow and fair value risks:

Cash flow interest risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Fair value risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market interest rates.

The group's interest rate risk arises from borrowings issued at variable rates expose the group to cash flow interest rate risk, whereas borrowings issued at fixed interest rates expose the group to fair value interest rate risk.

Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital market debt are generally at fixed rates.

The group's policy is to eliminate substantially all short and medium term exposure to interest rate fluctuations in order to establish certainty over medium term cash flows by using floating to fixed interest rate swaps. Such swaps have the economic effect of converting borrowings from floating to fixed rates. As a consequence, the group is exposed to market price risk in respect of the fair value of its fixed rate derivative financial instruments, as discussed in the financial review on page 26.

The below table shows the effects of interest rate swaps on the borrowings profile of the group:

	Fixed 2008 £m	Floating 2008 £m	Fixed 2007 £m	Floating 2007 £m
Borrowings	**650.6**	**3,640.1**	652.2	3,204.1
Derivative impact	**3,362.2**	**(3,362.2)**	3,078.2	(3,078.2)
Net borrowings profile	**4,012.8**	**277.9**	3,730.4	125.9

The weighted average rate interest rates swaps currently effective is 5.23 per cent (2007 – 5.29 per cent).

The approximate impact of a 50 basis point shift upwards in the level of interest rates would be a positive movement of £241.4 million (2007 – £186.9 million) in the fair value of derivatives. The approximate impact of a 50 basis point shift downwards in the level of interest rates would be a negative movement of £263.8 million (2007 – £204.9 million) in the fair value of derivatives. Movements in the fair value of derivatives are dealt with in the income statement. In practice, a parallel shift in the yield curve is highly unlikely. However, the above sensitivity analysis is a reasonable illustration of the possible effect from the changes in slope and shifts in the yield curve that may actually occur. Because the fixed rate derivative financial instruments are matched by short-term floating rate debt, the overall effect on group cash flow of such a movement would be very small.

The notional principal amount of the outstanding swap agreements at 31 December 2008 is £5,637.2 million (2007 – £5,428 million). Details of interest rate swap contracts in place as at 31 December 2008 are included in the financial review on page 23, which shows the interest cost the group will be subject to in the future regardless of changes in market interest rates for the nominal amount of debt in the contract.

b) Foreign exchange

Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a functional currency other than sterling. The consolidated balance sheet is affected by exchange differences between sterling and US dollars which is the functional currency of one of the group's subsidiaries. The group also holds overseas investments where sterling is not the functional currency, for these translation differences are recognised within equity.

27 Financial risk management (continued)

The group's policy is to manage near term foreign exchange risk through entering into cross-currency interest rate swaps and forward foreign exchange contracts. The investment in overseas subsidiaries are hedge accounted. Further, foreign exchange risk is mitigated through financing with borrowings in the functional currency of the foreign operation.

The table summarises the group exposure to foreign currency risk arising from the group's US subsidiary at December 2008:

	Group 2008 US$m	Group 2007 US$m
US investment properties	**681.2**	751.0
US dollar borrowings	**(318.4)**	(320.4)
Net exposure	**362.8**	430.6

At 31 December 2008 the fair value of outstanding financial instruments designated as hedges of net investment in foreign operations was a liability of £55.8 million (2007 – asset £4.7 million) with notional contract values of $290.0 million (2007 – $330.0 million).

The ineffectiveness recognised in the income statement during the year was £nil (2007 – £nil).

The approximate impact of a 10 per cent appreciation in foreign currency exchange rates would be an increase of £18.3 million in group reserves. The approximate impact of a 10 per cent depreciation in foreign currency exchange rates would be a decrease of £22.3 million in group reserves.

c) Market price risk

The financial results are subject to movements in the value of underlying investment properties. This is discussed in the operating review on page 10.

Liquidity risk

Liquidity risk is managed to ensure that the group is able to meet future payment obligations when financial liabilities fall due. Liquidity analysis is conducted to ensure that sufficient headroom is available to meet the group's operational requirements and committed investments. The group treasury policy also includes maintaining adequate cash, marketable securities and adequate committed facilities. Undrawn borrowing facilities are detailed in note 24. The group's policy is to seek to optimise its exposure to liquidity risk by balancing its exposure to interest risk and to refinancing risk. In effect the group seeks to borrow for as long as possible at the lowest acceptable cost.

At 31 December 2008, the maturity profile of group debt showed an average maturity of six years (2007 – seven years). The group regularly reviews the maturity profile of its financial liabilities and seeks to avoid bunching of maturities through the regular replacement of facilities and by using a selection of maturity dates. Re-financing risk may be reduced by re-borrowing prior to the contracted maturity date, effectively switching liquidity risk for market risk.

The group will often pre-fund capital expenditure by arranging facilities or raising debt in the capital markets and then placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risk associated with this policy which ensures that funds are available to meet commitments as they fall due.

The tables below set out the maturity analysis of the group's financial liabilities based on the undiscounted contractual obligations to make payments of interest and to repay principal (including notional principal in the case of gross settled foreign exchange contracts). Where interest payment obligations are based on a floating rate the rates used are those implied by the par yield curve for the relevant currency. Where payment obligations are in foreign currencies the spot exchange rate ruling at the balance sheet date is used.

Group	**2008**									
	Within 1 year		**1-2 years**		**2-5 years**		**Over 5 years**		**Totals**	
	£m Interest	**£m Principal**	**£m Interest**	**£m Principal**	**£m Interest**	**£m Principal**	**£m Interest**	**£m Principal**	**£m Interest**	**£m Principal**
Secured borrowings – non-recourse	**(116.5)**	**(43.5)**	**(81.7)**	**(47.4)**	**(302.3)**	**(1,232.0)**	**(149.8)**	**(1,853.5)**	**(650.3)**	**(3,176.4)**
Other secured borrowings	**(41.7)**	**(17.1)**	**(40.6)**	**(22.5)**	**(93.6)**	**(333.7)**	**(237.5)**	**(525.6)**	**(413.4)**	**(898.9)**
Unsecured borrowings	**(10.3)**	**(33.6)**	**(9.9)**	**(132.3)**	**(10.8)**	**(126.9)**	**–**	**–**	**(31.0)**	**(292.8)**
Finance lease obligations	**–**	**(6.1)**	**–**	**(6.1)**	**–**	**(18.4)**	**–**	**(113.7)**	**–**	**(144.3)**
Tax and other payables	**–**	**(105.6)**	**–**	**(39.7)**	**–**	**(22.1)**	**–**	**–**	**–**	**(167.4)**
Interest rate derivatives payable	**(208.7)**	**–**	**(203.4)**	**–**	**(599.6)**	**–**	**(2,254.5)**	**–**	**(3,266.2)**	**–**
Other derivatives payable	**(12.3)**	**–**	**(11.1)**	**–**	**(2.9)**	**–**	**–**	**–**	**(26.3)**	**–**
Currency derivatives payable	**(8.7)**	**(13.9)**	**(7.1)**	**(90.4)**	**(5.5)**	**(97.4)**	**–**	**–**	**(21.3)**	**(201.7)**
Interest rate derivatives receivable	**131.8**	**–**	**89.8**	**–**	**415.5**	**–**	**1,631.7**	**–**	**2,268.8**	**–**
Currency derivatives receivable	**7.4**	**10.1**	**6.1**	**66.3**	**4.9**	**69.4**	**–**	**–**	**18.4**	**145.8**
Other derivatives receivable	**1.8**	**–**	**1.4**	**–**	**9.1**	**–**	**–**	**–**	**12.3**	**–**
	(257.2)	**(209.7)**	**(256.5)**	**(272.1)**	**(585.2)**	**(1,761.1)**	**(1,010.1)**	**(2,492.8)**	**(2,109.0)**	**(4,735.7)**

27 Financial risk management (continued)

Group

	2007									
	Within 1 year		1-2 years		2-5 years		Over 5 years		Totals	
	£m Interest	£m Principal	£m Interest	£m Principal	£m Interest	£m Principal	£m Interest	£m Principal	£m Interest	£m Principal
Secured borrowings – non-recourse	(190.9)	(31.9)	(155.9)	(39.6)	(424.1)	(731.3)	(310.5)	(2,137.4)	(1,081.4)	(2,940.2)
Other secured borrowings	(49.4)	(114.3)	(45.1)	(10.2)	(117.9)	(276.0)	(356.9)	(307.8)	(569.3)	(708.3)
Unsecured borrowings	(8.1)	–	(7.1)	(31.6)	(9.9)	(111.3)	(0.9)	(26.6)	(26.0)	(169.5)
Finance lease obligations	–	(6.1)	–	(6.1)	–	(18.3)	–	(110.1)	–	(140.6)
Tax and other payables	–	(5.7)	–	(30.9)	–	(56.1)	–	–	–	(92.7)
Interest rate derivatives payable	(2.5)	–	(17.6)	–	(35.1)	–	(164.3)	–	(219.5)	–
Other derivatives payable	(10.3)	(30.1)	(13.6)	(10.0)	(8.2)	(125.6)	–	–	(32.1)	(165.7)
Interest rate derivatives receivable	21.0	–	1.3	–	6.0	–	49.7	–	78.0	–
Other derivatives receivable	7.4	34.5	7.6	10.1	20.1	125.6	–	–	35.1	170.2
	(232.8)	(153.6)	(230.4)	(118.3)	(569.1)	(1,193.0)	(782.9)	(2,581.9)	(1,815.2)	(4,046.8)

Company

	2008									
	Within 1 year		**1-2 years**		**2-5 years**		**Over 5 years**		**Totals**	
	£m Interest	**£m Principal**	**£m Interest**	**£m Principal**	**£m Interest**	**£m Principal**	**£m Interest**	**£m Principal**	**£m Interest**	**£m Principal**
Unsecured borrowings	**(7.6)**	**(1.9)**	**(7.1)**	**(132.3)**	**(6.2)**	**(100.0)**	**–**	**–**	**(20.9)**	**(234.2)**
Tax and other payables	**–**	**(1.4)**	**–**	**(1.8)**	**–**	**–**	**–**	**–**	**–**	**(3.2)**
	(7.6)	**(3.3)**	**(7.1)**	**(134.1)**	**(6.2)**	**(100.0)**	**–**	**–**	**(20.9)**	**(237.4)**

Company

	2007									
	Within 1 year		1-2 years		2-5 years		over 5 years		Totals	
	£m Interest	£m Principal	£m Interest	£m Principal	£m Interest	£m Principal	£m Interest	£m Principal	£m Interest	£m Principal
Unsecured borrowings	(4.4)	–	(4.4)	–	(4.4)	(111.3)	–	–	(13.2)	(111.3)
Tax and other payables	–	(1.8)	–	–	–	–	–	–	–	(1.8)
	(4.4)	(1.8)	(4.4)	–	(4.4)	(111.3)	–	–	(13.2)	(113.1)

Credit risk

Credit risk arises primarily from finance leases and trade receivables and is also inherent in derivative contracts, cash and cash equivalents. The group considers that there are no significant concentrations of credit risk due to the diversification of the tenant base.

Credit risk is minimised by the review process conducted for potential tenants, in certain circumstances, deposits or guarantors are obtained for certain tenants. The amount of deposits held at 31 December 2008 is £0.8 million (2007 – £2.5 million).

The amounts of trade receivables presented in the balance sheet are net of allowances for doubtful receivables. As at 31 December 2008, trade receivables of £16.0 million (2007 – £27.3 million) were past due but not impaired. These relate to customers for whom there is no recent history of default.

The ageing analysis of these trade receivables is as follows:	**Group 2008 £m**	Group 2007 £m
Up to three months	**15.2**	20.6
Three to six months	**0.8**	6.7
Trade receivables	**16.0**	27.3

Due to the nature of tenants being managed individually by asset managers, it is group policy to calculate any impairment specifically on each contract.

The group aims to mitigate the credit risk in liquid funds and derivative financial instruments by transacting with a number of institutions and the group aims to transact with counterparties that have a high percentage of tier one capital and strong credit ratings assigned by international credit rating agencies.

27 Financial risk management (continued)

During 2008 investments were made in a number of corporate bonds, these are carried at a fair value of £30.4 million (2007 – £nil) within investments, and have a nominal value of £57.4 million; the fair value of these corporate bonds is determined from observable market prices. Their risk profile as at 31 December 2008, denoted by international credit rating convention is as follows:

Credit rating of corporate bonds	Nominal value £m	Fair value £m
AAA	24.0	19.0
AA	7.5	2.5
A	3.0	1.2
BBB	22.9	7.7
Total corporate bonds	57.4	30.4

Also included within receivables are £19.7 million (2007 – £3.9 million) of loan notes. All loan notes have been reviewed for potential impairment and are considered to be receivable as at the year end.

Periodically the group enters into equity-linked derivative "contracts for difference". The market value of the equities underlying such contracts at 31 December 2008 was £nil (2007 – £1.4 million). The market value of these contracts is £nil (2007 – £0.3 million) and the differences are cash settled monthly.

Classification of financial assets and liabilities

The table below sets out the group's accounting classification of each class of financial assets and liabilities, and their fair values at 31 December 2008 and 31 December 2007.

The fair values of quoted borrowings are based on the asking price. The fair values of derivative financial instruments are determined from observable market prices or estimated using appropriate yield curves at 31 December each year by discounting the future contractual cash flows to the net present values.

	Carrying value £m	**Fair value £m**	**Loss to income statement £m**	**Gain/(loss) to equity £m**
2008				
Derivative financial instrument assets	**29.6**	**29.6**	**–**	**–**
Total held for trading assets	**29.6**	**29.6**	**–**	**–**
Trade receivables	**192.8**	**192.8**	**–**	**–**
Cash and cash equivalents	**70.9**	**70.9**	**–**	**–**
Total loans and receivables	**263.7**	**263.7**	**–**	**–**
Investments	**96.3**	**99.5**	**–**	**(15.1)**
Total available-for-sale investments	**96.3**	**99.5**	**–**	**(15.1)**
Derivative financial instrument liabilities	**(818.5)**	**(818.5)**	**(665.1)**	**4.3**
Total held for trading liabilities	**(818.5)**	**(818.5)**	**(665.1)**	**4.3**
Trade payables	**(420.6)**	**(420.6)**	**–**	**–**
Borrowings	**(4,290.7)**	**(3,903.7)**	**–**	**–**
Total loans and payables	**(4,711.3)**	**(4,324.3)**	**–**	**–**

	Carrying value £m	Fair value £m	Gain to income statement £m	Gain to equity £m
2007				
Derivative financial instrument assets	25.4	25.4	–	–
Total held for trading assets	25.4	25.4	–	–
Trade receivables	238.8	238.8	–	–
Cash and cash equivalents	188.4	188.4	–	–
Total loans and receivables	427.2	427.2	–	–
Investments	25.6	25.6	–	7.7
Total available-for-sale investments	25.6	25.6	–	7.7
Derivative financial instrument liabilities	(97.8)	(97.8)	27.0	3.2
Total held for trading liabilities	(97.8)	(97.8)	27.0	3.2
Trade payables	(341.7)	(341.7)	–	–
Borrowings	(3,856.3)	(4,012.9)	–	–
Total loans and payables	(4,198.0)	(4,354.6)	–	–

27 Financial risk management (continued)

Capital Structure

The group seeks to enhance shareholder value both by investing in the business so as to improve the return on investment and by managing the capital structure. The group uses a mix of equity, debt and hybrid financial instruments and aims to access both debt and equity capital markets with maximum efficiency and flexibility.

The key ratios used to monitor the capital structure of the group are the debt to assets ratio and the interest coverage ratio. Although the group aims not to exceed an underlying debt to asset ratio of more than 50 per cent and to maintain interest cover above 160 per cent, these targets have been exceeded during the period due to current conditions in the property market. These are discussed in the Chairman's statement and the Operating and Financial Reviews. The group does however expect these conditions to be temporary.

Debt to assets ratio	**Group 2008 £m**	Group 2007 £m
Investment property	**7,074**	8,623
Trading property	**33**	44
	7,108	8,667
Net external debt	**(4,100)**	(3,625)
	58%	42%

Interest cover	**Group 2008 £m**	Restated Group 2007 £m
Interest payable	**(230)**	(209)
Interest receivable	**8**	8
Other finance income/(costs)	**1**	(3)
	(221)	(204)
Underlying operating profit	**321**	328
	145%	161%

The maximum debt to assets ratio for the period was 58 per cent and occurred on 31 December 2008. The maximum interest coverage ratio for the period was 145 per cent and occurred on 31 December 2008.

28 Deferred tax liabilities

Income taxes

Under IAS 12 'Income Taxes', provision is made for the deferred tax liabilities associated with the revaluation of investment properties at the corporate tax rate expected to apply to the group at the time of use. For those United Kingdom properties qualifying as REIT properties the relevant tax rate will be 0 per cent (2007 – 0 per cent), for other UK properties the relevant tax rate will be 28 per cent (2007 – 28 per cent) and for overseas properties the relevant tax rate will be the prevailing corporate tax rate in that country.

The deferred tax provision on the revaluation of investment properties calculated under IAS 12 is £18.3 million at 31 December 2008 (2007 – £35.8 million). This IAS 12 calculation does not reflect the expected amount of tax that would be payable if the assets were sold. The group estimates that calculated on a disposal basis the liability is £65.5 million at 31 December 2008 (2007 – £86.8 million). If upon sale the group retained all the capital allowances, which is within the control of the group, the deferred tax provision in respect of capital allowances of £57.6 million may also be released.

Where gains such as revaluation of development properties and other assets and actuarial movements on pension funds are dealt with in reserves, any deferred tax is also dealt with in reserves.

Movements in the provision for deferred tax	Revaluation of investment properties £m	Capital allowances £m	Derivative financial instruments £m	Other temporary differences £m	**Total £m**
Provided deferred tax provision:					
At 1 January 2007	32.1	31.8	(32.2)	9.1	**40.8**
Recognised in income	4.2	4.5	15.6	(0.5)	**23.8**
Recognised in equity	(0.5)	(1.3)	–	(0.7)	**(2.5)**
Acquisition of subsidiaries	–	14.9	1.9	(5.2)	**11.6**
At 31 December 2007	35.8	49.9	(14.7)	2.7	**73.7**
Recognised in income	(21.9)	(3.6)	(59.5)	2.8	**(82.2)**
Recognised in equity	9.4	11.9	(5.2)	(2.0)	**14.1**
Sale of subsidiaries	(5.0)	(0.6)	–	–	**(5.6)**
At 31 December 2008	18.3	57.6	(79.4)	3.5	**–**
Unrecognised deferred tax asset:					
At 1 January 2007 and 31 December 2007	–	–	–	–	**–**
Income statement items	2.9	–	37.4	5.7	**46.0**
At 31 December 2008	2.9	–	37.4	5.7	**46.0**

28 Deferred tax liabilities (continued)
In accordance with the requirements of IAS 12 'Income Taxes', the deferred tax asset has not been recognised in the group financial statements due to uncertainty on the level of profits that will be available in the non-REIT businesses in future periods.

29 Other provisions for liabilities and charges	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
At 1 January	**1.4**	4.9	**0.1**	0.8
Charged during the year	**–**	1.2	**–**	–
Reversed during the year	**–**	(5.3)	**–**	(0.1)
Pension movements (note 46)	**5.9**	0.6	**4.2**	(0.6)
At 31 December	**7.3**	1.4	**4.3**	0.1

Of the above provisions for liabilities and charges, £6.1 million falls due after more than five years (2007 – £1.4 million after more than five years).

Provisions consist of £6.1 million (2007 – £0.2 million) relating to the pension schemes as set out in note 46 and £1.2 million (2007 – £1.2 million) relating to other operating items.

30 Share capital and share premium	Company and Group	
	2008 £m	2007 £m
Authorised		
500,000,000 ordinary shares of 50p each	**250.0**	250.0

	Share capital £m	Share premium £m
Issued and fully paid		
At 31 December 2007 – 362,772,673 ordinary shares of 50p each	181.4	975.6
Shares issued	1.2	17.8
At 31 December 2008 – 365,147,798 ordinary shares of 50p each	**182.6**	**993.4**

During 2008, the company issued 2.4 million shares on the conversion of 3.95 per cent convertible bonds as described in note 25.

Full details of the rights and obligations attaching to the ordinary shares are contained in the company's Articles of Association. These rights include an entitlement to receive the company's report and accounts, to attend and speak at General Meetings of the company, to appoint proxies and to exercise voting rights. Holders of ordinary shares may also receive dividends and may receive a share of the company's assets on the company's liquidation. There are no restrictions on the transfer of the ordinary shares.

At 24 April 2009, the company had an unexpired authority to repurchase shares up to a maximum of 35,857,267 shares with a nominal value of £17.9 million, and the Directors had an unexpired authority to allot up to a maximum of 90,518,168 shares with a nominal value of £45.3 million.

Included within the issued share capital as at 31 December 2008 are 364,327 ordinary shares (2007 – 570,180) held by the Trustee of the Employee Share Ownership Plan ("ESOP") which is operated by the company (note 31). The nominal value of these shares is £0.2 million (2007 – £0.3 million).

31 Treasury shares and Employee Share Ownership Plan (ESOP)
During the year the company purchased a total of 350,000 shares (0.1 per cent of issued share capital) with a nominal value of £0.2 million for an aggregate consideration of £3.0 million with a view to increasing net asset value per share. These shares are held as treasury shares.

The cost of shares in Liberty International PLC purchased in the market and held by the Trustee of the Employee Share Ownership Plan (ESOP) operated by the company is also accounted for as treasury shares.

The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements as described in note 45 and the Director's remuneration report on pages 85 to 90. Dividends of £0.2 million (2007 – £0.3 million) have been waived by agreement.

	Company and Group			
	2008 Shares Million	**2008 £m**	2007 Shares Million	2007 £m
At 1 January	**1.3**	**(9.6)**	1.1	(6.4)
Acquired in the year	**0.4**	**(3.8)**	0.8	(7.9)
Disposed of on exercise of options	**(0.3)**	**2.6**	(0.6)	4.7
At 31 December	**1.4**	**(10.8)**	1.3	(9.6)

32 Retained earnings

	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
At 1 January	**3,075.1**	3,307.6	**2,483.6**	1,921.8
Retained (loss)/profit	**(2,574.3)**	(227.1)	**(1,084.1)**	562.9
Actuarial loss on defined benefit pension schemes	**(8.1)**	(2.0)	**(6.3)**	(1.5)
Tax on items taken directly to equity	**2.0**	0.5	**1.2**	0.4
Preferred dividend	**4.1**	–	**–**	–
Other movements	**(0.9)**	(3.9)	**1.1**	–
At 31 December	**497.9**	3,075.1	**1,395.5**	2,483.6

33 Convertible bond reserve

	Company and Group	
	2008 £m	2007 £m
At 1 January	**9.1**	9.1
Conversions in the year	**(1.5)**	–
At 31 December	**7.6**	9.1

34 Other non-distributable reserves

	Capital redemption reserve £m	Translation reserve £m	Other £m	Total £m
Group				
At 1 January 2007	61.5	(0.7)	204.3	265.1
Foreign exchange	–	(2.0)	–	(2.0)
Revaluation of investments	–	–	7.7	7.7
Other movements	–	–	4.6	4.6
At 31 December 2007	61.5	(2.7)	216.6	275.4
Foreign exchange	–	14.0	–	14.0
Revaluation of investments	–	–	(11.3)	(11.3)
Other movements	(0.1)	(0.1)	9.4	9.2
At 31 December 2008	**61.4**	**11.2**	**214.7**	**287.3**

	Capital redemption reserve £m	Translation reserve £m	Other £m	Total £m
Company				
At 1 January 2007	61.5	1.0	(0.6)	61.9
Foreign exchange	–	(0.3)	–	(0.3)
Other movements	–	(0.7)	–	(0.7)
At 31 December 2007	61.5	–	(0.6)	60.9
Other movements	(0.1)	–	0.6	0.5
At 31 December 2008	**61.4**	**–**	**–**	**61.4**

35 Summary of changes in equity

(a) Equity shareholders

	Group 2008 £m	Group 2007 £m	Company 2008 £m	Company 2007 £m
Opening equity shareholders' funds	**4,507.0**	4,732.4	**3,701.0**	3,143.4
Issue of shares	**19.0**	–	**19.0**	–
Disposal of own shares	**2.6**	4.7	**2.6**	4.7
Acquisition of own shares	**(3.8)**	(7.9)	**(3.8)**	(7.9)
	4,524.8	4,729.2	**3,718.8**	3,140.2
Total recognised (expense) and income for the year	**(2,447.9)**	(100.1)	**(966.1)**	682.9
	2,076.9	4,629.1	**2,752.7**	3,823.1
Preferred dividend	**4.1**	–	**–**	–
Dividends paid	**(123.0)**	(122.1)	**(123.0)**	(122.1)
Closing equity shareholders' funds	**1,958.0**	4,507.0	**2,629.7**	3,701.0
(b) Minority interests				
Opening minority interests	**201.9**	–	**–**	–
Additions	**33.7**	252.8	**–**	–
Disposals	**(2.7)**	–	**–**	–
Compound financial instrument	**(75.3)**	–	**–**	–
Preferred dividend	**(4.1)**	–	**–**	–
	153.5	252.8	**–**	–
Total recognised expense for the year	**(125.7)**	(50.9)	**–**	–
Closing minority interests	**27.8**	201.9	**–**	–
Total equity	**1,985.8**	4,708.9	**2,629.7**	3,701.0

36 Net assets per share

	2008	2007
Net assets per share (basic)	**538p**	1246p
Net assets per share (diluted, adjusted)	**745p**	1264p

	2008 Net assets £m	2008 Shares million	2007 Net assets £m	2007 Shares million
Basic	**1,958.0**	**363.7**	4,507.0	361.5
Adjustments				
Fair value of derivative financial instruments	**733.2**	**–**	72.4	–
Unrecognised surplus on trading properties	**0.6**	**–**	2.4	–
Tax on the above	**(74.2)**	**–**	(15.4)	–
Deferred tax on revaluation surpluses	**18.3**	**–**	35.8	–
Deferred tax on capital allowances	**57.7**	**–**	49.9	–
Minority interests on the above	**(46.9)**	**–**	(15.9)	–
Add back minority interest recoverable balance not recognised	**48.4**	**–**	–	–
Adjusted	**2,695.1**	**363.7**	4,636.2	361.5
Effect of dilution				
On conversion of bonds	**92.3**	**11.5**	111.3	13.9
On exercise of options	**10.5**	**0.5**	9.7	1.0
Diluted, adjusted	**2,797.9**	**375.7**	4,757.2	376.4

37 Capital commitments

At 31 December 2008, the group was contractually committed to £238.8 million (2007 – £317.0 million) of future expenditure for the purchase, construction, development and enhancement of investment property. Of the £238.8 million committed, £190.1 million is committed 2009 expenditure.

The group's share of joint venture commitments included above at 31 December 2008 was £134.0 million (2007 – £190.0 million).

38 Contingent liabilities

The group's joint venture with Land Securities, the St. David's Limited Partnership, currently makes annual rental payments of approximately £2.5 million per annum in respect of land to be used for car parking space. If this arrangement were to cease, the partnership would be liable to make a payment of approximately £58 million to compulsorily purchase the land, 50 per cent, which represents the group's interest in the partnership, may have to be funded by the group.

As at 31 December 2008, the group has a contingent commitment to provide a future investment of £60.5 million into the Harvest Capital Second Fund. The conditions include a decision by the fund manager to make an investment decision. The group has two representatives on the board of the fund manager.

There were no contingent liabilities of which the Directors were aware at 31 December 2007.

39 Cash generated from operations

	Group 2008 £m	Restated Group 2007 £m	**Company 2008 £m**	Company 2007 £m
(Loss)/profit before tax	**(2,662.1)**	(124.8)	**(962.2)**	685.8
Adjustments for:				
Deficit on revaluation of investment and development property	**2,051.1**	316.5	**–**	–
Deficit/(gain) on sale of investment property	**5.9**	(37.4)	**–**	–
(Profit)/loss on sale of subsidiary	**(0.8)**	–	**–**	10.2
Write down of trading property	**5.8**	–	**–**	–
Depreciation	**0.3**	0.3	**–**	–
Amortisation of lease incentives and other direct costs	**15.0**	(1.6)	**(1.1)**	–
Impairment of goodwill	**35.0**	–	**–**	–
Impairment of investment in group companies	**–**	–	**1,094.9**	–
Interest payable	**230.3**	209.3	**7.5**	10.2
Interest receivable	**(8.6)**	(8.8)	**(79.6)**	(66.3)
Other finance (income)/costs	**(0.9)**	3.3	**3.6**	–
Change in fair value of derivative financial instruments	**665.1**	(27.0)	**–**	–
Change in working capital:				
Change in trading properties	**5.9**	8.5	**–**	–
Change in trade and other receivables	**22.1**	(6.4)	**(157.1)**	(596.8)
Change in trade and other payables	**(1.7)**	(65.1)	**7.9**	13.7
Cash generated from operations	**362.4**	266.8	**(86.1)**	56.8

40 Sale of partial interest in property

There were no sales of partial interests in property during the year ended 31 December 2008.

On 25 March 2007 the group sold 40 per cent of its interest in MetroCentre, Gateshead to EuroCore Property Limited. The MetroCentre Partnership was constituted by three partners CSC MetroCentre Limited, MetroCentre (GP) Limited (both subsidiaries of the Liberty International PLC) and EuroCore Property Limited (a GIC Real Estate company). Partners' capital and loan contributions made by subsidiaries of Liberty International PLC resulted in the group's ownership proportion being 60 per cent of the Partnership. This, together with the group's ability to govern the financial and operating policies of the general partner established the Partnership as a subsidiary of the group.

At 31 December 2007, the minority had contributed £240 million. This amount is repayable after 20 years and bears a rate of interest linked to the value of the property help by the Partnership. It was determined that the interest rate was considerably lower than the Partnership would have to pay in the marketplace for similar financing, therefore in accordance with IAS 32 'Financial Instruments: Presentation' this amount was split between its debt and equity components with £43.0 million recorded within liabilities in the group's balance sheet and £197.0 million recorded within minority interest.

41 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
Capital Shopping Centres PLC* (property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1.3 Euros each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
Chapelfield LP Limited (property)	Ordinary shares of £1 each	100
CSC Harlequin Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC MetroCentre Limited (property)	Ordinary shares of £1 each	100
CSC Properties Investments Limited (property)	Ordinary shares of £1 each	100
CSC Bromley Limited (property)	Ordinary shares of £1 each	100
CSC Potteries Limited (property)	Ordinary shares of £1 each	100
MetroCentre (GP) Limited acting as General Partner of The MetroCentre Partnership (property)	Ordinary shares of £1 each	100**
Capital & Counties Limited* (property) and its subsidiary undertaking:	Ordinary shares of 25p each	100
Empress State GP Limited acting as General Partner of The Empress State Limited Partnership (property)	"B" Ordinary shares of £1 each	50***
Capital & Counties Debenture PLC (financing) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
C&C Properties 2027 Limited (property)	Ordinary shares of £1 each	100
Chelmsford Property Investments Limited (property)	Ordinary shares of £1 each	100
WRP Management Limited (property)	Ordinary shares of £1 each	100
CSC (Eldon) Square Limited (property)	Ordinary shares of £1 each	100
Steventon Limited (property) (Jersey)	Ordinary shares of £1 each	100
Potteries (GP) Limited (property)	Ordinary shares of £1 each	100
C&C Properties UK Limited (property) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
C&C Greenwich Limited (property)	Ordinary shares of £1 each	100
Capco Empress State LP Limited (property)	Ordinary shares of £1 each	100
Capital & Counties CG Limited (property)	Ordinary shares of £1 each	100
Capvestco Limited (property and financing) (Jersey) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
C&C Properties Jersey Limited (property) (Jersey)	Ordinary shares of £1 each	100
C&C Properties No.9 Limited (property)	Ordinary shares of £1 each	100
CSC Uxbridge (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Belside Limited (property) (Jersey)	Ordinary shares of £1 each	100
Curley Limited (property) (Jersey)	Ordinary shares of £1 each	100
Liberty International Asset Management Limited* (asset management)	Ordinary shares of £1 each	100
Liberty International Group Treasury Limited* (treasury management)	Ordinary shares of £1 each	100
Matterhorn Capital EC&O Limited* (holding company) and its principal subsidiary undertakings:	"A" Ordinary shares of 1p each	50†
Earls Court & Olympia Group Limited* (financing) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100#
Earls Court & Olympia Limited (venues) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100#
Earls Court Limited (venues)	Ordinary shares of £1 each	100#
Olympia Limited (venues)	Ordinary shares of £1 each	100#
The Brewery by EC&O Limited (venues)	Ordinary shares of £1 each	100#
C&C (US) No.1, Inc.* (property) (USA)	Class A Common Stock of US$1 par value, £1 face value	100
	Class B Common Stock of US$1 par value, £20,000 face value	100

* Shareholdings in companies marked * are held by intermediate subsidiary undertakings except for Capital Shopping Centres PLC where 82.5 per cent is held by Liberty International PLC, and 17.5 per cent held by Liberty International Financial Services Limited.

** By virtue of their interest in The MetroCentre Partnership, GIC Real Estate is entitled to appoint 40 per cent of the Directors of MetroCentre (GP) Limited.

*** 100 per cent of "B" Ordinary shares, representing 50 per cent of the issued share capital held.

† 100 per cent of "A" Ordinary shares, representing 50 per cent of the issued share capital held.

50 per cent effective group interest.

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

42 Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation for the group.

Key management compensation is disclosed in note 45.

Significant transactions between the parent company and its subsidiaries are shown below:

Subsidiary	Nature of transaction	**2008 £m**	2007 £m
Libtai Holdings (Jersey) Limited	Dividend	**7.1**	30.5
Liberty International Holdings Limited	Dividend	**9.9**	42.7
Conduit Insurance Holdings Limited	Dividend	**7.6**	33.0
C&C Properties UK Limited	Dividend	**–**	66.1
	Re-charges	**1.5**	–
Capital & Counties Australia (Holdings) Limited	Dividend	**–**	0.6
Capital & Counties Debenture PLC	Dividend	**82.0**	–*
Greenhaven Industrial Properties Limited	Dividend	**1.0**	5.0
Capital Shopping Centres PLC	Dividend	**73.4**	387.4
	Re-charges	**4.0**	4.2

* Dividend declared in 2007 was repaid

Significant balances outstanding between the parent company and its subsidiaries are shown below:

	Amounts owed by subsidiaries		**Amounts owed to subsidiaries**	
Subsidiary	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Liberty International Group Treasury Limited	**1,929.5**	1,771.6	**–**	–
Capital & Counties Limited	**14.4**	13.1	**(60.0)**	(60.0)
Conduit Insurance Holdings Limited	**16.0**	16.0	**–**	–
Liberty International Holdings Limited	**132.8**	132.8	**–**	–
TAI Investments Limited	**–**	–	**(42.6)**	(42.6)
Capital Shopping Centres PLC	**5.1**	4.0	**–**	–
Libtai Holdings (Jersey) Limited	**37.6**	30.5	**–**	–

43 Directors' emoluments
The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Directors' remuneration report on pages 85 to 90 form part of these financial statements. Details of gains made on exercise of share options are contained in note 44.

44 Directors' interests
(a) In shares and bonds in Liberty International Group Companies
The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2008	2007
Chairman:		
D.P.H. Burgess (appointed as Chairman 1 August 2008)	**19,250**	19,250
Executive:		
D.A. Fischel	**375,476**	362,289
K.E. Chaldecott	**48,621**	44,237
I.C. Durant (appointed 21 April 2008)	**–**	–
I.D. Hawksworth	**–**	–
Non-Executive:		
G.J. Gordon	**1,555,000**	1,530,000
I.J. Henderson	**10,000**	10,000
M. Rapp	**7,929**	7,929
R.O. Rowley	**1,000**	1,000
N. Sachdev	**–**	–
Retired at year end:		
J.G. Abel	**112,117**	112,117
R.W.T. Buchanan	**37,088**	37,088

44 Directors' interests (continued)
Liberty International PLC ordinary shares of 50p each
Conditional awards of shares have been made under the company's annual bonus scheme.

The awards comprise "restricted" shares and "additional" shares, the latter equal to 50 per cent of the restricted and Share Incentive Plan shares (see below) combined. These shares will be released two and four years respectively after the date of the award provided the individual Director has remained in service.

Awards to Executive Directors under the scheme to date have been as follows:

Current Directors:

	Award date	Market price at award (pence)	Vesting date	Market price at vesting (pence)	Number of shares at 31 December 2007	Number of shares lapsed during 2008	Number of shares awarded during 2008+	Number of shares vested during 2008	**Number of shares at 31 December 2008**
D.A. Fischel	01/03/2008	992	01/03/2012		–	–	26,882	–	**26,882**
	01/03/2008	992	01/03/2010		–	–	53,461	–	**53,461**
	06/03/2007	1205	01/03/2011		9,952	–	–	–	**9,952**
	06/03/2007	1205	01/03/2009		19,656	–	–	–	**19,656**
	01/03/2006	1099	01/03/2010		9,218	–	–	–	**9,218**
	01/03/2006	1099	01/03/2008	950	18,437	–	–	18,437	**–**
	16/03/2005	978	01/03/2009		2,001	–	–	–	**2,001**
	01/03/2004	728	01/03/2008	950	3,915	–	–	3,915	**–**
K.E. Chaldecott	01/03/2008	992	01/03/2012		–	–	10,181	–	**10,181**
	01/03/2008	992	01/03/2010		–	–	20,061	–	**20,061**
	06/03/2007	1205	01/03/2011		3,112	–	–	–	**3,112**
	06/03/2007	1205	01/03/2009		5,975	–	–	–	**5,975**
	01/03/2006	1099	01/03/2010		2,866	–	–	–	**2,866**
	01/03/2006	1099	01/03/2008	950	5,732	–	–	5,732	**–**
	16/03/2005	978	01/03/2009		1,380	–	–	–	**1,380**
	01/03/2004	728	01/03/2008	950	1,700	–	–	1,700	**–**
I.D. Hawksworth	01/03/2008	992	01/03/2012		–	–	13,441	–	**13,441**
	01/03/2008	992	01/03/2010		–	–	26,580	–	**26,580**

Directors who retired during the year:

	Award date	Market price at award (pence)	Intended Vesting date	Market price at vesting (pence)	Number of shares at 31 December 2007	Number of shares lapsed during 2008	Number of shares awarded during 2008+	Number of shares vested during 2008	**Number of shares at 31 December 2008**
R.M. Cable	01/03/2008	992	01/03/2012	676	–	–	2,534	2,534*	**–**
	01/03/2008	992	01/03/2010	676	–	–	4,765	4,765*	**–**
	06/03/2007	1205	01/03/2011	676	2,863	–	–	2,863*	**–**
	06/03/2007	1205	01/03/2009	676	5,477	–	–	5,477*	**–**
	01/03/2006	1099	01/03/2010	676	2,593	–	–	2,593*	**–**
	01/03/2006	1099	01/03/2008	950	5,187	–	–	5,187	**–**
	16/03/2005	978	01/03/2009	676	1,323	–	–	1,323*	**–**
	01/03/2004	728	01/03/2008	950	1,648	–	–	1,648	**–**
A.C. Smith	06/03/2007	1205	01/03/2011	994	3,112	–	–	3,112*	**–**
	06/03/2007	1205	01/03/2009	994	5,975	–	–	5,975*	**–**
	01/03/2006	1099	01/03/2010	994	4,232	–	–	4,232*	**–**
	01/03/2006	1099	01/03/2008	950	8,463	–	–	8,463	**–**
	16/03/2005	978	01/03/2009	994	1,132	–	–	1,132*	**–**
	01/03/2004	728	01/03/2008	950	2,215	–	–	2,215	**–**

* holding at date of cessation of Directorship.

+ Bonus shares in respect of the year ended 31 December 2007 awarded in February 2008. Details of bonus shares awarded in respect of the year ended 31 December 2008 are given in the Directors' remuneration report on pages 85 to 90.

44 Directors' interests (continued)

Awards are also made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual Director has remained in employment but the shares must be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust.

	At 31 December 2007	Vested	Lapsed	Awarded+	Partnership, matching and dividend shares	**At 31 December 2008***
Current directors:						
D.A. Fischel	3,950	–	–	302	376	**4,628**
K.E. Chaldecott	3,950	–	–	302	376	**4,628**
I. D. Hawksworth	254	–	–	302	249	**805**
Directors who retired during the year:						
R.M. Cable	3,950	–	–	302	376	**4,628**
A.C. Smith	3,950	–	–	302	–	**4,252**

* or date of cessation if earlier.

+ SIP shares in respect of the year ended 31 December 2007 awarded in February 2008. Details of SIP shares awarded in respect of the year ended 31 December 2008 are given in the Directors' remuneration report on pages 85 to 90.

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

Director	Year granted	Option price (pence)	Held at 31 December 2007	Granted in year	Exercised in year	Held at 31 December 2008	Exercisable between
The Liberty International PLC Incentive Share Option Scheme 1999							
K.E. Chaldecott	2004	698	25,000	–	–	25,000	19/02/07–19/02/14

No Director exercised options during 2008 (2007 – Aggregate gains on exercise of options of £1.3 million).

The market price of Liberty International ordinary shares at 31 December 2008 was 478p and during the year the price varied between 1086p and 469p.

(c) No Director had any dealings in the shares of any group company between 31 December 2008 and 24 April 2009, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any group company during the year ended 31 December 2008.

45 Employees' information

	2008		2007	
	£m Group	**£m Company**	£m Group	£m Company
Wages and salaries	**37.9**	**9.5**	26.6	6.0
Social security costs	**4.0**	**1.1**	3.2	0.9
Other pension costs	**2.4**	**0.9**	2.0	0.9
	44.3	**11.5**	31.8	7.8

At 31 December 2008 the number of persons employed by the group was 587 (2007 – 672) and by the company was 96 (2007 – 77). The average number of persons employed during the year was:

	2008 Number	2007 Number
Liberty International PLC	**90**	80
Capital Shopping Centres	**194**	214
Capital & Counties	**331**	213
	615	507

Key management* compensation	**2008 £m**	2007 £m
Salaries and short-term employee benefits	**6.0**	5.5
Pensions and other post-employment benefits	**0.7**	0.5
Share-based payment	**0.4**	2.3
Other long-term payments	**0.2**	0.9
Termination benefits	**1.7**	–
	9.0	9.2

* Key management comprises the Directors of Liberty International PLC and those employees who have been designed as persons discharging managerial responsibility.

45 Employees' information (continued)

Share options

Options to subscribe for ordinary shares under the Liberty International Holdings PLC Incentive Share Option Scheme 1990, the Liberty International PLC Incentive Share Option Scheme 1999 and the Liberty International PLC Executive Share Option Scheme 1999, were outstanding as set out below. The vesting period of the options is three years and all schemes are equity settled. Exercise is subject to meeting an earnings per share ("EPS") performance condition. The performance condition requires smoothed earnings growth equal to or greater than 5 per cent per annum (or, if greater in any year, 120 per cent of the percentage increase in the Retail Price Index) over a minimum three year comparison period. "Smoothed" earnings excludes exceptional and trading profits above a certain level. If the option remains unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the group before the options vest.

	2008		2007	
	Number	**Weighted average exercise price**	Number	Weighted average exercise price
At 1 January	**705,021**	**599p**	1,193,586	613p
Options granted	**–**	**–**	–	–
Options exercised	**(98,677)**	**574p**	(488,565)	633p
Options expired/lapsed	**(1,500)**	**565p**	–	–
At 31 December	**604,844**	**604p**	705,021	599p

The average share price during the year was 885p (2007 – 1164p). All 604,844 of the outstanding options at 31 December 2008 were exercisable (2007 – 705,021).

The options outstanding at 31 December 2008 were exercisable between 406p and 698p per share and have a weighted average remaining contractual life of five years.

Date of grant		Scheme	Price per share pence	Ordinary shares number	Exercisable between
12 March 1999		1990	419	17,500	2002 and 2009
3 March 2000	ISOS	1999	406	29,362	2003 and 2010
22 February 2001	ESOS	1999	512	6,798	2004 and 2011
22 February 2001	ISOS	1999	512	35,983	2004 and 2011
20 February 2002	ESOS	1999	545	365	2005 and 2012
20 February 2002	ISOS	1999	545	27,500	2005 and 2012
6 March 2002	ISOS	1999	567	119,709	2005 and 2012
21 February 2003	ESOS	1999	565	5,453	2006 and 2013
21 February 2003	ISOS	1999	565	113,242	2006 and 2013
19 February 2004	ESOS	1999	698	8,594	2007 and 2014
19 February 2004	ISOS	1999	698	240,338	2007 and 2014
Total				604,844	

There were no options granted during 2008 or 2007.

Share awards

Conditional awards of Additional and Restricted shares are made under the company's annual bonus schemes.

Awards are also made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual employee has remained in employment but the shares must then be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust.

The number of share awards granted in the year as at the date of grant are set out below.

	2008 Number	2007 Number
Annual bonus scheme:		
SIP	**31,114**	28,403
Restricted	**192,157**	90,256
Additional	**105,054**	59,209

The fair values of share awards were determined by the market price of the shares at the date of grant.

45 Employees' information (continued)
Share awards (continued)
The number of awards outstanding at 31 December 2008 are shown below.

	Annual bonus scheme	SIP	Restricted	Additional
2002	Liberty International	15,721	–	–
2003	Liberty International	13,378	–	–
2004	Liberty International	16,558	–	–
2005	Liberty International	13,737	–	20,319
2006	Liberty International	16,863	–	34,899
2007	Liberty International	19,650	63,936	40,732
2008	Liberty International	27,754	173,915	94,603
Total		123,661	237,851	190,553

A total of 364,327 ordinary shares were held by LI Share Plan (Jersey) Limited at 31 December 2008 for the purposes of satisfying the future exercise of options and provision of shares on maturity of conditional awards under the annual bonus schemes. A further 249,618 shares (including Partnership, Matching and Dividend Shares) were held by Capita IRG Trustees Ltd as trustee for the SIP.

The total expenses for share-based payments for the group were £0.4 million (2007 – £0.8 million).

46 Pensions
(a) Current pension arrangements
The group operates a number of pension schemes in the United Kingdom and the United States, the assets of which are held in separate trustee-administered funds. The group's current policy is to largely provide future retirement benefits through defined contribution arrangements. Consequently group personal pensions were established in 1997/98 for new and some existing employees and previous schemes closed and, with one exception, wound up.

The one older arrangement not wound up was the Liberty International Group Retirement Benefit Scheme ("the LI Scheme"), which was closed to new members, but continues to accrue future service benefits for those employees who were members at date of closure. It is a funded defined benefit scheme and is not contracted out of the State Second Pension (S2P).

In July 2007, Liberty International PLC acquired a 50 per cent interest in the Earls Court & Olympia group ("EC&O"), whose results are consolidated with Liberty International PLC. EC&O has a hybrid pension scheme comprising an ongoing money purchase section and a final salary section which was closed to new members in 2000, but continues to accrue future service benefits for those employees who were members at date of closure. The final salary section is a funded defined benefit scheme which is contracted out of S2P.

(b) Pension costs
(i) The LI and EC&O Schemes – defined benefit schemes The retirement benefit liability recognised in the balance sheet is the present value of the defined benefit obligations, less the fair value of the Scheme assets, adjusted for past service costs. The defined benefit obligation and current service cost are calculated annually by an independent actuary using the projected unit method. Actuarial gains and losses are immediately recognised in the statement of recognised income and expense. The pension costs and balance sheet items for the year ended 31 December 2008 have been based on the results of the last valuation of the Schemes at 5 April 2008, suitably adjusted for different methodology, rolled forward to 31 December 2008 and adjusted for the different financial conditions applying at that time.

Amounts recognised in income in respect of the Schemes	**2008 £m**	2007* £m
Current service cost	**0.9**	0.9
Interest cost	**3.3**	2.7
Expected return on Schemes' assets	**(4.1)**	(3.3)
Past service cost	**0.2**	–
	0.3	0.3
Actuarial loss immediately recognised in the statements of recognised income and expense	**8.1**	2.6

* Full year for LI Scheme and half year for EC&O Scheme.

Whilst the actuarial gains and losses in respect of the Schemes are dealt with in the statements of recognised income and expense, the difference between the notional interest cost on the Schemes' liabilities and the expected return on the Scheme's assets is included in the group's net interest cost. For the year ended 31 December 2008 this amounts to a credit of £0.8 million (2007 – £0.6 million). Of the current service cost for the year, £1.1 million (2007 – £0.9 million) has been included in administration expenses.

Amounts recognised in the consolidated balance sheet	**2008 £m**	2007 £m
Fair value of Schemes' assets*	**49.9**	59.0
Present value of Schemes' liabilities*	**(56.0)**	(59.2)
Pension liability	**(6.1)**	(0.2)

* The amounts attributable to EC&O at 31 December 2008 are assets of £8.0 million and liabilities of £10.8 million (2007 – £10.0 million and £11.2 million respectively).

46 Pensions (continued)

The pension liability is included in the balance sheet in provisions for liabilities and charges.

Movements in the fair value of Schemes' assets	**2008 £m**	2007 £m
At 1 January	**59.0**	46.9
EC&O assets at acquisition, 30 June 2007	**–**	10.0
Expected return on Schemes' assets	**4.1**	3.3
Excess asset loss	**(13.5)**	(1.8)
Employer contributions paid	**2.5**	2.4
Member contributions paid	**0.2**	0.1
	52.3	60.9
Benefits paid	**(2.4)**	(1.9)
Schemes' assets at 31 December	**49.9**	59.0

The weighted average assets allocations for the year end were as follows:

Asset category:	**31 December 2008 %**	31 December 2007 %
Equities	**54**	60
Index-linked gilts	**21**	18
Property	**4**	6
Corporate bonds	**12**	12
Cash	**9**	4
Total	**100**	100

Movements in the present value of Schemes' liabilities	**2008 £m**	2007 £m
At 1 January	**59.2**	46.5
EC&O liabilities at acquisition, 30 June 2007	**–**	10.0
Current service cost	**0.9**	0.9
Employee Contributions	**0.2**	0.2
Interest cost	**3.3**	2.7
Past service cost	**0.2**	–
Actuarial (gain)/loss	**(5.4)**	0.8
	58.4	61.1
Benefits paid	**(2.4)**	(1.9)
Schemes' liabilities at 31 December	**56.0**	59.2

The main economic assumptions used to calculate the present value of the Schemes' liabilities at 31 December were as follows:

	31 December 2008 % (per annum)	31 December 2007 % (per annum)
Discount rate	**5.7**	5.6
Rate of inflation	**2.7**	3.2
Earnings increases	**4.7***	5.2*
Increases to pensions in payment	**2.7**	3.2
Increases to deferred pensions before payment:		
Left before 1 January 1985	**2.7**	3.2
Left after 31 December 1984	**2.7**	3.2
Expected return on Schemes' assets	**5.8**	7.0

*4.2 per cent (2007 – 4.7 per cent) for EC&O members

	2008 £m	2007 £m
Actual return on Schemes' assets in the year	**(9.3)**	1.5

Mortality assumptions are based on standard tables provided by the Institute of Actuaries using insurance company data updated from time to time to reflect current trends. The standard tables currently used by the LI Scheme are the PA92 (year of birth) medium cohort and those used by the EC&O Scheme are the PA00 (year of birth) medium cohort tables. Both standard tables make allowance for future improvements in longevity based on the year of birth of each member.

46 Pensions (continued)

	At year-end 31 December 2008		At year-end 31 December 2007	
	LI	**EC&O**	LI	EC&O
Weighted average life expectancy for mortality tables used to determine benefit obligations at:				
Male Member age 70 (current life expectancy)	**17.3**	**17.7**	17.3	17.7
Female Member age 70 (current life expectancy)	**20.2**	**19.8**	20.2	19.8
Male Member age 50 (life expectancy at age 60)	**27.3**	**27.2**	27.3	27.2
Female Member age 50 (life expectancy at age 60)	**30.2**	**29.5**	30.2	29.5

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected annual return for each asset class was then weighted based on the target asset allocation and asset values of each section to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 5.8 per cent assumption at 31 December 2008.

Details of experience adjustments for the year to 31 December:

	2008	2007	2006	2005	2004
Fair value of Schemes' assets (£m)	**49.9**	59.0	46.9	42.2	36.3
Present value of Schemes' liabilities (£m)	**(56.0)**	(59.2)	(46.5)	(44.0)	(36.9)
(Deficit)/surplus in the Scheme (£m)	**(6.1)**	(0.2)	0.4	(1.8)	(0.6)
Difference between the expected and actual return on Scheme assets:					
Amount (£m)	**(13.5)**	(1.8)	1.5	2.6	0.8
Percentage of Schemes' assets	**(27.1%)**	(3.1%)	3.2%	6.2%	2.2%
Total (loss)/gain:					
Amount (£m)	**(8.1)**	(2.6)	0.7	(2.6)	(0.5)
Percentage of present value of Schemes' liabilities	**(14.5%)**	(4.4%)	1.5%	(5.9%)	(1.4%)
Experience (loss)/gain on Schemes' liabilities:					
Amount (£m)	**(0.7)**	(1.1)	0.5	(1.1)	(1.0)
Percentage of the present value of the Schemes' liabilities	**(1.3%)**	(1.9%)	1.1%	(2.5%)	(2.8%)

The group has no significant exposure to any other post-retirement benefit obligations.

The estimated amounts of contributions expected to be paid to the Schemes during 2009 is £2.4 million.

(ii) Defined contribution arrangements The pension charge in respect of the other schemes are the actual contributions paid. These amount to £1.4 million, (2007 – £1.0 million) in respect of the other UK pension schemes and £0.1 million (2007 – £0.1 million) for the US scheme.

47 Events after the balance sheet date

On 28 April 2009, the company announced a proposed capital raise of £620 million, before expenses, through a fully underwritten Firm Placing and a Placing and Open Offer. The proposed Capital Raise is subject to ratification at an Extraordinary General Meeting to be held on 22 May 2009.

The Firm Placing will be of 104,839,061 new ordinary shares at a price of 310p per new ordinary share. The Placing and Open Offer will be of 95,161,642 new ordinary shares at a price of 310p per new ordinary share.

The company intends to utilise the net proceeds of £592 million to reduce the group's net indebtedness.

We commissioned our external valuers to perform property valuations at 31 March 2009 for the purpose of the Capital Raise.

The pro forma balance sheet at 31 December 2008 is shown below, based on the assumption that the Capital Raise proceeds. The unaudited pro forma statement of net assets is based on the audited consolidated balance sheet of the group as at 31 December 2008, as adjusted to illustrate the effect of the revaluation of the group's investment properties as at 31 March 2009 and the Capital Raise as if those events had been completed on 31 December 2008. No account is taken of any results or other activity since 31 December 2008.

47 Events after the balance sheet date (continued)

	Audited	Unaudited		
	Consolidated net assets of the Group at 31 December 2008	Property valuation 31 March[1] 2009	Proceeds of the Firm Placing and Open Offer, net of expenses	Pro forma consolidated net assets at 31 December 2008
Assets				
Investments and development properties	7,074.4	(600.9)		6,473.5
Cash and cash equivalents	70.9		592.0	662.9
Trade and other payables	192.8			192.8
Investments	128.6			128.6
Other assets	64.2			64.2
Total assets	**7,530.9**	**(600.9)**	**592.0**	**7,522.0**
Liabilities				
Borrowings	4,290.7			4,290.7
Trade and other payables	426.7			426.7
Derivative financial instruments	818.5			818.5
Other liabilities	9.2			9.2
Total liabilities	**5,545.1**		**–**	**5,545.1**
Net assets	**1,985.8**	**(600.9)**	**592.0**	**1,976.9**
Minority interests	**(27.8)**	**14.6**	**–**	**(13.2)**
Equity shareholders' funds	**1,958.0**	**(586.3)**	**592.0**	**1,963.7**
NAV per share (diluted, adjusted)	745p			493p
Debt to assets	58%			54%

1 The market value of the group's investment and development properties has been updated to reflect movements in valuation to 31 March 2009. The Directors estimate that after taking into account capital expenditure, asset sales and currency movements, the underlying like-for-like reduction in the value of investment and development properties since 31 December 2009 amounted to 8.0 per cent for CSC completed UK regional shopping centres and 8.5 per cent overall, indicating continued outperformance of IPD which fell by 8.9 per cent for the equivalent period.

Corporate responsibility

Corporate responsibility (CR) initiatives have been reported as a central part of our business activities for the last six years. We have invested significant management resources in developing programmes to improve our energy consumption efficiencies and waste disposal procedures, as well as extending our engagement with the communities served by all parts of our business. Our business is founded on people and places and the ownership of prime property assets. We are very much a part of the diverse communities we serve and will always work to enhance our involvement in partnership with others. We remain committed to developing our community links and maintaining our environmental credentials.

Governance
The Board takes direct responsibility for determining policy and strategic direction on CR matters. Our broad strategic direction is disseminated through the CR Board Committee and progress against our operational objectives is delegated to the CR Management Committee. Delivery of the agreed action plans, targets and objectives is the responsibility of executive management reporting to the CR Management Committee, as appropriate.

Recognition
During 2008 we joined the Dow Jones Sustainability Indexes which included the SAM Corporate Sustainability Assessment. We were delighted to be included amongst the top 15 per cent from each SAM sector who qualified for inclusion in the SAM Sustainability Yearbook 2009. We also came 26 out of 50 in the inaugural Sunday Times Best Green Companies Award. We continue to refine CR risks that impact on our business, benchmarking against best practice, including GRI, FTSE4Good, JSE SRI Index and the BiTC Corporate Responsibility Index.

Environment
A further reduction of seven per cent in the carbon footprint of our ten directly managed shopping centres was a highlight of our 2008 environment programme. Work continued with the Carbon Trust to assess future scope for cutting carbon emissions at the shopping centres. The majority of our electricity supplies are procured from renewable sources. Free charging stations for electric cars were introduced at nine of our shopping centres in 2008. This forms part of our plan to provide our shoppers with genuine choices in the method of transport they use to visit our centres. Comprehensive Travel Plans setting out the alternatives are now in place for all but one of our directly managed shopping centres. Further progress has been made in increasing waste streaming and recycling. For the first time the percentage of waste sent for recycling was greater in 2008 than the amount sent to landfill.

Stakeholders
Our commitment to delivering high standards across all aspects of our operations remains undiminished and our health and safety record continues to be excellent. Every practical step is taken to achieve our objective of offering our shopping customers a secure and safe environment at all our centres. Amongst our staff, there were again no reportable incidents in 2008, a measure we strive to achieve every year. As a response from retailers in our directly managed shopping centres, retailer handbooks in a common format across the portfolio have been distributed to all occupiers of our directly managed shopping centres. To ensure that the latest information is available to those needing the information, a secure website has been created. We have active community programmes partnered with national organisations dedicated to supporting youth, education and the prevention of crime with three new charitable partners signed up in 2008 for projects commencing in 2009. The Breakthrough Apprenticeships initiative based at Victoria Centre, Nottingham, working with the charity Catch22, has seen 19 young people from troubled local communities taking their first steps onto the employment ladder. Our centre management teams donated 4,510 hours involvement in community-related projects in addition to £290,000 given in corporate charitable donations. To support our staff in their charitable efforts the first awards to staff for charitable initiatives were made from the newly created CR Staff Recognition Fund in 2008. To further involve staff in our CR activities we launched in 2008 company-wide annual CR presentations.

The full Corporate Responsibility Report 2008 can be found at www.liberty-international.co.uk/cr and a printed short six page version is available on request. Our seventh corporate responsibility report covers activities for the year to 31 December 2008, although most of the shopping centre statistical information is for the 12 months to 30 September 2008. In compiling this report, we have informally applied best practice guidance, including that from the Global Reporting Initiative (GRI-G3), Association of British Insurers (ABI), Department of the Environment, Food and Rural Affairs (DEFRA) and Business in the Community (BiTC). 2008 has seen the steady development of our CR initiatives on all fronts and we are confident that, with the enthusiasm and commitment of our staff together with the support of our consultants and suppliers, we can drive forward our corporate responsibility agenda as part of our stated aim of delivering long-term shareholder value.

Corporate governance

The company is required to comply with the "Combined Code – Principles of Good Governance and Code of Best Practice" issued by the Financial Reporting Council in 2003 and revised and reissued in 2006.

The framework of corporate governance
The Board's overarching objective is to ensure that the group delivers long-term sustainable growth in returns for its shareholders.

Liberty International recognises that corporate governance is not an end in itself but an important means to an end. The Code contains no definition of corporate governance. The first supporting principle it contains, at provision A.1, reads as follows:

"The Board's role is to provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board should set the company's strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives and review management performance. The Board should set the company's values and standards and ensure that its obligations to its shareholders and others are understood and met."

The Board believes that any system which is adopted must also be geared to meeting the necessary standards of accountability and probity, it considers that the processes which it has adopted do so.

The Board is accountable to the company's shareholders for the good conduct of the company's affairs and the information and statements set out below describe how the principles contained in the Code are applied by the company. The company's internal procedures are regularly reviewed and updated by the Board and the various relevant Board Committees.

The terms of reference which are the foundation of those procedures specify responsibilities and levels of responsibility. They cover all aspects of the company's activities including those relating to financial, operational and compliance controls and risk management.

The company has also demonstrated a strong commitment to high standards of corporate responsibility, details of which are set out in the CR Review on page 78 and on the company's website. The company has been included in the FTSE4Good listing, the JSE SRI index, the Dow Jones Sustainability Index and other important indices.

Statement of compliance
The Board believes that, as demonstrated by the information set out in this section together with the statements and procedures referred to in the Directors' remuneration report on pages 85 to 90, the company has applied the principles and complied with the provisions set out in Section 1 of the Code throughout the accounting period under review, save as indicated on page 84.

Relations with shareholders and the investment community
The company seeks to develop regular dialogue with individual and institutional shareholders through meetings and announcements and constructive liaison with private shareholders who also have the opportunity to attend and put questions at the company's Annual General Meeting. The company has a comprehensive website on which up-to-date information is available to all shareholders and potential investors.

The company has a strong investor relations programme. The Chairman, Chief Executive and Finance Director aim to meet major shareholders and analysts at least twice a year to discuss the results of the group, to learn of any concerns that may have arisen and (within the appropriate constraints) to respond to any queries they may have. The Non-Executive Directors may attend such meetings. The Chief Executive and Finance Director maintain file notes of all meetings with investors and provide a full briefing to the Board. Investor relations, and reports from the company's brokers on meetings with investors, are a regular agenda item at Liberty International Board meetings.

The Board
The Board is responsible not only to all shareholders but to its other stakeholders for the effective control and proper management of the Liberty International group. A description of the company's activities over the last year is contained in the Chairman's statement on pages 7 to 8, the Operating Review on pages 9 to 16, the Financial Review on pages 17 to 35 and the CR Review on page 78.

Certain matters have been reserved for decision by the whole Board and a schedule setting out a list of these is regularly reviewed. In other cases the Board has delegated its authority under clearly defined conditions to technical Committees of the Board. It has been the Board's custom over many years to ensure that major decisions are taken after a reiterative process which involves examination and review at several levels. In part, this examination and review process is dealt with by the Board Committees mentioned below.

At the year end, the Board consisted of the Chairman, Mr Burgess, four Executive and five Non-Executive Directors. The Board's view on the independence of the Non-Executive Directors is set out on page 82.

The separate roles of the Chairman Mr Burgess and of the Chief Executive, Mr Fischel, are recognised and have been defined by the Board.

The Chairman has been appointed for an initial period of one year, with a notice period of six months.

The Executive Directors have service contracts which each have a notice period of 12 months. Non-Executive Directors are appointed for three year periods and their continuing service thereafter is subject to review by the Board.

Following the appointment of Mr Burgess as Chairman during the year, Mr Rowley was appointed as Senior Independent Director in September 2008.

In accordance with the Articles of Association, Directors are subject to retirement and re-election by shareholders, at least every three years.

The Board met eight times in the year under review to consider all aspects of the company's affairs and information requested from management. Additional meetings are arranged when necessary and Directors are kept regularly informed of the up-to-date business position of the group. The Chairman and Executive Directors regularly contact the Non-Executive Directors to discuss specific matters, typically of a strategic nature. There are regular informal meetings with the Non-Executive Directors.

The Chairman of the Audit Committee, Mr Rowley (previously Mr Burgess), holds regular meetings with the Internal Auditor, to monitor and progress matters between scheduled Audit Committee meetings. Mr Rowley also meets the Chairman and Chief Executive between Board meetings. The Chairman of the Remuneration Committee, Mr Henderson (previously Mr Buchanan), holds regular meetings with the Chief Executive and the Company Secretary to progress remuneration matters between scheduled Remuneration Committee meetings. Other Non-Executives provide input from time to time on specific issues (e.g. property issues).

The Board discusses and makes decisions relating to, but not limited to: strategy; top management performance, retention, remuneration and succession; financial measures and performance; acquisitions and disposals, other capital expenditure and controls; risk management; corporate reputation, including shareholder communication; and the Board's own effectiveness. It also receives reports on the proceedings of its Committees. Each Board Committee's established authority limits are reviewed on an annual basis by the Audit Committee and, subsequently, by the full Board.

The Chairman's role is to ensure that the Board's discussions go into any matter put before it in adequate depth and in an appropriately focused way, that the opinions of all the Directors are taken into account and accorded proper weight, and that all the Board's decisions are supported by adequate and timely information.

Matters relating to corporate governance are kept under regular review by the Audit Committee as well as by the full Board. Matters relating to corporate responsibility are also kept under regular review by the CR Committee as well as by the Board.

All items which fall outside the normal course of business are carefully recorded and reviewed and monitored by the Chief Executive, the Company Secretary and General Corporate Counsel and, in accordance with the amounts involved, referred to the relevant Board Committee or to the Board itself. The company's position has always been that, in the event that a Director has a concern which cannot be resolved about the running of the company or a proposed action, such concern is recorded in the minutes. The Board considers that it has clear and robust procedures for monitoring the approval of all transactions within the group, no matter what their size, through formal Board Committees and formally delegated authority limits, and the signing of all documents.

A table of attendance of members of the Board/Committees during 2008 is set out below:

	Board (6 meetings)	Audit Committee (5 meetings)	Remuneration Committee (3 meetings)	Investment Committee (6 meetings)	CR Committee (3 meetings)
Chairman					
D.P.H. Burgess (appointed as Chairman 1 August 2008)	6	3	2	6	3
Executive Directors					
D.A. Fischel	6	–	–	6	3
I.C. Durant (appointed 21 April 2008)	5	–	–	2	–
K.E. Chaldecott	6	–	–	6	3
I.D. Hawksworth	6	–	–	6	–
Non-Executive Director					
G.J. Gordon	4	–	–	–	–
I.J. Henderson (appointed to Nomination and Review Committee 1 October 2008)	5	–	3	–	3
M. Rapp	5	–	–	6	–
R. Rowley (appointed to Remuneration Committee and Nomination and Review Committee 1 October 2008)	5	5	1	–	–
N. Sachdev (appointed to Audit Committee and Remuneration Committee 1 October 2008)	5	2	1	–	–
Former Directors					
J.G. Abel (retired 31 December 2008 but remains a member of the Investment Committee)	5	–	–	6	–
A.C. Smith (resigned 31 March 2008)	1	–	–	–	–
R.M Cable (retired 18 April 2008)	1	–	–	–	–
L. James (retired 18 April 2008)	1				1
Sir Robert Finch (resigned 31 July 2008)	2	–	–	5	1
R.W.T. Buchanan (retired 31 December 2008)	4	1	2	–	–

Note: There were no meetings of the Nomination & Review Committee during 2008, as relevant matters were considered by the full Board.

The Directors have always had high levels of attendance at Board and Committee meetings. There are a number of important Committee meetings between Board meetings and these are normally fully attended. Meeting papers are distributed in a timely manner giving Directors sufficient time to consider matters for discussion. In addition, Directors are kept fully informed of progress on matters between formal meetings by way of ad hoc meetings and other communications on a regular basis.

The principal business commitment of Mr Burgess, the Chairman, is his Chairmanship of Liberty International.

Mr Durant is a director of FTSE 250 company Greene King PLC. Mr Hawksworth is a director of AIM-listed Japan Residential Investment Company Limited. Both directors retain the fees paid in respect of such external directorships. No other Executive Director of Liberty International PLC currently serves as a Non-Executive Director elsewhere.

The terms of reference for each of the Audit, Remuneration and Nomination and Review Committees described below are available on the company's website. The terms of appointment for each of the Non-Executive Directors are available on written request from the Company Secretary at Liberty International.

Investment Committee
During the year, the Investment Committee reviewed all projects and project expenditure in detail. The members of the Investment Committee were Mr Rapp (Chairman), Sir Robert Finch (resigned 31 July 2008), Mr Burgess, Mr Fischel, Mrs Chaldecott, Mr Durant (appointed 21 April 2008), Mr Hawksworth, and Mr Abel.

Audit Committee
The members of the Audit Committee during the year under review were, Mr Burgess (Chairman until he stepped down from the Committee on 1 August 2008), Mr Rowley (appointed as Committee Chairman on 1 August 2008), Mr Buchanan (stepped down 30 September 2008) and Mr Sachdev (appointed 1 October 2008). Mr Burgess attends at the request of the Committee. The Board considers Mr Rowley to have recent and relevant financial experience. Both the current members are independent in the Board's opinion.

The Audit Committee is responsible for, among other matters, monitoring the adequacy of the group's financial and internal controls, the efficiency and aptness of the company's risk management and insurance procedures and arrangements, accounting policies and financial reporting and a responsible approach to taxation, providing a forum through which the auditors can report to the Board and for ensuring the provision of information to enable the Board to present a balanced and understandable assessment of the company's position and prospects. The Audit Committee monitors and reviews the effectiveness of the internal audit activities.

The terms of reference of the Audit Committee are reviewed annually.

The Audit Committee also makes recommendations on the appointment, reappointment or removal of the company's external auditors. To date the Board has always accepted the Audit Committee's recommendation.

In the event that the Board does not accept the Audit Committee's recommendation, a statement will be provided in the company's annual report and accounts.

The company has a policy to ensure that the provision of non-audit services does not impair the external auditor's independence or objectivity. The term "non-audit services" does not include reference to any advice on tax. The Audit Committee has delegated to the Executive Directors the authority to contract for non-audit services with the external auditors subject to observing the following guidelines:

(a) Executive Directors have the authority to commission the external auditors to undertake non-audit work where this is in relation to a specific project with a cost not exceeding the lower of £50,000 or 15 per cent of the estimated annual level of the auditors' fees for the time being. If the cost is likely to exceed the limits mentioned above, the agreement of the Chairman of the Audit Committee is required before the work is commissioned;

(b) when external auditors are considered for the provision of non-audit work, the Executive Directors must consider whether proposed arrangements will maintain audit independence;

(c) the external auditors must certify to the company that they are acting independently and the Audit Committee or the commissioning Director (as applicable) must be satisfied that such is the case;

(d) in providing a non-audit service, external auditors should not:
   (i) audit their own work;
   (ii) make management decisions;
   (iii) create a mutuality of interest; or
   (iv) find they have placed themselves in the role of advocate for the company.

Corporate Responsibility Committee
Liberty International's strong commitment to high standards of Corporate Responsibility is the responsibility of the Chairman and the Board and is managed through a CR Committee. The members of the CR Committee during the year under review were Sir Robert Finch (Chairman of the Committee until his resignation on 31 July 2008), Mr Burgess (appointed as Committee Chairman on 1 August 2008), Mr Badcock (retired 31 January 2008), Mr Fischel, Mrs Chaldecott (appointed 22 January 2008), Mr Henderson, Mrs James (retired 18 April 2008), Mr Nicoll (Director of CR) and Mr Dalton (CR Executive) (appointed 22 January 2008).

The CR Management Committee comprises Directors and Senior Executives from all sections of the business and reports to the CR Committee, which in turn reports to the Board.

The CR review, in summary, appears on page 78.

Nomination and Review Committee
The members of the Nomination and Review Committee during the year under review were Sir Robert Finch (Chairman until his resignation on 31 July 2008), Mr Burgess (appointed as Committee Chairman on 1 October 2008), Mr Buchanan (stepped down 30 September 2008), Mr Henderson (appointed 1 October 2008), Mrs James (retired 18 April 2008) and Mr Rowley (appointed 1 October 2008).

The terms of reference of the Nomination and Review Committee are reviewed annually.

The Committee is responsible for carrying out an annual performance evaluation of the Board, its Committees and individual Directors, as well as making recommendations to the Board on appointments to the Board and to subsidiary Boards and on succession planning. In 2008 the established practice of a comprehensive performance evaluation of the Board, its Committees and individual Directors was carried out by way of detailed questionnaires followed by discussion, the results of which were considered early in 2009 by the members of the Nomination and Review Committee, the Board, and the relevant Board Committees. In addition, the Senior Independent Director carries out an annual evaluation of the Chairman.

The responses to all questions relating to the performance of the Board and its Committees were generally highly positive and showed a continued high level of satisfaction with the performance of the Board and its Committees.

There is a comprehensive induction programme for new Directors and the Committee considers the need for existing Directors to update and refresh their skills and knowledge as part of the annual performance evaluation exercise.

The Nomination and Review Committee evaluates the skills available on the Board and determines when appointments and retirements are appropriate. The Committee met early in 2009 and carefully considered the balance of the Board and the following matters were recommended and approved by the full Board:

(1) That Mr Rapp be invited to remain on the Board for a further period of one year.

The Company has previously reported that Mr Rapp would retire at the 2009 Annual General Meeting, however in light of the significant changes to the composition of the Board during 2008, and as Mr Rapp's contribution to the group is considered by the Committee and the Board to be outstanding, a further one-year term was recommended. The Board considers that Mr Rapp remains robustly independent, as further explained below and on page 83.

(2) That one or two additional independent Non-Executive Directors be appointed during 2009 to ensure that: (a) there is an appropriate balance between independent and non-independent Directors on the Board; (b) the membership of the Audit Committee is increased from two to three Non-Executive Directors in line with the Combined Code; and (c) the Board is strengthened by additional knowledge, skills and experience on the Board.

Subject to the changes above, the Nomination and Review Committee has determined that the current balance of skills, knowledge and experience on the Board and on the Board Committees is satisfactory, but will of course be kept under review.

The composition of the Board, in terms of the balance of independent and non-independent Directors, is as follows:

	Independent in opinion of Board	Non-Independent in opinion of Board
D.A. Fischel (Executive Director)		✔
K.E. Chaldecott (Executive Director)		✔
I.C. Durant (Executive Director)		✔
I.D. Hawksworth (Executive Director)		✔
G.J. Gordon (representative of major shareholder)		✔
I.J. Henderson	✔	
M. Rapp (note 1)	✔	
R. Rowley	✔	
N. Sachdev	✔	
Total*	4	5

* Code provision A.3.2. of the Combined Code on Corporate Governance states that "...at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent". An explanation for the non-compliance with this provision is given on page 84.

Note 1 – Mr Rapp has served on the Board for more than nine years. Notwithstanding the length of service, the Board considers that Mr Rapp is fully independent and free from any business or other relationship which could interfere with the exercise of his independent judgement.

The continuing independence of Mr Rapp was carefully considered and reviewed by the Board during the annual performance evaluation, and the Nomination and Review Committee also undertook a separate review specifically focused on independence, taking into account the issue of Board succession and refreshment.

The conclusion of both reviews was that Mr Rapp remains robustly independent. In forming this view, the Board and the Nomination and Review Committee considered:

(a) his financial independence from the company; (b) his business commitments outside the company; (c) his personal character; and (d) his experience as evidenced by his past and present career. In particular, Mr Rapp is Chairman of Floral Holdings Limited. The reviews were considered by the Board to be in depth, specific to the individual and suitably rigorous. The entire Board, and significantly the independent Non-Executive Directors continue to judge Mr Rapp as independent.

Shareholders should also take into account the company's general adherence to high standards of corporate governance and the active process of Board refreshment in place, as demonstrated by the appointment of two independent Non-Executive Directors in the past four years and the planned recruitment of one or two further independent Non-Executive Directors during 2009.

Remuneration Committee
The members of the Remuneration Committee during the year under review were Mr Buchanan (Chairman until he stepped down on 30 September 2008), Mr Burgess (stepped down on 1 August 2008), Mr Henderson (appointed as Committee Chairman on 1 October 2008), Mrs James (retired 18 April 2008), Mr Rowley (appointed 1 October 2008) and Mr Sachdev (appointed 1 October 2008). Mr Buchanan remained as a special adviser to the Remuneration Committee until he stepped down from the Board on 31 December 2008.

The Committee's primary responsibilities are to determine the remuneration packages and other terms and conditions of service applying to Executive Directors and Senior Executives of the group and the provision of incentivisation and performance related benefits to any Executive Director or employee. The Directors' remuneration report is set out on pages 85 to 90.

Independence of Non-Executive Directors
At the start of the year half the Board comprised independent Non-Executive Directors. At the end of the year there were four independent Non-Executive Directors and five non-independent Directors. The Code requires that the Board should identify each Non-Executive Director it considers to be independent. Accordingly, details for each Director are set out below:

Mr G.J. Gordon Mr Gordon is the son of Sir Donald Gordon, the former Chairman of Liberty International and a substantial shareholder. Mr Gordon is not therefore considered by the Board to be fully independent. Mr Gordon has served more than nine years and accordingly offers himself for annual re-election by shareholders. Mr Gordon has appointed Mr R.M. Gordon as his alternate.

Mr I.J. Henderson Mr Henderson was appointed to the Board on 7 February 2005. Mr Henderson is regarded by the Board as independent, and he has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Mr M. Rapp Mr Rapp has served on the Board for over 20 years. The Board has asked Mr Rapp to remain in office until the 2010 AGM. The Board considers that Mr Rapp is fully independent and is free from any business or other relationship which could materially interfere with the exercise of his independent judgement, notwithstanding his length of service. Mr Rapp has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent. Further explanation regarding the independence of Mr Rapp is provided under the section headed "Nomination and Review Committee" above.

Mr R. Rowley Mr Rowley was appointed to the Board on 17 May 2004. Mr Rowley is regarded by the Board as independent, and he has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Mr N. Sachdev Mr Sachdev was appointed to the Board on 1 November 2006. Mr Sachdev is regarded by the Board as independent, and he has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Directors' Conflicts of Interest
At the 2008 Annual General Meeting, the Articles of Association of Company were amended with effect from 1 October 2008 to give the Directors authority to authorise conflicts and potential conflicts of interest under provisions of the Companies Act 2006 which took effect from that date.

The Board has adopted a formal procedure for the identification of conflicts under which Directors must notify the Chairman of any potential conflicts. The Chairman then decides whether a conflict exists and recommends its authorisation by the Board where appropriate.

Internal control
It is the Board's responsibility to oversee the group's system of internal control and to keep its effectiveness under review. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only a reasonable, rather than absolute, assurance against material misstatement or loss.

The Board has established an ongoing process for identifying, evaluating and managing the significant risks of the group and this has been in place throughout the year ended 31 December 2008 and up to the date of approval of the Annual Report and Accounts. It is regularly reviewed by the Board and it complies with the 2005 Financial Reporting Council's internal control guidance for Directors.

Liberty International has an internal audit function. The Internal Auditor reports to the Audit Committee and, in addition, has regular meetings with the Chairman of that Committee.

The Board regularly receives detailed reports setting out key performance and business risks from the individual business units, together with financial reports. Monitoring of key indicators allows the Board to consider control issues. The Board receives regular reports through the Audit Committee from both the internal audit and compliance functions, which may include recommendations for improvement.

The internal audit function carries out an annual review of internal controls, which includes a group-wide certification that effective internal controls are in place and are being operated effectively. The Internal Auditor carries out a programme of verification of the certification and reports his findings to the Audit Committee.

Internal financial reporting
Key internal financial reporting procedures, which exist within the wider system of control, are described under the following headings:

Financial information The group has a comprehensive system for reporting financial results to the Board; each business unit prepares regular financial reports with comparisons against budget. The Board reviews these for the group as a whole and takes action when appropriate.

Major investments All major investments of the group, whether in the ordinary course of business or of an exceptional nature, are reviewed by at least one Committee of the Board and by the Board itself before being authorised and implemented.

Group treasury The group has a centralised treasury function which reports to the Board on a regular basis. The reports provide details of counterparties, interest rate and foreign exchange risks and derivatives. Additional information on this subject is given in note 27 on pages 60 to 64.

Operating unit financial controls Key controls over major financial risks include reviews against performance indicators and exception reporting. The operating units make regular assessments of their exposure to major financial risks and the extent to which these risks are controlled. These assessments are considered and reviewed by the Board and by regular internal audit visits.

The Board has conducted a review of the effectiveness, on the basis of criteria set out in The Financial Reporting Council's Revised Guidance for Directors on the Combined Code issued in 2005, of systems of internal financial control for the year ended 31 December 2008 and has taken into account material developments which have taken place since the year end.

Non-compliance with the Combined Code
Liberty International did not comply with the following two Code provisions for part of the year ended 31 December 2008:

A.3.2. The Code provides that at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. Between 1 January 2008 and 31 July 2008, at least half the Board comprised independent Non-Executive Directors. Following the resignation of Sir Robert Finch on 31 July 2008 and the appointment of Mr Burgess as Chairman on 1 August 2008, there were five independent Non-Executive Directors and six non-independent Directors. Following the retirement of Mr Abel and Mr Buchanan on 31 December 2008, there were four independent Non-Executive Directors and five non-independent Directors. However, it is intended that one or two new independent Non-Executive Directors will be appointed in 2009 following which there will be five or six independent Non-Executive Directors and five non-independent Directors.

C.3.1 The Code recommends that the Audit Committee comprises at least three independent Non-Executive Directors. Mr Burgess stepped down from the committee on 1 August 2008 following his appointment as Chairman. Accordingly, there are now only two members of the Audit Committee and the Committee has therefore not met the Code provision since 1 August 2008. However, it is intended that one new independent Non-Executive Director to be appointed in 2009 will be appointed to the Audit Committee.

R.O. Rowley
Senior Independent Director on behalf of the Board

28 April 2009

Directors' remuneration report

This report is produced in accordance with Schedule 7A to the Companies Act 1985 introduced by the Directors' Remuneration Report Regulations 2002 and contains both auditable and non-auditable information. The information subject to audit is set out in table 3 and table 4 on pages 89 and 90 respectively.

Remuneration Committee
The Remuneration Committee's principal responsibility is to determine remuneration for the group's Executive Directors and senior executives. The Committee is constituted under terms of reference laid down by the Board. These terms are designed to enable the company to comply with the requirements relating to remuneration policy contained in "The Combined Code on Corporate Governance" ("the Code"). The full terms of reference of the Committee can be found on the Liberty International website and copies are available on request.

The members of the Remuneration Committee during the 2008 financial year were Mr Buchanan (Chairman until he stepped down on 30 September 2008), Mr Burgess (stepped down on 1 August 2008 following his appointment as Chairman of Liberty International), Mr Henderson (appointed as Committee Chairman on 1 October 2008), Mrs James (retired 18 April 2008), Mr Rowley (appointed 1 October 2008) and Mr Sachdev (appointed 1 October 2008). Mr Buchanan remained as a special adviser to the Remuneration Committee until he stepped down from the Board on 31 December 2008. The Chairman, Chief Executive, and Company Secretary attended meetings by invitation and provided advice to the Committee to help it make informed decisions. No director was present when his or her own remuneration was being discussed. During the year, the Committee met three times.

External advice
The Committee also received information and independent advice from Kepler Associates, an external consultancy, who were appointed by the Committee. During the year, Kepler Associates provided advice to the Committee on market trends, incentive design and other remuneration matters. Kepler Associates does not advise the company on any other matters.

Bonuses in respect of year ended 31 December 2008
Two Executive Directors; David Fischel, Chief Executive and Kay Chaldecott, Managing Director of Capital Shopping Centres, have each waived their entitlement to a bonus payment of any kind, whether in cash or in shares, in respect of the year ended 31 December 2008.

The Remuneration Committee will honour bonus payments to the remaining two Executive Directors, Messrs Hawksworth and Durant to each of whom there is a prior obligation to make such a payment as part of their joining arrangements. These payments are set out in Table 3 on page 89 of the Directors' Remuneration Report.

The Remuneration Committee has also decided that no shares will be awarded for 2008 under the company's SIP arrangements. Only minimal cash bonuses will be paid to certain staff and to only four Senior Executives.

The Remuneration Committee has decided that in order to continue to motivate and retain key staff, it intends to grant options over approximately 3.6 million ordinary shares in Liberty International to a total of 59 Executive Directors and staff during 2009. It should be noted that no options at all have been granted since 2004. The Remuneration Committee considers that share options closely align the interests of staff with shareholders, and provide a long-term retention mechanism as such options can only be exercised after a minimum of three years from the date of grant. Their exercise will be subject to suitable performance conditions.

Set out below are details of the company's incentive arrangements.

Annual salary review
The Remuneration Committee has decided, in the light of the current market conditions, that no pay rises will be awarded to any of the Directors in 2009, other than in respect of Mr Durant to whom the company has a contractual obligation to award a pay increase. The Committee has noted, from up-to-date comparative data prepared by an independent third party, that the pay of the Executive Directors has fallen further behind that of the company's peer group. The Remuneration Committee will consider this again carefully in 2010.

Also, no pay rises are proposed for 2009 for the Senior Executives other than in only a very small number of exceptional cases.

Remuneration policy for Executive Directors
The company's remuneration policy aims to attract, motivate and retain high calibre executives by rewarding them with competitive compensation and benefit packages. These packages are linked to both business and individual performance. In determining policy, the Remuneration Committee has given full consideration to the best practice provisions of the Code. The Remuneration Committee has complied with the principles and provisions of the Code in developing remuneration policies. These policies align directly the interests of Executive Directors and senior staff with the performance of the company and the interests of shareholders. There is no formal requirement for Directors to hold shares in the company. However there is an expectation that Directors will want to own shares. Indeed the majority of Directors do own shares in the company.

The key objectives of Liberty International's remuneration policy are to:

- Align executive and shareholder interests
- Reward executives primarily for results
- Attract and retain high quality individuals
- Provide value for money for shareholders
- Deliver upper quartile total remuneration for upper decile performance
- Follow best practice as far as possible, and explain any divergence
- Be simple and flexible

Past practice demonstrates that the company's approach to remuneration is responsible and restrained.

The policy and the components of the remuneration package as described below were applied during the year under review.

The components of the remuneration package are:

(1) Annual base salary and benefits Salaries of Executive Directors and other staff are reviewed annually in the light of competitive market practice, including reference to comparable data of other companies in the FTSE 100 and the real estate sector. The main elements of the benefits are pension contributions, private healthcare and the provision of company cars or cash alternative.

(2) Performance-related remuneration
Performance-related components include annual bonus arrangements as well as the annual review of salaries in the light of individual and corporate performance. The policy is to place emphasis on the performance-related components of each Director's remuneration, whilst ensuring that the base salary remains competitive.

The aggregate cost of annual bonuses which may be provided under the group's annual bonus scheme, excluding employer's National Insurance, is not expected to exceed 40 per cent of the aggregate base salaries of all eligible employees. There is no specified maximum award for the individual Directors. However, the Committee pays close regard to the overall remuneration culture of the company in this respect. The Remuneration Committee decides on the appropriate level of bonus award for Directors each year depending on group results and individual performance. In relation to the annual share-based bonuses for Directors and senior executives, the Remuneration Committee sets rigorous and challenging additional performance criteria based on personal and corporate targets. Exceptional performance is also rewarded.

Bonuses are paid by way of allocation of cash as well as Restricted and Additional shares with a view to ensuring that the group has in place effective reward and retention plans.

Performance criteria for payments under the annual bonus arrangements are based on the achievement of both corporate and individual results and objectives against predetermined budgets and targets.

The corporate performance targets for the annual bonus arrangements are described in the following table:

Table 1

Annual bonus targets	Comparator
Shareholders' Funds	Prior year Shareholders' Funds
Asset Performance	IPD Monthly Index
Profit before tax, valuation, and exceptional items for the year	Budget and Prior year profit

In addition, each executive is evaluated on both individual and overall corporate objectives. The individual objectives are tailored before the beginning of each year and include specific strategic, financial and implementation goals. Bonuses are set on the achievement of those objectives.

Not less than two-thirds of the annual bonus for Executive Directors is determined on the basis of objective performance measures, primarily financial.

Following the end of the financial year, the Committee reviews the performance of executives and the group as a whole, against the set corporate and individual objectives and then determines the level of bonus payable.

Part of the bonus is awarded, at the company's election, in the form of shares in the company, conditional on the individuals concerned remaining in employment for specified periods. The Remuneration Committee decides each year on the proportion of cash and shares to be awarded to employees.

The conditional awards comprise "Restricted" shares and "Additional" shares. Additional shares awarded are equal to 50 per cent of the Restricted shares and SIP shares (see below) combined. Employees must remain in employment with the company for periods of two years after the date of award for Restricted shares, and four years after the date of award for Additional shares, before such shares are released.

It should be noted that the Remuneration Committee has decided not to set corporate performance targets for 2009 given the severe economic conditions prevailing and instead will use its discretion having regard to individual objectives.

There is also a performance related bonus plan (the "Plan") in addition to the normal bonus arrangements described above. The Plan is linked to both absolute and relative shareholder returns as well as growth in earnings. It is the company's policy that a significant proportion, up to 70 per cent of Executive Director and Senior Executive total remuneration be performance related. In addition to supporting the Committee's remuneration policy, the key objectives of the plan are to (a) align the interests of executives with shareholders; (b) play a vital role in the retention and recruitment of talent; and (c) encourage additional long term share ownership by executives, based on delivering superior performance.

The aggregate pool for the Plan is based on three measures which the Remuneration Committee believes are the best indicators of success and are aligned with shareholder value creation: total return on shareholders' funds; out-performance of the Investment Property Databank (IPD) Capital Growth Index; and absolute EPS growth.

Individual awards under the Plan are deferred into shares and released after 2 and 4 years. Deferred amounts would be forfeited on resignation.

At the end of the performance period, the Remuneration Committee allocates awards on a discretionary basis from the pool based on individual performance but having regard to the measures described. The Committee considers environmental, social and governance performance when determining both the overall incentive pool at the year end and the allocation of the incentive pool to individuals.

It is the Committee's desire to maintain a near median base salary culture while providing incentives that can deliver an upper quartile level of total remuneration for significant out-performance. The net effect is to increase the emphasis on "pay for performance".

(3) All employee share schemes The company has in recent years operated and provided funds for an Employee Share Ownership Plan ("ESOP") which uses the funds to purchase shares required under the annual bonus scheme.

The company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer worthwhile tax advantages to employees and to the company. Also, as part of the SIP arrangements, the company offers eligible employees the opportunity to participate in a "Partnership" share scheme, the terms of which are governed by HM Revenue & Customs regulations.

(4) Pensions Executive Directors and staff who joined the company prior to April 1997 continue to participate in the group's defined benefit pension scheme. This scheme provides a pension of up to two-thirds of salary on retirement, dependent on length of service and HM Revenue & Customs approved limits. Pension contributions for Executive Directors are calculated by reference to base salary.

Executive Directors and staff who joined or join the company after April 1997 are eligible to receive defined contribution pension benefits.

Mr Fischel elected for "Enhanced Protection" under the Government's "single lifetime limit" which came into force in April 2006. Accordingly he receives a monthly sum, in lieu of any contribution by the company to his pension arrangements. On an annual basis this sum does not exceed the amount of the company's normal pension contribution on his behalf and is presently capped at 24.5 per cent of salary. PAYE and NI are deducted. The cost to the company is no higher than the present cost of pension contributions. Similar arrangements also applied to Mr Smith until his resignation on 31 March 2008. Details of the rates and sums paid are set out on page 89.

No aspect of remuneration other than base salary is pensionable.

Details of the pension benefits provided to Executive Directors for the year ended 31 December 2008 are set out on page 89.

(5) Service contracts The company's policy is to provide contracts terminable on 12 months' notice or less on either side. Executive Directors have rolling service contracts which are terminable on 12 months' notice on either side. The Chairman's letter of appointment is for an initial period of one year. The terms of his appointment broadly reflect the terms of the three year appointments of the Non-Executive Directors.

None of the existing service contracts makes any provision for termination payments, other than for payment in lieu of notice. In the event of the company terminating an Executive Director's contract the level of compensation would be subject to mitigation if considered appropriate and legally sustainable.

Details of termination payments and payments made to former Directors of Liberty International during 2008 are set out on page 89.

Table 2
The following service contracts in respect of Executive Directors who were in office during 2008 are rolling service contracts and therefore have no end date.

	Date of commencement of contract	Notice period
Current Directors		
K.E. Chaldecott*	6 April 2000	12 Months
I.C. Durant	17 March 2008	12 Months
D.A. Fischel	24 June 1999	12 Months
I.D. Hawksworth†	1 Sept 2006	12 Months
Former Directors		
R.M. Cable*	11 April 2000	12 Months
A.C. Smith	24 June 1999	12 Months

* Contract with CSC Management Services Limited
† Contract with C&C Management Services Limited

Remuneration policy for Non-Executive Directors
All Non-Executive Directors with less than nine years service have been appointed on fixed terms of three years, subject to renewal thereafter. Those with more than 9 years service, Messrs Rapp and Gordon, have a term of one year. Non-Executive Directors each received a fee of £45,000 per annum in 2008. Non-Executive Directors who are members of the Audit Committee received an additional £5,000 per annum and members of the Remuneration Committee received an additional £5,000 per annum. The Chairman of the Audit Committee received £10,000 per annum and the Chairman of the Remuneration Committee received £10,000 per annum. Non-Executive Directors received no benefits from their office other than fees. They are not eligible to participate in group pension arrangements.

The Chairman and the Non-Executive Directors are entitled to receive an additional payment of an amount equal to their basic annual fee in the event of a change in control of the company.

The Chairman receives a fee of £325,000 per annum with effect from 1 August 2008. The Chairman receives no benefits from his office other than fees and entitlement to private medical insurance. He is eligible to join the company's unapproved Share Option Scheme, but is not eligible to participate in group pension arrangements.

Performance graph

The following graph shows the Total Shareholder Return ("TSR") for Liberty International over the five-year period ended 31 December 2008, compared with our closest comparator group for this purpose, the FTSE Real Estate Index. TSR is defined as share price growth plus reinvested dividends. For additional information, a graph showing the TSR for Liberty International compared with the FTSE 100 is provided.

Total Shareholder Return (TSR) for period 1 January 2004 to 31 December 2008


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Liberty International TSR
FTSE Real Estate TSR
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Total Shareholder Return (TSR) for period 1 January 2004 to 31 December 2008


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Liberty International TSR
FTSE 100 TSR
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Directors' emoluments – Table 3

Name	Salary and service contract remuneration £	Benefits in kind (including car allowance) £	Annual bonus[1] £	Other (see notes below) £	Directors' fees £	Other fees £	Directors' fees and other remuneration paid by subsidiaries £	Aggregate emoluments* 2008 £	Aggregate emoluments* 2007 £
Chairman									
D.P.H. Burgess (appointed as Chairman 1 August 2008)	135,417	1,497			26,250	17,500		180,664	75,000
Executive									
D.A. Fischel[2]	465,187	19,135		111,645				595,967	652,877
K.E. Chaldecott	322,500	11,227						333,727	343,262
I.C. Durant (appointed 21 April 2008)[3]	226,250	13,355	227,500					467,105	–
I.D. Hawksworth[4]	326,250	19,135	250,000	50,000				645,385	564,730
Non-Executive									
G.J. Gordon					45,000			45,000	45,000
I.J. Henderson					45,000	7,500		52,500	50,000
M. Rapp					45,000	40,000		85,000	85,000
R.O. Rowley					45,000	12,083		57,083	50,000
N. Sachdev					45,000	2,500		47,500	45,000
Retired during year									
A.C. Smith[5] (resigned 31 March 2008)	68,750	4,748		430,199				503,697	450,886
R.M. Cable[6] (retired 18 April 2008)	88,269	5,758						94,027	337,480
L. James (retired 18 April 2008)					13,615	3,026		16,641	55,000
Sir Robert Finch[7] (resigned 31 July 2008)	228,333	13,561		259,118				501,012	446,176
J.G. Abel[8] (retired 31 December 2008)					45,000	48,000		93,000	105,000
R.W.T. Buchanan (retired 31 December 2008)					45,000	17,500		62,500	65,000
Total	1,860,956	88,416	477,500	850,962	354,865	148,109		3,780,808	3,370,411

* Aggregate emoluments exclude pensions, which are detailed below.

1 No bonuses were awarded to Executive Directors in respect of the year ended 31 December 2008, other than to Messrs Durant and Hawksworth as explained in notes 3 and 4 below.

2 Mr Fischel received a payment of £111,645, representing 24% of basic salary in lieu of accruing further benefits under the defined benefit pension scheme.

3 The Remuneration Committee is honouring a contractual obligation to pay a bonus to Mr Durant of £227,500, of which 50% will be paid in cash in March 2009 and 50% will be awarded under the Annual Bonus Scheme by way of Liberty International shares, consisting of approximately 25,278 shares deferred for two years and approximately 12,639 shares deferred for four years.

4 Mr Hawksworth was appointed on 15 September 2006. Mr Hawksworth received a joining bonus of £250,000, £100,000 of which was paid on 1 September 2006, and a further £100,000 of which was paid in March 2007. The final sum of £50,000 was paid in March 2008. The Remuneration Committee is honouring a prior obligation, agreed as part of his joining arrangements, to make a bonus payment in respect of the year ended 31 December 2008 to Mr Hawksworth of £250,000, of which £150,000 will be paid in March 2009, and the balance of £100,000 will be awarded by way of approximately 33,334 Liberty International shares deferred for one year to vest in March 2010.

5 Mr Smith received a payment of £16,156, representing 23.5% of basic salary in lieu of accruing further benefits under the defined benefit pension scheme. Mr Smith was also paid £414,043 upon his resignation as Finance Director of Liberty International PLC. These sums are included in "Other" above.

6 Mr Cable was also paid £475,920 in connection with the termination of his employment by CSC Management Services Limited on 31 October 2008.

7 Sir Robert Finch received £29,118 under contractual arrangements whereby he was entitled to receive, each quarter, such additional remuneration that would purchase 1,000 Liberty International ordinary shares. He additionally was paid a total of £230,000 upon his resignation as Chairman of the Company. These sums are included in "Other" above. Since 31 July 2008, the company has paid £41,666 to Sir Robert in connection with consultancy arrangements.

8 "Other fees" include a total of £43,000 paid to Mr Abel in connection with continuing consultancy arrangements.

Sir Donald Gordon, Life President, received a total of £350,000 (2007: £350,000) during 2008 in connection with his Life Presidency and consultancy arrangements.

Mr David Bramson retired from the Board on 31 March 2006. During 2008 Mr Bramson received £10,000 as Chairman of the Trustees of the Liberty International Group Retirement Benefit Scheme.

During 2008, Mr Hawksworth received a fee of £20,000 in respect of his Non-Executive Directorship of AIM listed Japan Residential Investment Company Limited.

During 2008, Mr Durant received a fee of £41,000 in respect of his Non-Executive Directorship of FTSE 250 company Greene King PLC.

Benefits provided for the Executive Directors relate primarily to the provision of a car or car allowance and medical insurance. The benefits provided for the Chairman comprise medical insurance.

Full details relating to the holding and exercise of share options granted prior to, and during, 2004 by Directors and the performance conditions relating to the options are set out in note 44 to the accounts, which are subject to audit. No options have been granted to any Director or Senior Executive since 2004.

The interests of Directors in conditional awards of ordinary shares under the annual bonus scheme for 2007 and prior years are detailed in note 44 on pages 70 to 72.

Directors' pensions – Table 4
Mr Hawksworth was a member of a group personal pension; contributions of £78,300 (2007: £74,700 from 15 September 2007) were made in the year by the company on his behalf.

Mr Durant, who is entitled to membership of Liberty International's group personal pension (the "GPP") has opted out of the GPP. Instead he has elected for payment of an annual pension contribution of 24 per cent. of his annual salary into a pension arrangement of his choice.

Four Directors were members of a defined benefit arrangement, benefits earned being as shown below. Two disclosures on transfer values are required; one is defined by the Directors' Remuneration Report Regulations 2002, which introduced Schedule 7A into the Companies Act 1985 – see (a) below. The other is defined by UKLA Listing Rules, derived from the Companies Act 1985 – see (b) below.

The Companies Act Schedule 7A disclosure shows the difference between the transfer valuation of each Director's total pension benefit both at the start and at the end of the year. The valuation takes into account, at each such date, the Director's age; certain economic factors and financial market conditions; the basis of calculation applied at that date; and any increase in pension. In some years, the effect of the change in factors used in the calculation can outweigh the actual increase in pension. By contrast, the Listing Rules disclosure is based on the actual increase in pension benefit in the year and states the transfer value of the increase using actuarial factors as at the year end.

(a) Disclosures as required by Schedule 7A of the Companies Act 1985

Name	Total pension accrued at 31 December 2008* £ p.a.	Increase in accrued pension over the year (including inflation) £ p.a.	Transfer value of benefits 1 January 2008 £	Transfer value of benefits 31 December 2008 £	Increase in transfer value over year £	Increase in transfer value over year, less Director contributions† 2008 £	Increase in transfer value over year, less Director contributions† 2007 £
D.A. Fischel[ø]	163,889	8,630	2,431,671	2,997,765	566,094	566,094	594,329
K.E. Chaldecott	106,831	20,411	1,123,978	1,637,339	513,361	498,361	407,902
R.M. Cable (retired 18 April 2008)	65,802	10,288	812,632	1,128,268	315,636	312,011	301,925
A.C. Smith[ø] (resigned 31 March 2008)	84,169	1,111	1,220,630	1,499,324	278,694	278,694	334,963
Total	**420,691**	**40,440**	**5,588,911**	**7,262,696**	**1,673,785**	**1,655,160**	**1,639,119**

* Or date of cessation of Directorship if earlier. The pension entitlement shown is that which would be paid annually based on service to the end of the year or date of cessation.
† The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less the Director's contributions.

(b) Additional disclosure required under the Listing Rules of the UK Listing Authority

Name	Increase in accrued pension over the year (excluding inflation) £ p.a.	Transfer value of increase (less Director contributions) £
D.A. Fischel[ø]	2,575	44,681
K.E. Chaldecott	17,041	238,148
R.M. Cable (retired 18 April 2008)	8,123	131,890
A.C. Smith[ø] (resigned 31 March 2008)	(2,128)	(36,745)
Total	**25,611**	**377,974**

Notes:

ø On 5 April 2006, Mr Fischel and Mr Smith ceased to accrue further benefits in the defined benefit scheme, as a result of new pensions legislation which introduced the "single lifetime limit". Mr Fischel and Mr Smith have each since 5 April 2006 received an actuarially determined amount of cash, subject to PAYE and NI deductions, as set out in the footnotes to Table 3 above, in lieu of accruing further benefits under the defined benefit scheme. Although no additional benefits have been accrued, deferred benefits are related to current salary.

Directors who are members of the Retirement Benefit Scheme have the option to pay additional voluntary contributions. No contributions were made in the year.

Ian Henderson
Chairman of the Remuneration Committee, on behalf of the Board

28 April 2009

Five year record 2004 – 2008

Balance sheet

	UK GAAP	IFRS				
	2004 £m	2004 £m	2005 £m	2006 £m	Restated 2007 £m	**2008 £m**
Investment properties						
UK shopping centres	4,362.9	4,349.0	5,839.0	6,542.8	6,466.0	**4,982.7**
Other	950.0	948.6	1,098.8	1,644.3	2,156.8	**2,091.7**
	5,312.9	5,297.6	6,937.8	8,187.1	8,622.8	**7,074.4**
Other assets less current liabilities	381.2	451.6	(66.1)	193.4	(47.8)	**(824.0)**
Total assets less current liabilities	5,694.1	5,749.2	6,871.7	8,380.5	8,575.0	**6,250.4**
Long-term debt	(2,118.8)	(2,268.0)	(2,970.2)	(3,493.7)	(3,679.7)	**(4,165.0)**
Convertible bonds	(235.4)	(220.9)	(105.4)	(108.7)	(111.3)	**(92.3)**
Provisions for liabilities and charges	(95.9)	(726.1)	(863.0)	(45.7)	(75.1)	**(7.3)**
Total shareholders' funds including minority interests	3,244.0	2,534.2	2,933.1	4,732.4	4,708.9	**1,985.8**

Income statement

	2004 £m	2004 £m	2005 £m	2006 £m	2007 £m	**2008 £m**
UK shopping centres	181.2	187.4	235.6	272.0	288.8	**280.8**
Other commercial properties	64.0	68.9	64.5	68.6	75.4	**72.5**
Exhibition	–	–	–	–	10.1	**28.6**
Other activities	–	–	–	–	–	**1.6**
Net rental income	245.2	256.3	300.1	340.6	374.3	**383.5**
Property trading profits	9.9	6.2	11.6	32.8	2.9	**0.3**
Other income/(expenses)	8.9	8.9	2.6	2.0	(0.9)	**0.2**
Profit on sale of subsidiary	–	–	–	–	–	**0.8**
Write down of trading property	–	–	–	–	–	**(5.8)**
Administration expenses	(26.5)	(27.2)	(29.2)	(34.2)	(45.2)	**(63.2)**
Impairment of goodwill	–	–	–	–	–	**(35.0)**
Share of operating profit of joint ventures	7.7	–	–	–	–	**–**
Operating profit	245.2	244.2	285.1	341.2	331.1	**280.8**
Net interest payable	(129.5)	(137.2)	(164.2)	(186.1)	(200.5)	**(221.7)**
Profit before taxation, valuation and exceptional items	115.7	107.0	120.9	155.1	130.6	**59.1**
(Deficit)/gain on revaluations and sale of investment and development properties	–	357.3	565.5	586.5	(279.1)	**(2,057.0)**
Other finance income/(costs)	42.6	32.2	(13.7)	(2.0)	(3.3)	**0.9**
Change in fair value of derivative financial instruments	–	(41.4)	(145.8)	163.5	27.0	**(665.1)**
(Loss)/profit on ordinary activities before taxation	158.3	455.1	526.9	903.1	(124.8)	**(2,662.1)**
(Loss)/profit for the financial year attributable to shareholders after taxation and minority interests	124.6	332.1	366.3	1,564.1	(105.0)	**(2,451.3)**
Ordinary dividends	(84.0)	(81.1)	(86.3)	(97.4)	(122.1)	**(123.0)**
Transfers to retained earnings	40.6	251.0	280.0	1,466.7	(227.1)	**(2,574.3)**

Per share information

	2004	2004	2005	2006	2007	**2008**
Earnings per share before exceptional items (adjusted)	29.02p	27.1p	29.8p	33.9p	36.0p	**29.0p**
Loss/earnings per share (basic) (includes exceptional items)	39.32p	104.8p	114.8p	462.1p	(29.0)p	**(678.1)p**
Dividends per share	26.50p	26.50p	28.25p	31.00p	34.10p	**16.5p**
Net assets per share (diluted, adjusted)	1017p	1025p	1188p	1327p	1264p	**745p**
Ordinary shares in issue (less treasury shares held)	317.3m	317.3m	335.4m	361.7m	361.5m	**363.7m**
Ordinary shares in issue (diluted) (less treasury shares held)	352.1m	352.1m	352.0m	377.1m	376.4m	**375.7m**

Shareholder information

Registrars
All enquiries concerning shares or shareholdings, including notification of change of address, queries regarding loss of a share certificate and dividend payments should be addressed to:

For shareholders registered in the UK:
Capita Registrars
The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone 0871 664 0300 (calls cost 10p per minute plus network extras) (within UK)
+44 20 8639 3399 (outside UK)
Facsimile 020 8639 2342
Email: ssd@capitaregistrars.com
www.capitaregistrars.com

For shareholders registered in South Africa:
Computershare Investor Services (Pty) Ltd
70 Marshall Street, Johannesburg 2001
South Africa
Postal address:
PO Box 61051
Marshalltown 2107, South Africa
Telephone +27 11 370 5000
Facsimile +27 11 688 5200
www.computershare.com

For shareholders holding American Depositary Receipts:
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA 15252-8516
Freephone number within USA:
1-877-353-1154
Telephone number outside USA:
+1-201-680-6825
Email shrrelations@bnymellon.com
http://www.bnymellon.com/shareowner

Payment of dividends
Shareholders who wish to have their dividends paid directly into a bank or building society account should complete a mandate form available from the appropriate registrars.

Share price information
The latest information on the Liberty International PLC share price is available on the website www.liberty-international.co.uk

Web-based enquiry service for shareholders
Found at www.capitashareportal.com, shareholders registered in the UK can use this service to obtain details of their shareholdings and dividends. The shareholder's surname, Investor Code (found on any correspondence from registrars) and postcode are required to use this service. Shareholders may also use this service to amend or change their address and dividend mandate details.

Share dealing
Existing UK shareholders may trade Liberty International PLC shares through Capita Share Dealing Services who provide an easy to use, real-time online, telephone and postal dealing service. www.capitadeal.com telephone: 0871 664 0364 (calls cost 10p per minute plus network extras)

Electronic communication
Shareholders' consent to send or supply communications to shareholders via the company's website was received at the Annual General Meeting in April 2007. The company will now be supplying information such as the Annual and Interim Report via the website to shareholders who have consented to such communication. Shareholders will be notified by email or post when new information is available on the website.

Shareholders can at any time revoke a previous instruction in order to receive hard copies of shareholder information.

UK shareholders may register to receive communications electronically by logging on to the website of the UK Registrars (www.capitashareportal.com) and following the instructions given to register an email address. Once registered, shareholders are sent a "Notice of Availability" email highlighting that the Annual Report, Interim Report or Notice is available for viewing on the website.

Produced and printed by Radley Yeldar www.ry.com

Management structure and advisers

Liberty International PLC

Sir Donald Gordon, President for Life

Chairman and Executive Directors
Patrick Burgess, Chairman
David Fischel, Chief Executive
Ian Durant, Finance Director
Kay Chaldecott
Ian Hawksworth

Non-executive Directors
Graeme Gordon (Alternate – Richard Gordon)
Ian Henderson
Michael Rapp
Rob Rowley
Neil Sachdev

Company Secretary
Susan Folger

General Corporate Counsel
Hugh Ford

Group Treasury and Accounting
Mark Kildea, Treasurer
Peter Weir, Financial Controller

Registered Office
40 Broadway, London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1333

Registered Number
3685527

Website
www.liberty-international.co.uk

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors

Solicitors

Linklaters LLP

Property Companies

Capital Shopping Centres

Kay Chaldecott, Managing Director
Caroline Kirby, Property Director
Trevor Pereira, Commercial Director
Loraine Woodhouse, Finance Director

40 Broadway, London SW1H 0BT
Telephone 020 7887 4220
Facsimile 020 7887 4225
www.capital-shopping-centres.co.uk

CSC Senior Management

Jonathan Ainsley, Director of Asset Management (South)
Martin Breeden, Director of Asset Management (North)
Kate Grant, Director of Property Management
Bob Tingle, Group Manager, Centre Operations

General Managers

Braehead, Renfrew, Glasgow

www.braehead.co.uk
Peter Beagley 0141 885 1441

Chapelfield, Norwich

www.chapelfield.co.uk
Davina Tanner 01603 753340

The Chimes, Uxbridge

www.thechimes.uk.com
Tony Dunn 01895 819400

Eldon Square, Newcastle upon Tyne

www.eldon-square.co.uk
Tim Lamb 0191 261 1891

The Glades, Bromley

www.theglades.uk.com
Howard Oldstein 020 8313 9292

The Harlequin, Watford

www.theharlequin.uk.com
Michael Stevens 01923 250292

Lakeside, Thurrock

www.lakeside.uk.com
Steve Chandler 01708 860087

The Mall at Cribbs Causeway, Bristol

www.mallcribbs.com
Jonathan Edwards 0117 915 5555

Manchester Arndale

www.manchesterarndale.com
Glen Barkworth 0161 833 9851

MetroCentre, Gateshead

www.metrocentre.uk.com
Barry Turnbull 0191 493 0200

The Potteries, Stoke-on-Trent

www.potteries.uk.com
Paul Lancaster 01782 289822

St David's Centre, Cardiff

www.stdavidsshopping.co.uk
Steven Madeley 029 2039 6041

The Victoria Centre, Nottingham

www.victoriacentre.uk.com
Paul Francis 0115 912 1111

The Westgate Shopping Centre, Oxford

www.oxfordcity.co.uk/shops/westgate
Brendan Hattam 01865 725455

Property Companies continued

Capital & Counties

Ian Hawksworth, Managing Director
Gary Yardley, Chief Investment Officer
Bill Black, Executive Director
Bob Tattar, Finance Director

40 Broadway, London SW1H 0BU
Telephone 020 7887 7000
Facsimile 020 7887 0000
www.capitalandcounties.com

Business Units

Covent Garden, London

Beverley Churchill, Andrew Hicks
020 7395 3765

Earls Court & Olympia

Gary Yardley 020 7887 7000

Capco Opportunities

Michael Vaughan-Johns 020 7887 7000

Capital & Counties U.S.A. Inc.

Turner Newton, President
100 The Embarcadero, Suite 300
San Francisco, California, CA 94105 USA
Telephone 001 415 421 5100
Facsimile 001 415 421 6021
www.capcount-usa.com

Liberty International Construction and Development

Martin Ellis, Managing Director
Gavin Mitchell, Director
Charles Forrester, Director

40 Broadway, London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1261

The company's website, which contains further information,
is available at: **www.liberty-international.co.uk**